Exhibit 99.3

WHO WE ARE Eldorado Gold Corporation is a Canadian mid-tier gold producer with 25 years of experience building and operating mines in Europe, Asia and the Americas. We discover, acquire, develop and operate high-quality assets in prospective regions where we believe we can create value. We are dedicated to responsible operations, the highest safety and environmental standards and working with stakeholders to enhance the communities where we operate. Voting by proxy is the easiest way to vote your shares. Please refer to your proxy form or voting instruction included in this package or to the “FAQs” section on page 7 of this Information Circular for more information on the voting methods available to you. INTERNET/TELEPHONE IN PERSON MAIL TABLE OF CONTENTS Governance Highlights and Initiatives 1 Proxy Summary 2 Board and Governance Highlights 3 Notice of 2018 Annual and Special Meeting of Shareholders 4 General Information 6 FAQs 7 Business of Meeting 11 Election of Directors 11 Appointment of Auditors 12 Authorizing the Directors to Set Auditor’s Pay 12 Approval of a Non-Binding Advisory Resolution on Executive Compensation 12 Approval of a Special Resolution to Amend Eldorado’s Restated Articles of Incorporation in Connection With a Share Consolidation 13 Approval of Eldorado’s Amended and Restated Stock Option Plan 17 About Our Director Nominees 19 Meeting Attendance 28 Governance 30 About the Board 32 Board Committees 42 Audit Committee 42 Sustainability Committee 43 Corporate Governance and Nominating Committee 43 Compensation Committee 44 Compensation Discussion & Analysis (CD&A) 45 Compensation Highlights 45 Letter to Shareholders 47 Compensation Philosophy and Objectives 52 Managing Compensation Risk 54 Determining Compensation 56 Compensation Components & 2017 Compensation Decisions 58 President & CEO Compensation 70 Compensation Tables and Disclosures 73 Director Compensation 81 Other Information 87 Schedule A – Articles of Amendment 98 Schedule B – Stock Option Plan 99 Schedule C – Board of Directors Terms of Reference 109 Cover image: Efemçukuru, in Turkey.

1 PROXY SUMMARY

GOVERNANCE HIGHLIGHTS AND INITIATIVES

2018 NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

2 PROXY SUMMARY

PROXY SUMMARY

This summary highlights information contained in our Management Proxy Circular (the “Circular”). This summary does not contain all of the information that you should consider. We encourage you to read the entire Circular carefully prior to voting.

Annual Meeting Details
Date	Location	Time
Thursday, June 21, 2018	Fairmont Hotel Vancouver Waddington Room 900 West Georgia Street Vancouver, British Columbia V6C 2W6	3:00pm Pacific time
Shareholder Voting Matters
Business Item	Management’s Recommendation	Reference Page
Election of directors	FOR	11
Appoint auditors	FOR	12
Authorize Board to fix Auditor Pay	FOR	12
Advisory Vote on Compensation	FOR	12
Approve Amendment to Eldorado’s restated articles of incorporation to implement proposed Share Consolidation	FOR	13
Approve Eldorado’s Amended and Restated Stock option plan	FOR	17

Director Nominees

Name	Principal occupation	Other public boards	Year first appointed	Independent	2017 Board and committee attendance	Committee participation	2017 AGM Vote result (“for”; %)

George Albino	Corporate director	1	2016	YES	100%	CGNC, Compensation	98.66

George Burns	President & CEO, Eldorado	0	2017	NO	100%		98.85

Teresa Conway	Corporate director	0	Nominee	YES	n/a	n/a	n/a

Pamela Gibson	Corporate director	1	2014	YES	100%	CGNC (Chair), Audit	96.95

Geoffrey Handley	Corporate director	1	2006	YES	100%	Sustainability, Compensation	92.70

Michael Price	Corporate director	2	2011	YES	91%	Sustainability (Chair), Audit	96.97

Steven Reid	Corporate director	2	2013	YES	96%	Compensation (Chair), Sustainability	93.65

John Webster	Corporate director	0	2015	YES	100%	Audit (Chair), CGNC	98.69

2018 NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

3 PROXY SUMMARY

Board and Governance Highlights

Board Composition

Size of Board	8

Number of independent directors	7 (88%)

Average tenure of independent directors (post-AGM)	6.1 years

Number of women directors	2 (25%) (1)

Independent Chair and Board committees (see page 42 for details)	YES

In-camera sessions of independent directors (see page 28 for details)	YES

Board evaluation process (see page 32 for details)	YES

Board orientation and continuing education (see page 38 for details)	YES

Board site visits (see page 38 for details)	YES

Share ownership policies for directors (see page 39 for details)	YES

Shareholder Rights

Annual election of directors	YES

Directors elected individually (not by slate)	YES

Majority Voting Policy for directors (see page 11 for details)	YES

Advance Notice Policy (see page 11 for details)	YES

Dual-class shares	NO

Shareholder Engagement Policy (see page 40 for details)	YES

Governance

Code of Conduct and Business Ethics (see page 30 for details)	YES

Anti-Bribery and Anti-Corruption Policy (see page 31 for details)	YES

Anti-Hedging (see page 31 for details)	YES

Diversity Policy (see page 36 for details)	YES

Board succession planning (see page 33 for details)	YES

Overboarding Policy (see page 37 for details)	YES

Term limits (see page 37 for details)	NO

Retirement age for directors (see page 37 for details)	YES

Independence review and disclosure of 10-year-plus directors (see page 37 for details)	YES

CEO evaluation and executive succession planning (see page 38 for details)	YES

Compensation

Advisory Vote on Executive Compensation (see page 12 and CD&A page 45 for details)	YES

Executive Compensation Recovery Policy (Clawback Policy) (see page 55 for details)	YES

Notes:

(1)	Assumes election of all director nominees.

2018 NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

4 NOTICE OF MEETING

NOTICE OF 2018 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

WHEN

Thursday, June 21, 2018 at 3:00p.m. Pacific time

WHERE

Fairmont Hotel Vancouver

Waddington Room

900 West Georgia Street

Vancouver, British Columbia V6C 2W6

ITEMS OF BUSINESS:

1.	Receive our 2017 annual audited financial statements (page 11)

2.	Elect eight directors for the coming year (page 11)

3.	Re-appoint KPMG as auditor for the coming year (page 12)

4.	Authorize the directors to set the auditor’s pay (page 12)

5.	Approve a non-binding advisory resolution on executive compensation (page 12)

6.	Approve a special resolution to amend Eldorado’s restated articles of incorporation to implement proposed Share Consolidation (page 13)

7.	Approve an ordinary resolution for Eldorado’s Amended and Restated Stock Option Plan (page 17)

8.	Other business (page 18)

YOUR VOTE IS IMPORTANT

You are entitled to receive this notice and vote at our 2018 Annual and Special Meeting of Shareholders (“2018 annual meeting”) if you owned common shares of Eldorado Gold Corporation (Eldorado or “the Company”) as of the close of business on May 7, 2018 (“the record date” for the 2018 annual meeting).

NOTICE-AND-ACCESS

We are using notice-and-access procedures to deliver our 2018 meeting materials to Shareholders. You are receiving this notice with information on how you can access the Circular electronically, along with a proxy – or, in the case of non-registered Shareholders, a voting instruction form – by which to vote at the meeting or submit your voting instructions.

The Circular, form of proxy, annual return card, Shareholder letter, annual audited consolidated financial statements and associated management’s discussion and analysis (“MD&A”) are available on our website (www.eldoradogold.com/shareholder-materials) as of May 18, 2018 and will remain on the website for one full year. You can also access the meeting materials through our public filings on the SEDAR website (www.sedar.com) and the United States Securities and Exchange Commission (“SEC”) website (www.sec.gov), under Eldorado’s name.

The Circular contains important information about the meeting and the Company. We encourage and remind you to access and review the Circular prior to voting.

2018 NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

5 NOTICE OF MEETING

The Company will mail paper copies of the meeting materials to those Shareholders who had previously elected to receive paper copies. All other Shareholders will receive this notice along with a form of proxy or voting instruction form, as applicable. If you received this notice and want to obtain paper copies of the full meeting materials, they can be requested, without charge, by contacting us as follows:

information@eldoradogold.com

1 604 687 4018 or 1 888 353 8166 (toll-free)

1 604 687 4026

1188 Bentall 5, 550 Burrard Street, Vancouver, British Columbia V6C 2B5 Attention: Corporate Secretary

To receive the Circular in advance of the proxy deposit date and meeting date, requests for printed copies must be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form.

Shareholders are able to request future copies of the annual audited consolidated financial statements and MD&A and/or interim consolidated financial report and MD&A by marking the appropriate box on the annual return card included with this notice, as applicable. All registered Shareholders will receive the annual audited consolidated financial statements and MD&A.

SUBMITTING YOUR VOTE

If you are a registered Shareholder and are unable to attend the meeting, please complete the enclosed form of proxy and return it as soon as possible. To be valid, proxies must be returned by 3:00p.m. on Tuesday, June 19, 2018 to our transfer agent at:

Computershare Trust Company of Canada

8th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

You may also vote by telephone or internet by following the instructions on your proxy.

If you are a non-registered Shareholder, you should follow the instructions on your voting instruction form in order to submit your voting instructions to your intermediary or its agent. You should submit your voting instructions to your intermediary or its agent as instructed as soon as possible, so that your intermediary or its agent has sufficient time to submit your vote prior to the voting deadline of 3:00p.m. on Tuesday, June 19, 2018.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please contact Kingsdale Advisors by telephone at 1 877 657 5856 toll-free in North America or 416 867 2272 outside of North America or by email at (contactus@kingsdaleadvisors.com).

By order of the Board,

Karen Aram

Corporate Secretary

Vancouver, British Columbia

May 7, 2018

2018 NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

6 GENERAL INFORMATION

GENERAL INFORMATION

ELDORADO GOLD

In this document, we, us, our, Eldorado, the Company and the Corporation mean Eldorado Gold Corporation.

SHAREHOLDERS

You, your and Shareholder mean registered holders (unless the context otherwise requires) of common shares of Eldorado.

DATE OF INFORMATION

Information in this document is as of May 7, 2018, unless otherwise stated.

EXCHANGE RATE

All dollar figures are in Canadian dollars, except as noted. We used the average annual exchange rate for 2017 reported by the Bank of Canada of CDN$1.00 = USD$0.7701.

ADDITIONAL INFORMATION

You can find financial information relating to Eldorado in our comparative financial statements and MD&A dated December 31, 2017.

See our MD&A, financial statements and our annual information form (“AIF”) or form 40-F for additional information about Eldorado. These documents are available on our website (www.eldoradogold.com) and are also available on the SEDAR website (www.sedar.com) and the SEC website (www.sec.gov), under Eldorado’s name.

You can also request copies free of charge by contacting our Corporate Secretary:

information@eldoradogold.com

1 604 687 4018 or 1 888 353 8166 (toll-free)

1 604 687 4026

1188 Bentall 5, 550 Burrard Street, Vancouver, BC V6C 2B5

2018 NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

7 FAQs

FAQs

WHO CAN VOTE?

If you hold Eldorado common shares at the close of business on May 7, 2018 (the “record date”), you are entitled to receive notice and vote at our 2018 annual meeting. Each share you hold entitles you to one vote on each item of business on a ballot.

WHAT ARE WE VOTING ON?

We are voting on the following items of business:

◾	Election of directors;

◾	Appointment of auditors;

◾	Authorizing the directors to set auditors pay;

◾	Approval of a non-binding advisory resolution on executive compensation;

◾	Approval of a special resolution to amend Eldorado’s restated articles of incorporation in connection with a Share Consolidation; and

◾	Approval of Eldorado’s Amended and Restated Stock Option Plan.

WHAT APPROVAL IS REQUIRED?

Approval of the amendment to Eldorado’s restated articles of incorporation to implement Eldorado’s proposed Share Consolidation will require approval by 66 2/3% of the votes cast by Shareholders. All the other items of business require approval by a majority of the votes cast by Shareholders.

HOW MANY SHAREHOLDERS DO YOU NEED TO REACH A QUORUM?

According to our by-laws, we need two voting persons present or deemed to be present at the meeting and authorized to cast a total of at least 25% of the votes attached to all of the common shares entitled to vote at the meeting. Voting persons are registered Shareholders or their duly authorized representatives or proxyholders of registered Shareholders entitled to vote at the meeting. As at May 7, 2018, we had a total of 794,010,680 common shares issued and outstanding.

DOES ANY SHAREHOLDER BENEFICIALLY OWN 10% OR MORE OF THE OUTSTANDING COMMON SHARES?

Yes. Blackrock Inc. according to their most recent public filing, held 15.03% or 119,407,814 of our common shares on the record date.

We are not aware of any other Shareholders who beneficially own, either directly or indirectly, or exercise control or direction over, 10% or more of our outstanding common shares.

ARE YOU AWARE OF ANY INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS?

No. Other than as disclosed in this Circular, we are not aware of any director, director nominee, executive officer of Eldorado or a subsidiary of Eldorado, any Shareholder who holds or controls more than 10% of our common shares or anyone associated or affiliated with them who has or had during 2017 a direct or indirect material interest in any material transaction or any proposed material transaction of Eldorado or a subsidiary of Eldorado.

DO ANY OF YOUR DIRECTORS OR EXECUTIVE OFFICERS HAVE A MATERIAL INTEREST IN ANY ITEM OF BUSINESS?

Other than as described in this Circular, none of our director nominees, any person who has been a director or executive officer since the beginning of 2017 or anyone associated or affiliated with them, has a direct or indirect material interest in any item of business other than electing the directors and appointing the independent auditor.

HOW WILL I RECEIVE THE MEETING MATERIALS?

Under notice-and-access, a notice of meeting will be mailed to registered owners of Eldorado common shares on May 18, 2018, along with a form of proxy and annual return card, in accordance with applicable laws, unless you have requested to receive this information electronically. This Circular will be posted on Eldorado’s website at www.eldoradogold.com/shareholder-materials.

2018 NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

8 FAQs

If you are a non-registered Shareholder, as permitted under the notice-and-access provisions of applicable securities laws, we have provided copies of the notice of meeting and annual return card to your broker, custodian, fiduciary or other intermediary to forward to you, along with a form of voting instruction form. Intermediaries are required to forward the meeting materials unless a non-registered Shareholder has waived the right to receive them. Please follow the voting instructions from your intermediary. Your intermediary is responsible for properly executing your voting instructions.

Objecting beneficial owners (“OBOs”) are beneficial Shareholders who do not want us to know their identity. We are paying for intermediaries to forward meeting materials to OBOs.

Non-objecting beneficial owners (“NOBOs”) are beneficial Shareholders who do not object to us knowing their identity. We are not sending meeting materials directly to NOBOs. NOBOs will receive meeting materials from their intermediaries.

AM I A REGISTERED OR NON-REGISTERED SHAREHOLDER?

You are a registered Shareholder if you hold a share certificate in your name.

You are a non-registered (or beneficial) Shareholder if your shares are registered in the name of your bank, trust company, securities dealer or broker, trustee, administrator, custodian or other intermediary, who holds your shares in a nominee account.

HOW DO I VOTE IF I AM A REGISTERED SHAREHOLDER?

As a registered Shareholder you can vote in one of two ways:

◾	Attend the meeting and vote your shares in person

◾	Appoint someone else (your proxyholder) to attend the meeting and vote your shares for you

You can vote by proxy in one of three ways:

◾	Complete, sign and return your form of proxy by mail in the prepaid envelope provided

◾	Vote by telephone by following the instructions on your form of proxy; or

◾	Visit the website indicated on your proxy and follow the instructions there

CAN I APPOINT SOMEONE OTHER THAN ELDORADO PROXYHOLDERS TO ATTEND THE MEETING AND VOTE ON MY BEHALF?

Yes, if you are a registered Shareholder and want to appoint someone else as your proxyholder, do not check the box beside the names of the Eldorado proxyholders on the enclosed proxy form. Print the name of the person (your proxyholder) you want, in the space provided. Your proxyholder need not be a Shareholder. Your proxyholder must attend the meeting in order for your vote to be counted. Please inform your proxyholder that he or she has been appointed and that he or she must attend the meeting and register with our transfer agent, Computershare Trust Company of Canada (“Computershare”), upon arrival at the meeting.

HOW CAN I VOTE IF I AM A NON-REGISTERED SHAREHOLDER?

As a non-registered Shareholder, you must follow the instructions of your intermediary to submit your voting instructions, in order to have your vote counted. You can do so in one of three ways:

◾	Submit your voting instruction form to your intermediary (or agent as instructed by your intermediary) to submit a vote on your behalf

◾	Have your intermediary appoint you as proxyholder to attend the meeting and vote your shares in person

◾	Have your intermediary appoint someone else to attend the meeting and vote your shares for you

You can submit your voting instruction form in one of three ways:

◾	Complete, sign and return your voting instruction form by mail as instructed on the form

◾	Vote by telephone by following the instructions on your voting instruction form

◾	Visit the website indicated on your voting instruction form and follow the instructions there

Additionally, Eldorado may use the Broadridge QuickVote service to assist non-registered Shareholders with voting their shares. Non-registered Shareholders may be contacted by Kingsdale Advisors (“Kingsdale”) to conveniently obtain a vote directly over the telephone. Broadridge then tabulates the results of all instructions received and provides the appropriate instructions respecting the voting shares to be represented at the meeting.

2018 NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

9 FAQs

If you plan to vote in person or want to appoint someone to attend on your behalf, insert your name (or the name of that other person, as appropriate) in the blank space provided for that purpose on the voting instruction form and return it to your intermediary or its agent within the time specified; alternatively, send your intermediary another written request that you or your nominee be appointed as proxyholder. When you or your nominee arrive at the meeting, register with our transfer agent, Computershare. If you bring your voting instruction form to the meeting your vote will not count. Your vote can only be counted if you have followed these instructions (and your intermediary has duly appointed you or your nominee as proxy holder) if attending the meeting and voting in person.

Your intermediary is required under applicable securities laws to arrange, without expense to you, to appoint you or your nominee as proxyholder in respect of your common shares. Unless corporate law does not allow it, if your intermediary makes an appointment in this manner, you or your nominee, as applicable, must be given authority to attend, vote and otherwise act for and on behalf of your intermediary (who is the registered Shareholder) in respect of all matters that come before the meeting and any adjournment or postponement of the meeting. An intermediary who receives your instructions at least one business day before the deadline for the submission of proxies is required to deposit the proxy within the voting deadline, in order to appoint you or your nominee as proxyholder.

HOW WILL MY SHARES BE VOTED IF I RETURN A PROXY?

When you complete and return a proxy, the persons named in the proxy are authorized to attend the meeting and vote your shares on each item of business on which you are entitled to vote, according to your instructions.

If you appoint the Eldorado proxyholders, George Burns, President & CEO – or, failing him, Timothy Garvin, Executive Vice President and General Counsel – as your proxy, but do not tell him how to vote your shares, your shares will be voted as follows:

FOR the nominated directors listed on the proxy form and in this Circular

FOR re-appointing KPMG as the independent auditor

FOR authorizing the Board to set the auditor’s pay

FOR approval of a non-binding advisory resolution on executive compensation

FOR approval of a special resolution to amend the Company’s restated articles of incorporation to implement Eldorado’s proposed Share Consolidation

FOR approval of an ordinary resolution to amend and restate Eldorado’s stock option plans

If there are other items of business that properly come before the meeting, or amendments or variations to the items of business, the Eldorado proxyholders will vote according to management’s recommendation. If you appointed a proxyholder other than the Eldorado proxyholder, your proxyholder has discretion to vote as he or she elects.

On any ballot, your proxyholder must vote your shares or withhold your vote according to your instructions and, if you specify a choice on a matter, your common shares will be voted accordingly.

A proxy will not be valid unless it is signed by the registered Shareholder, or by the registered Shareholder’s attorney with proof that they are authorized to sign. If you represent a registered Shareholder who is a corporation or association, your proxy should have the seal of the corporation or association, and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual registered Shareholder, or as an officer or attorney of a registered Shareholder who is a corporation or association, you must include the original or a notarized copy of the written authorization for the officer or attorney, with your proxy form.

HOW CAN I CHANGE MY VOTE?

Registered Shareholders can revoke their proxy by sending a new completed proxy form with a later date, or a written note signed by you, or by your attorney if he or she has your written authorization. You can also revoke your proxy in any manner permitted by law.

If you represent a registered Shareholder who is a corporation or association, your written note should have the seal of the corporation or association, and must be executed by an officer or an attorney who has their written authorization. The written authorization must accompany the revocation notice.

We must receive the written notice any time up to and including the last business day before the day of the meeting, or the last business day before the meeting is reconvened if it is postponed or adjourned.

Send the signed written notice to:

Eldorado Gold Corporation

c/o Fasken Martineau DuMoulin LLP

Suite 2900, 550 Burrard Street

Vancouver, British Columbia V6C 0A3

Attention: Georald Ingborg

2018 NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

10 FAQs

You can also give your written notice to the Chair of the meeting on the day of the meeting. If the meeting has already started, your new voting instructions can only be executed for items that have not yet been voted on.

If you have submitted your completed proxy form and since decided that you want to attend the meeting and vote in person, you need to revoke the proxy form before you vote at the meeting.

Non-registered Shareholders can change their vote by contacting their intermediary, or their agent, right immediately, so that they have enough time before the meeting to arrange to change the vote and, if necessary, revoke the proxy.

HOW WILL THE VOTES BE PROCESSED?

Our transfer agent and registrar Computershare will act as the scrutineer of the meeting, and it is responsible for counting the votes on our behalf.

Our voting results are posted on SEDAR (www.sedar.com), under our Company profile, after the meeting.

IS THERE A DEADLINE FOR MY PROXY TO BE RECEIVED?

Yes. Your completed proxy must be received by Computershare (by mail, telephone or on the internet) by 3:00p.m. (Pacific time) on Tuesday, June 19, 2018, or two business days before the meeting is reconvened if it is postponed or adjourned.

The time limit for depositing proxies may be waived or extended by the Chair of the meeting at his or her discretion, without notice.

WHO IS SOLICITING MY PROXY?

Eldorado’s management is soliciting votes for this meeting and any meeting that is reconvened if it is postponed or adjourned. You may be contacted by telephone by the Company or a representative of Kingsdale, whom we have retained as our strategic Shareholder advisor and proxy solicitation agent to assist with soliciting votes.

Kingsdale is also providing a variety of services related to the meeting. This includes reviewing the Circular, liaising with proxy advisory firms, advising on meeting and proxy protocol, reporting and reviewing the tabulation of Shareholder proxies and soliciting Shareholder proxies. We pay the cost of these services, which we estimate to be approximately CDN$68,000 plus disbursements.

WHAT IF I HAVE FURTHER QUESTIONS ABOUT VOTING?

Please contact Computershare if you have additional questions regarding the voting process:

Computershare Trust Company of Canada

8th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

Tel: 1 866 313 1872 (toll-free within North America)

Fax: 1 866 249 7775 (toll-free within North America)

www.computershare.com

ADDITIONAL INFORMATION

You can find financial information relating to Eldorado in our comparative financial statements and MD&A for December 31, 2017, and additional information in our annual information form (“AIF”) or form 40-F for additional information about Eldorado. These documents are available on our website (www.eldoradogold.com); they are also available on the SEDAR website (www.sedar.com) and the SEC website (www.sec.gov), under Eldorado’s name.

You can also request copies free of charge by contacting our Corporate Secretary:

information@eldoradogold.com

1 604 687 4018 or 1 888 353 8166 (toll-free)

1 604 687 4026

1188 Bentall 5, 550 Burrard Street, Vancouver, BC V6C 2B5

2018 NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

11 BUSINESS OF MEETING

BUSINESS OF MEETING

1.	Receiving Our Financial Statements and the Auditor’s Report

Both our consolidated financial statements for the year ended December 31, 2017 and the auditor’s report are available on our website (www.eldoradogold.com) and on the SEDAR website (www.sedar.com).

A representative from KPMG LLP (“KPMG”), our independent auditor for 2017, will be at the meeting to answer any questions about the auditor’s report.

2.	Electing Directors

According to our articles and by-laws, we must elect between three and 20 directors at each annual meeting, each to serve for a one-year term or until a successor is elected or appointed.

The Board has decided that eight directors will be elected this year, based on the mix of skills and experience the Board believes is necessary to effectively fulfill its duties and responsibilities. Seven of our eight nominated directors were elected at our 2017 annual meeting. Teresa Conway is a first-time nominee director and will stand for election at our 2018 annual and special meeting.

Our director nominees for 2018 are:

George Albino	Geoffrey Handley
George Burns	Michael Price
Teresa Conway	Steven Reid
Pamela Gibson	John Webster

Each of the nominee directors is well qualified and demonstrates the competencies, character and commitment that is complementary to Eldorado’s needs and culture; additionally, each has expressed his or her willingness to serve on the Board. Further information on each of the nominees can be found starting on page 19.

MAJORITY VOTING

The Board adopted a Majority Voting Policy in accordance with the Toronto Stock Exchange (the “TSX”) rules; it requires any nominee for election as a director who receives a majority of the votes “withheld” than votes “for” to submit his or her resignation to the Board. The Corporate Governance and Nominating Committee (“CGNC”) will then undertake an evaluation, considering all factors deemed relevant, and make a recommendation to the Board as to whether or not to accept the resignation. The Board, within 90 days of the relevant Shareholder meeting, will consider the CGNC’s recommendation and announce promptly the Board’s decision to accept or reject the resignation offer, by press release. A director who tenders his or her resignation pursuant to this policy does not participate in any meeting of the CGNC or the Board where the resignation is to be considered. Absent exceptional circumstances, the Board will accept the resignation, which will become effective upon the Board’s acceptance. If the Board determines not to accept a resignation, the press release must fully state the reasons for that decision. This policy does not apply if there is a contested director election at which the number of directors nominated for election is greater than the number of seats available on the Board. A copy of our Majority Voting Policy can be found on our website (www.eldoradogold.com).

ADVANCE NOTICE POLICY

In 2014, Shareholders approved the adoption of a new By-Law No. 1 of the Company, which contains an advance notice provision for director nominations. Shareholders who wish to nominate candidates for election as directors must provide written notice of their intention to the Corporate Secretary (1188 Bentall 5, 550 Burrard Street, Vancouver, British Columbia, V6C 2B5) and include certain information as set out in Part 9 of our by-laws. The notice must be made not less than 30 days and not more than 65 days prior to the date of our next annual meeting, in compliance with Part 9. If you wish to submit a director nomination to be presented at our 2018 annual meeting, the required information must be sent to our Corporate Secretary by May 21, 2018. A copy of our by-laws can be found on the SEDAR website (www.sedar.com), under the Company’s name.

We recommend that you vote FOR the election of the director nominees.

2018 NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

12 BUSINESS OF MEETING

3.	Appointing the Independent Auditor and Authorizing the Board to Set the Auditor’s Pay

KPMG has been our independent auditor since 2009. Upon the recommendation of the Audit Committee and the Board, Shareholders will be asked to approve the re-appointment of KPMG as auditor and also to authorize the Board to set the auditor’s pay for 2018.

KPMG conducts the annual audit of our financial statements and provides audit-related, tax and other services, and reports to the Audit Committee of the Board. The table below outlines the fees paid to KPMG in the last two years.

Years ended December 31	2017	2016

Audit fees	USD$928,771	USD$1,188,736	Total fees for audit services

Audit-related fees	USD$57,755	USD$67,180	Majority of fees relate to French translations

Tax services	–	–	Total fees for tax advice, tax planning and tax compliance

All other services	–	–

Total	USD$986,526	USD$1,255,915

We recommend that you vote FOR the appointment of KPMG as our auditors for the ensuing year and FOR authorizing the Board to set the auditor’s pay.

4.	Advisory Vote on Executive Compensation - Voluntary Adoption of “Say on Pay”

In 2016, the Board approved a policy on “say on pay” and Shareholder engagement. The policy establishes the framework for conducting an annual non-binding advisory vote by our Shareholders on Eldorado’s executive compensation. The advisory vote provides Shareholders the opportunity to advise the Board on their view on our executive compensation programs as presented in the Statement of Executive Compensation (referred to herein as “the CD&A”) of this Circular.

As this is an advisory vote, the results will not be binding on the Board. The Board retains sole authority and remains fully responsible for the Company’s compensation decisions and are not relieved of these responsibilities as a result of the advisory vote by Shareholders. The Board will, however, take into account the results of the advisory vote when considering whether there is a need to increase Shareholder engagement on compensation and other matters.

Following each annual general meeting, all voting results, including the results of the “say on pay” vote, are publicly filed under the Company’s profile on the SEDAR website (www.sedar.com). Our previous ‘‘say on pay’’ voting results are summarized below.

Year	Votes “for” (%)	Votes “against” (%)

2016	91.76	8.24

2017	43.13	56.87

BE IT RESOLVED THAT, on an advisory basis, and not to diminish the role and responsibilities of the Board, the shareholders accept that the philosophy and design of the Company’s executive compensation program as disclosed in the Company’s Circular and the CD&A is appropriate.

We recommend that you vote FOR the adoption of the resolution to support our approach to executive compensation.

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5.	Approving Amendments to the Restated Articles of Incorporation to Implement Proposed Share Consolidation

Eldorado is asking Shareholders to authorize the board to effect, at such time as the board shall deem appropriate, but in any event no later than December 31, 2018, a share consolidation (or reverse stock split) of the issued and outstanding common shares (Share Consolidation) at a Share Consolidation ratio of one post-consolidation common share for every 5 pre-consolidation common shares by filing articles of amendment to Eldorado’s articles of incorporation as attached in Schedule A.

If the Shareholders approve the Share Consolidation Resolution (as defined below), it is the intention of the board to effect the Share Consolidation promptly following the Meeting (but no later than December 31, 2018). However, the final determination of when to proceed with the Share Consolidation will be made by the board based upon various factors, including prevailing market conditions at that time. The Share Consolidation is subject to receipt of all necessary regulatory approvals, including the approval of the TSX and the New York Stock Exchange (the “NYSE”).

The full text of the resolution to be considered and if thought advisable, passed, by the Shareholders is set forth below (Share Consolidation Resolution). Notwithstanding the approval of the Share Consolidation by Shareholders, the board will retain the authority, in its discretion, to determine not to proceed with the Share Consolidation without further approval or action by or prior notice to Shareholders. The board would exercise this right if it determined that the Share Consolidation was no longer in the best interests of Eldorado and its Shareholders. If the Share Consolidation is not implemented prior to December 31, 2018, the Shareholder approval granted in respect of the Share Consolidation will be deemed to have been revoked and the board will be required to obtain new Shareholder approval if it wishes to implement a share consolidation in the future.

At the close of business on May 7, 2018, the closing price of the common shares on the TSX was CDN$1.28 (US$0.983 on the NYSE) and there were 794,010,680 common shares issued and outstanding. Based on the number of common shares issued and outstanding on May 7, 2018, immediately following the completion of the Share Consolidation, Eldorado would have approximately 158.8 million common shares issued and outstanding, without giving effect to the treatment of fractional common shares as discussed below.

Eldorado does not expect the Share Consolidation itself to have any economic effect on Shareholders or holders of securities exercisable or exchangeable for, or convertible into, common shares, except to the extent the Share Consolidation will result in fractional common shares which will be cancelled. The Share Consolidation may also result in some Shareholders owning “odd lots” of less than a “board lot” (as defined in the TSX Company Manual). Odd lots may be more difficult to sell, or require greater transaction costs per common share to sell, than common shares in board lots.

BACKGROUND AND REASONS FOR THE SHARE CONSOLIDATION

Due to Eldorado’s recent low share price, Eldorado is currently deemed not to be in compliance with the continued listing standards of the NYSE

(see Eldorado’s news release dated April 26, 2018). In order to maintain Eldorado’s listing on the NYSE, Eldorado is required to maintain an average closing price of not less than US$1.00 over a consecutive 30 trading-day period.

Eldorado believes that the proposed Share Consolidation will achieve a post-consolidation price that:

◾	Allows Eldorado to maintain its compliance with the listing requirements of the NYSE during periods of market fluctuation;

◾	Is in line with expectations of investors for a company with a market capitalization and maturity similar to Eldorado; and

◾	Maintains a large enough float to allow an appropriate market for trading.

Effective Date of Share Consolidation

If Shareholders approve the Share Consolidation, subject to the discretion of the board, it is the intention of Eldorado to file articles of amendment giving effect thereto on the basis set out in the Share Consolidation Resolution. The effective date of the Share Consolidation will be the date of issuance of the certificate of amendment by the Director under the Canada Business Corporations Act (CBCA) and such date is referred to herein as the “Share Consolidation Effective Date”. On the Share Consolidation Effective Date, the common shares will be consolidated on the basis described above.

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EFFECTS OF THE SHARE CONSOLIDATION

If the Share Consolidation is approved and implemented, the principal effect will be to proportionately decrease the number of issued and outstanding common shares. The Share Consolidation will not affect the listing of the common shares on the TSX or NYSE. Following the Share Consolidation, except as described herein, the common shares will continue to be listed on the TSX and NYSE, although the post-consolidation common shares will be considered a substitutional listing on the TSX and NYSE with new CUSIP and ISIN numbers. Because the Share Consolidation would apply to all of the issued and outstanding common shares, the proportionate voting and equity interests in Eldorado’s common shares and other rights, preferences, privileges or priorities of the holders of common shares will not be affected by the Share Consolidation, other than as a result of the treatment of fractional common shares as described below.

Effect on Convertible Securities, Stock Options and Other Arrangements

Subject to TSX and NYSE approval, where required:

◾	the exercise or conversion price and/or the number of common shares issuable under any of Eldorado’s outstanding convertible securities, stock options, rights and any other similar securities will be proportionately adjusted upon the implementation of the Share Consolidation; and

◾	the number of common shares reserved for issuance under the Stock Option Plan and available for grant under Eldorado’s RSU Plan will be reduced proportionately.

Shareholder approval is not required in order for the Board to make the necessary adjustments mentioned above in order to give effect to the Share Consolidation.

No Fractional Common Shares to Be Issued

No fractional common shares will be issued in connection with the Share Consolidation and, in the event that a Shareholder would otherwise be entitled to receive a fractional common share upon the Share Consolidation becoming effective, such fractional common share shall be cancelled. Except for any variances attributable to fractional common shares, the change in the number of issued and outstanding common shares that will result from the Share Consolidation will cause no change in the capital attributable to the common shares and will not materially affect any Shareholder’s percentage ownership in Eldorado, even though such ownership will be represented by a smaller number of common shares.

No Dissent Rights

Under the CBCA, Shareholders do not have dissent rights with respect to the proposed Share Consolidation.

Accounting Consequences

Following the Share Consolidation, earnings (loss) per common share, and other per common share amounts, will be increased in absolute terms because there will be fewer common shares issued and outstanding. In future financial statements, earnings (loss) per common share and other per common share amounts for periods ending before the Share Consolidation Effective Date would be recast to give retroactive effect to the Share Consolidation.

MECHANICS OF THE SHARE CONSOLIDATION

Book-Entry Shares (Registered or Non-Registered)

If the Share Consolidation is effected, the holders of common shares who hold uncertificated common shares (i.e., shares held in book-entry form and not represented by a physical share certificate), either as registered holders or non-registered owners, will have their existing book-entry account(s) electronically adjusted by Eldorado’s transfer agent or, for Non-Registered Shareholders, by their brokerage firms, banks, trusts or other nominees that hold in “street name” for their benefit, as the case may be, to give effect to the Share Consolidation. Such holders do not need to take any additional actions to exchange their pre-consolidation book-entry common shares, if any, for post-consolidation Common Shares.

Non-Registered Shareholders

Non-Registered Shareholders holding their common shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the Share Consolidation than those that will be put in place by Eldorado for registered Shareholders. If you hold your common shares with such a bank, broker or other nominee and if you have questions in this regard, you are encouraged to contact your nominee.

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Registered Shareholders Holding Share Certificates – Exchange of Share Certificates

If the Share Consolidation is approved by Shareholders and subsequently implemented, those registered Shareholders who will hold at least one post-consolidation common share will be required to exchange their common share certificates representing their old common shares for new common share certificates representing the new post-consolidation common shares.

If the Share Consolidation is approved and implemented, then Eldorado (or its transfer agent) will mail to each registered Shareholder a letter of transmittal addressed to Eldorado and its transfer agent following Eldorado’s announcement of the Share Consolidation Effective Date. The letter of transmittal will contain instructions on how to surrender to the transfer agent the certificate(s) representing the registered Shareholder’s common shares.

The transfer agent will send to each registered Shareholder who has sent the required documents, including their common share certificates representing their old common shares, new common share certificate(s) representing the number of new post-consolidation common shares to which the registered Shareholder is entitled, rounded down to the nearest whole number. Until surrendered to the transfer agent, each common share certificate representing pre-consolidation common shares will be deemed cancelled and, for all purposes, will be deemed to represent, respectively, only the number of post-consolidation common shares to which the registered shareholder is entitled as a result of the Share Consolidation, if any. If a registered Shareholder would otherwise be entitled to receive a fractional common share, such fractional common share shall be deemed to have been cancelled as described below.

The use of the mail to transmit certificates representing pre-consolidation common shares is at each Shareholder’s option and risk and neither Eldorado nor its transfer agent will have any liability in respect of common share certificates and/or letters of transmittal which are not actually received by the transfer agent. Eldorado recommends that such certificates and documents be delivered by hand to the transfer agent and a receipt therefor be obtained or, if mailed, that registered mail with return receipt be used and that appropriate insurance be obtained. All questions as to form, validity and acceptance of any pre-consolidation common shares deposited pursuant to the Share Consolidation will be determined by Eldorado in its sole discretion. Shareholders depositing common shares agree that such determination shall be final and binding. Eldorado reserves the absolute right to reject any and all deposits which it determines not to be in proper form or right to waive any defect or irregularity in the deposit of any pre-consolidation common shares. Eldorado reserves the right to permit the procedure for the exchange of common shares pursuant to the Share Consolidation to be completed other than that as set out above.

Any registered Shareholder whose old certificate(s) have been lost, destroyed or stolen will be entitled to a replacement common share certificate only after complying with the requirements that Eldorado and the transfer agent customarily apply in connection with lost, destroyed or stolen certificates.

Registered Shareholders should neither destroy nor submit any share certificate(s) until requested to do so.

CERTAIN RISK FACTORS ASSOCIATED WITH THE SHARE CONSOLIDATION

No Guarantee of an Increased Share Price

Reducing the number of issued and outstanding common shares through the Share Consolidation is intended, absent other factors, to increase the per common share market price of the common shares; however, the market price of the common shares will also be based on Eldorado’s financial and operational results, its available capital and liquidity resources, the state of the market for the common shares at the time, general economic, geopolitical, market and industry conditions, the market perception of Eldorado’s business and other factors and contingencies, which are unrelated to the number of common shares outstanding. As a result, there can be no assurance that the market price of the common shares will in fact increase following the Share Consolidation or will not decrease in the future. In addition, in the future, the market price of the Common Shares following the Share Consolidation may not exceed or remain higher than the market price prior to the Share Consolidation.

If the market price of Eldorado’s common shares decreases below US$1.00 following the Share Consolidation, Eldorado may once again be deemed to be not in compliance with the listing requirements of the NYSE.

No Guarantee of Improved Trading Liquidity

While the board of Eldorado believes that a higher common share price could help to attract new institutional investors, investments funds and others who have internal policies that prohibit them from purchasing stocks below a certain minimum price and, in respect of institutional investors, tend to discourage individual brokers from recommending such stocks to their customers, the Share Consolidation may not result in a per common share market price that will attract institutional investors, investment funds or others and such common share price may not satisfy the investing guidelines of institutional investors, investment funds or others. As a result, the trading liquidity of the common shares may not improve.

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Potential Decline of Market Capitalization

If the Share Consolidation is effected and the market price of the common shares declines, the percentage decline as an absolute number and as a percentage of Eldorado’s overall market capitalization may be greater than would occur in the absence of the Share Consolidation. In many cases, both the total market capitalization of a company and the market price of such company’s shares following a share consolidation are lower than they were before the share consolidation. Furthermore, the liquidity of the common shares could be adversely affected by the reduced number of common shares that would be outstanding after the Share Consolidation.

Shareholders may hold Odd Lots following the Share Consolidation

The Share Consolidation may also result in some Shareholders owning “odd lots” of less than a “board lot” (as defined in the TSX Company Manual). Odd lots may be more difficult to sell, or require greater transaction costs per Common Share to sell, than Common Shares in board lot.

FORM OF SPECIAL RESOLUTION AND VOTE REQUIRED

The full text of the Share Consolidation Resolution is set forth below.

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	Eldorado Gold Corp. (Corporation) be and it is hereby authorized to apply for a certificate of amendment under the Canada Business Corporations Act to amend its articles of incorporation to change the number of issued and outstanding common shares of the Corporation (Common Shares) by consolidating the issued and outstanding Common Shares on the basis of one new post-consolidation Common Share for every 5 pre-consolidation Common Shares (Share Consolidation), and in the event that the Share Consolidation would otherwise result in a holder of Common Shares holding a fraction of a Common Share, such holder shall not receive any whole new Common Share for each such fraction, and any and all fractional Common Shares to which registered holders would otherwise be entitled as a result of the Share Consolidation shall be cancelled, such amendment to become effective at a date in the future to be determined by the board of directors when the board of directors considers it to be in the best interests of the Corporation to implement such a Share Consolidation, but in any event not later than December 31, 2018, subject to approval of the Toronto Stock Exchange and the New York Stock Exchange;

2.	notwithstanding that this special resolution has been duly adopted by the shareholders of the Corporation, the board of directors of the Corporation be and it is hereby authorized, in its sole discretion, to revoke this special resolution in whole or in part at any time prior to its being given effect without further notice to, or approval of, the shareholders of the Corporation; and

3.	any director or any officer of the Corporation be, and each of them is hereby, authorized and directed for and in the name and on behalf of the Corporation, to execute and deliver such notices and documents, including, without limitation, the articles of amendment to the Director under the Canada Business Corporations Act, and to do such acts and things as in the opinion of that person, may be necessary or desirable to give effect to this special resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.

Passage of the Share Consolidation Resolution will require approval by a special majority (66 2/3%) of the votes cast on the matter at the meeting. It is the recommendation of management and the board that shareholders vote FOR the special resolution approving the Share Consolidation. Unless otherwise instructed, the Eldorado proxyholders will vote FOR the Share Consolidation Resolution.

We recommend that you vote FOR the Share Consolidation Resolution.

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6.	Approving Amended Stock Option Plan

The board believes it is in Eldorado’s best interest to have incentive stock option plans, and that granting options to buy common shares is necessary both to attract and retain capable and experienced officers, employees and other service providers, and to align their interests with those of our shareholders.

Eldorado currently has two incentive stock options plans (Existing Plans):

◾	Amended and Restated Incentive stock option plan for employees, consultants and advisors dated May 1, 2014 (Employee Plan); and

◾	Amended and Restated Incentive stock option plan for officers and directors dated May 1, 2014 (Officers and Directors Plan).

We established the Employee Plan in 1994.

We introduced the Officers and Directors Plan in 2003, to tie a portion of the future compensation of our directors, officers and employees to the long-term performance of our shares.

On the recommendation of the compensation committee, the board has determined that it is in Eldorado’s best interests to combine the Employee Plan with the Officers and Directors Plan to form a new plan (Amended and Restated Officer, Employee and Consultant Plan). The new plan provides that non-employee directors will no longer be eligible to receive option awards and makes certain other changes to the plans to reflect industry standards and changes to laws.

No Change to Number of Common Shares Issuable on Exercise of Options

The change from the Existing Plans to the Amended and Restated Officer, Employee and Consultant Plan will have no impact on the number of common shares that Eldorado may issue upon the exercise of stock options. The Existing Plans currently limit the number of Eldorado common shares that can be issued from treasury to a fixed maximum number of common shares. The fixed maximum number of shares available under the proposed Amended and Restated Officer, Employee and Consultant Plan will be the aggregate of the fixed maximum shares available under the Existing Plans as follows:

Plan	Limit (1)

Employee Plan	30,875,315 common shares (representing 3.89% of common shares of Eldorado issued and outstanding as of the date of this circular)

Officers and Directors Plan	17,048,803 common shares (representing 2.15% of common shares issued and outstanding of Eldorado as of the date of this circular)

Amended and Restated Officer, Employee and Consultant Plan	47,924,118 common shares (representing 6.04% of common shares issued and outstanding of Eldorado as of the date of this circular)

(1)   Without giving effect to the proposed Share Consolidation.

If Shareholder Approval Not Obtained Eldorado to Revert to Existing Plans

The Board believes that it is in the best interests of Eldorado to combine the plans and to provide that non-employee directors will no longer be eligible for option grants. If shareholder approval or the approval of the TSX are not obtained, it is the intention of the board that Eldorado will revert to the Existing Plans for which Eldorado has already obtained shareholder approval and the approval of the TSX.

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SUMMARY OF CHANGES

The following summary is qualified in its entirety by the full text of the proposed Amended and Restated Officer, Employee and Consultant Plan, a copy of which is attached at Schedule B, starting on page 99.

Non-Employee Directors No Longer Eligible Participants

Under the existing Plans, eligible participants included all directors, officers, employees and consultants of Eldorado.

Under the Amended and Restated Officer, Employee and Consultant Plan, eligibility will be limited to persons providing services as officers, employees and consultants of Eldorado and non-employee directors will no longer be eligible for grants of stock options.

FORM OF RESOLUTION AND VOTE REQUIRED

The shareholders are being asked to approve the following two ordinary resolutions in respect of the Amended and Restated Officer, Employee and Consultant Plan:

BE IT RESOLVED THAT:

1.	The Eldorado Gold Corporation (the Company) Incentive Stock Option Plan, Officers Employees and Consultants, as described in the Circular and set out in Schedule B to the Circular be and is hereby approved with an effective date of June 21, 2018.

2.	Any one director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute and deliver or cause to be executed and delivered all such documents, and to do or cause to be done all acts and things, as such person may determine to be necessary or advisable to give full effect to or carry out the forgoing resolution.”

(the Option Plan Amendment Resolution).

Passage of the Option Plan Amendment Resolution will require approval by a majority (50% + 1) of the votes cast on the matter at the meeting. It is the recommendation of management and the board that shareholders vote FOR the ordinary resolution approving the Option Plan Amendment Resolution. Unless otherwise instructed, the Eldorado proxyholders will vote FOR the Option Plan Amendment Resolution.

If the Option Plan Amendment Resolution is not approved, Eldorado will revert to the Existing Plans for which it already has shareholder approval and the approval of the TSX.

We recommend that you vote FOR the approval of the Option Plan Resolution.

7.	Other Business

We will also consider any other matters that properly come before the meeting. As of the date of this Circular, we are not aware of any other items of business to be considered at the meeting.

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ABOUT OUR DIRECTOR NOMINEES

At the meeting, Shareholders will be asked to elect eight directors. All of the nominated directors are independent, with the exception of George Burns, the Company’s President & CEO, and the Board committees are also comprised 100% of independent directors. The nominee directors have significant and complementary experience across multiple sectors and markets, which will help form a strong and independent Board. The Board is committed to deliberate Board renewal, and has appointed one new Board member per year since 2013. This renewal plan has resulted in an increase in key strength areas, including:

◾	Corporate governance

◾	Capital markets expertise

◾	Strategic planning

◾	Financial and operating expertise

◾	Board diversity

Further attributes of our nominee directors include:

◾	None of the director nominees is considered “overboarded” by the market-leading proxy advisory firms

◾	There are no Board interlocking relationships among the nominee directors

◾	As of the record date for the 2018 AGM, five of the seven independent director nominees meet Eldorado’s new director equity ownership requirement of three times retainer over five years

◾	The Chair of the Audit Committee, John Webster, is considered a financial expert by the SEC

◾	Adopted a formal Diversity Policy and will exceed the target of 20% women on our Board (25% assuming all director nominees are elected at our AGM)

◾	Adopted, and adheres to, enhanced Corporate Governance Guidelines

The following tables set forth information with respect to our proposed nominee directors. All information in the profiles is noted as of December 31, 2017.

The value of director shareholding (including deferred units and common shares) has been calculated at the higher of the value at issue date or fair market value at January 31 of the current year.

The total annual compensation for the independent directors includes fees, retainers and equity compensation. For further information on the compensation paid to our directors, please refer to our CD&A beginning on page 45.

Left to right: Steven Reid, Robert Gilmore, Michael Price, Pamela Gibson, George Burns, George Albino, John Webster, Geoffrey Handley

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  GEORGE ALBINO, CHAIR

Areas of Expertise:

Finance

Investment banking

Mergers & acquisitions

Mining industry

Engineering

Geology

Education:

Ph.D., Geology,

University of Western Ontario

M.S., Geology, Colorado State University

B.A.Sc., Geological Engineering,

Queen’s University

Independent Director since: October 2016

Resides: Colorado, USA

Age: 59

Mr. Albino was appointed to the Board in October 2016, and appointed Chair January 1, 2018. Prior to joining Eldorado, Mr. Albino was an Equities Analyst with GMP Securities (2010–2016). He has over 35 years of experience in mining and finance, having been a highly ranked sell-side analyst covering mining (principally gold) stocks for 19 years. While an analyst, he worked for several global banks as well as Canadian independent brokerages. Prior to working for various global banks, Mr. Albino began his career as a geologist and spent 18 years working in the industry for a variety of producing and development companies in exploration, operating and corporate roles, as well as spending time in academia and as a government research geologist.

Current Occupation	Corporate director

Accreditations and Memberships	Accredited Director (Acc. Dir.)

Other Directorships	Orla Mining Limited

Board and Committee Membership			Annual Meeting Voting Results

	2017 Meeting attendance	% Meetings attended	Year	2016	2017

Board of Directors	14 of 14	100%	For	n/a (3)	98.66%

CGNC	3 of 5 (1)	100%	Withheld	n/a (3)	1.34%

Sustainability	3 of 4 (1)	100%

Securities Held

Year	Common shares	DUs	Stock options	Target requirement (CDN$)	Meets requirement	Total compensation (CDN$)

2016	–	–	100,000	189,000	n/a (2)	426,000

2017	–	28,986	141,176	189,000	Yes	243,000

Notes:

(1)	Mr. Albino was appointed to the CGNC and Sustainability Committee on April 27, 2017 and attended all the meetings he was eligible to attend following his appointment.

(2)	Mr. Albino’s share ownership requirement will become effective October 27, 2019.

(3)	Mr. Albino was appointed to the Board in October 2016.

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  GEORGE BURNS

Areas of Expertise:

Mining industry

Mining engineering

Mine and process operations, development and construction

Mergers & acquisitions

Education:

B.Sc., Mining Engineering, Montana

College of Mineral Science and Technology

Director since: April 2017

Resides: British Columbia, Canada

Age: 58

Non-independent

Mr. Burns was elected to the Board in April 2017. He joined Eldorado on February 1, 2017. Prior to joining us, Mr. Burns was the Executive Vice President and COO at Goldcorp. He also held the Goldcorp positions of Senior Vice President, Mexican Operations and Vice President, Canada and United States. Prior to that, he was Senior Vice President & COO of Centerra Gold Inc. He has over 30 years of experience in the mineral sector, including executive, operations, development and engineering leadership roles in gold, copper and coal operations. Mr. Burns has served in various capacities for Asarco LLC, including Vice President of Mining, as well as numerous capacities for Cyprus Minerals Corporation. He began his career with Anaconda Company in 1978.

Current Occupation	President & CEO, Eldorado Gold Corporation

Accreditations and Memberships	SME member PDAC member

Other Directorships	None

Board and Committee Membership			Annual Meeting Voting Results

	2017 Meeting attendance	% Meetings attended	Year	2016	2017

Board of Directors	11 of 14 (1)	100%	For	n/a	98.85%

			Withheld	n/a	1.15%

Securities Held

Year	Common shares	DUs	Stock options	Target requirement (CDN$)	Meets requirement	Compensation CDN$ (base salary) (2)

2016	–	n/a	–	n/a	n/a	n/a

2017	–	n/a	745,672	3,000,000	n/a (3)	916,667

Notes:

(1)	Mr. Burns was elected to the Board on April 27, 2017 and attended all the meetings he was eligible to attend following his election.

(2)	Mr. Burns is not an independent director and therefore does not receive compensation for his role as a director. See page 70 for details of Mr. Burns’ compensation.

(3)	Mr. Burns’ share ownership requirement will become effective April 27, 2022.

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  TERESA CONWAY

Areas of Expertise: Finance Accounting Energy trading and marketing Corporate governance Compensation Human resources Audit Education: B.B.A., Simon Fraser University

Independent Director since: Director nominee

Resides: British Columbia, Canada

Age: 60

Ms. Conway is a first-time director nominee. Ms. Conway is a designated Chartered Professional Accountant with over 30 years of experience, most recently holding the position of President and CEO of Powerex until 2017. Ms. Conway joined Powerex in 1993 and held various executive positions, including CFO, over the years. Previous to her experience at Powerex, Ms. Conway was with PricewaterhouseCoopers (PwC), from 1985 to 1992.

Current Occupation	Corporate director

Accreditations and Memberships	Chartered Professional Accountants British Columbia Accredited Director (ICD.D.)

Other Directorships	Associated Engineering Vancity

Board and Committee Membership			Annual Meeting Voting Results

	2017 Meeting attendance	% Meetings attended	Year	2017

Board of Directors	n/a	n/a	For	n/a

Securities Held

Year	Common shares	DUs	Stock options	Target requirement (CDN$)	Meets requirement	Total compensation (CDN$)

2017	–	–	–	n/a	n/a	n/a

Note:

Ms. Conway is a first-time director nominee.

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  PAMELA GIBSON

Areas of Expertise:

Mining industry

Environmental health and safety

Corporate finance

Corporate governance
Legal

Education:

LL.M., New York University

LL.B., Osgoode Hall

B.A. (with Distinction), York University

Independent Director since: September 2014

Resides: London, United Kingdom

Age: 64

Ms. Gibson was appointed to the Board in September 2014. She has over 30 years of experience, primarily as a corporate lawyer at Shearman & Sterling LLP, including managing partner of both the London and Toronto offices and head of the European and Asian Capital Markets Group. She currently serves as Of Counsel. Ms. Gibson has extensive industry experience in the metals and mining, oil and gas, energy, telecom and technology sectors, advising companies on capital market transactions, governance, risk management, compliance and other corporate strategic matters.

Current Occupation	Of Counsel, Shearman & Sterling LLP, London

Accreditations and Memberships	Accredited Director (Acc. Dir.)

Member, New York and Ontario Bars

Other Directorships	GasLog Partners LP

Board and Committee Membership			Annual Meeting Voting Results

	2017 Meeting attendance	% Meetings attended	Year	2016	2017

Board of Directors	14 of 14	100%	For	99.79%	96.95%

CGNC	5 of 5	100%	Withheld	0.21%	3.05%

Audit Committee	2 of 4 (1)	100%

Securities Held

Year	Common shares	DUs	Stock options	Target requirement (CDN$)	Meets requirement	Total compensation (CDN$)

2016	–	16,299	240,629	189,000	n/a	236,250

2017	–	41,573	240,629	189,000	Yes	261,000

Notes:

(1)	Ms. Gibson was appointed to the Audit Committee on April 27, 2017 and attended all the meetings she was eligible to attend following her appointment.

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24 BUSINESS OF MEETING

GEOFFREY HANDLEY

Areas of Expertise:

Mining industry

Geology

Technical

Environmental, health and safety Compensation, human resources Mergers & acquisitions

Education:

B.Sc. (Hons.), James Cook University of North Queensland

Independent Director since: August 2006

Resides: New South Wales, Australia

Age: 68

Mr. Handley was first appointed to the Board in August 2006. Prior to his retirement, he was most recently Executive Vice President, Strategic Development with Placer Dome and has over 40 years of extensive experience in the mineral resource industry.

Current Occupation	Corporate director

Accreditations and Memberships	MAusIMM

Accredited Director (Acc. Dir.)

Other Directorships	Endeavour Silver Corp.

Board and Committee Membership			Annual Meeting Voting Results

	2017 Meeting attendance	% Meetings attended	Year	2016	2017

Board of Directors	14 of 14	100%	For	95.24%	92.70%

Compensation Committee	6 of 6	100%	Withheld	4.76%	7.30%

Sustainability Committee	4 of 4	100%

Securities Held

Year	Common shares	DUs	Stock options	Target requirement (CDN$)	Meets requirement	Total compensation (CDN$)

2016	10,000	88,937	125,455	189,000	Yes	256,500

2017	10,000	101,389	118,601	189,000	Yes	258,000

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25 BUSINESS OF MEETING

  MICHAEL PRICE

Areas of Expertise:

Mining engineering

Environmental, health and safety

Mining finance

Mergers & acquisitions

Investment banking

Education:

B.Sc.Eng. (2.1 Hons), Mining Engineering

University College Cardiff

Ph.D., Mining Engineering, University

College Cardiff Mine

Manager’s Certificate of Competency

(Coal Mines, South Africa)

Independent Director since: May 2011

Resides: London, United Kingdom

Age: 62

Mr. Price was first elected to the Board in May 2011. He is a consultant and adviser in mining finance, and also London Representative of Resource Capital Funds since 2006. Previously, Mr. Price served as Managing Director, Joint Global Head of Mining and Metals of Barclays Capital. He was Managing Director, Global Head of Mining and Metals of Societe Generale from 2001 to 2003 and Executive Director, Head of Resource Banking and Metals Trading, NM Rothschild & Sons Ltd. from 1989 to 2001. From 1981 to 1988, Mr. Price held various positions, including Mining Engineer and Business & Financial Analyst for British Petroleum PLC.

Current Occupation	Corporate director

Accreditations and Memberships	MIMMM and Eur Ing (FEANI)

Accredited Director (Acc. Dir.)

Other Directorships	Asanko Gold Corporation

Entrée Resources Ltd.

Board and Committee Membership			Annual Meeting Voting Results

	2017 Meeting attendance	% Meetings attended	Year	2016	2017

Board of Directors	12 of 14	86%	For	99.80%	96.97%

Audit Committee	4 of 4	100%	Withheld	0.20%	3.03%

Sustainability Committee	4 of 4	100%

Securities Held

Year	Common shares	DUs	Stock options	Target requirement (CDN$)	Meets requirement	Total compensation (CDN$)

2016	–	38,561	187,718	189,000	Yes	235,000

2017	–	50,752	180,864	189,000	Yes	241,500

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26 BUSINESS OF MEETING

STEVEN REID

  Areas of Expertise:

  Mining industry

  Technical

  Mining engineering

  Environment, health and safety

  Compensation, human resources

  Education:

  Trium Global Executive MBA

  B.Sc., Mineral Engineering, South

  Australian Institute of Technology

Independent Director since: May 2013

Resides: Alberta, Canada

Age: 62

Mr. Reid was first elected to the Board in May 2013. Mr. Reid was previously the Executive Vice President and COO for Goldcorp Inc., from January 2007 to September 2012. He has over 40 years of experience in the mineral resource industry.

Current Occupation	Corporate director
Accreditations and Memberships	FAUSIMM
Member, Society of Mining Engineers of A.I.M.E. (USA)
Accredited Director (ICD.D.)

Other Directorships	SSR Mining Inc.
Gold Fields Limited

Board and Committee Membership			Annual Meeting Voting Results

	2017 Meeting attendance	% Meetings attended	Year	2016	2017

Board of Directors	13 of 14	93%	For	97.21%	93.65%

Compensation Committee	6 of 6	100%	Withheld	2.79%	6.35%

Sustainability Committee	4 of 4	100%

Securities Held
Year	Common shares	DUs	Stock options	Target requirement (CDN$)	Meets requirement	Total compensation (CDN$)

2016	–	87,518	127,777	189,000	Yes	222,938

2017	–	123,233	127,777	189,000	Yes	255,000

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27 BUSINESS OF MEETING

JOHN WEBSTER
Areas of Expertise: Mining engineering Environmental, health and safety Mining finance Mergers & acquisitions Investment banking Education: B.A. (Hons.), University of Kent at Canterbury

Independent Director since: January 2015

Resides: British Columbia, Canada

Age: 63

Mr. Webster was first appointed to the Board in January 2015. He spent over 30 years with PricewaterhouseCoopers LLP until his retirement in June 2014. His roles included eight years as Managing Partner in British Columbia, three years as Assurance Leader in Romania and Southeast Europe and as leader of the firm’s Mining Practice in Canada. Mr. Webster has had extensive experience as an audit partner and has provided advice to both venture clients and listed companies on large, complex transactions.

Current Occupation Accreditations and Memberships	Corporate director ACA Institute of Chartered Accountants in England and Wales FCPA FCA Chartered Professional Accountants British Columbia Accredited Director (Acc. Dir.) ICD.D
Other Directorships	None

Board and Committee Membership			Annual Meeting Voting Results

	2017 Meeting attendance	% Meetings attended	Year	2016	2017

Board of Directors	14 of 14	100%	For	99.81%	98.69%

CGNC	5 of 5	100%	Withheld	0.19%	1.31%

Audit Committee	4 of 4	100%

Securities Held
Year	Common shares	DUs	Stock options	Target requirement (CDN$)	Meets requirement	Total compensation (CDN$)

2016	2,000	47,494	135,087	189,000	Yes	289,500

2017	2,000	53,735	181,410	189,000	Yes	278,500

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MEETING ATTENDANCE

Directors attended 98% of our Board and committee meetings in 2017; seven of eight directors who have been nominated for election attended, and were elected by Shareholders at the 2017 annual meeting of Shareholders.

MEETING IN-CAMERA

The Board and each of the committees meet without management present (in-camera). In 2017, the Board held in-camera sessions at each of its nine scheduled meetings. The Audit Committee, the Compensation Committee, the Sustainability Committee and the CGNC each met four times without management present.

2017 Board and Committee Meeting Attendance

Committee meetings
Director	Board meeting attendance	Audit	Compensation	CGNC	Sustainability
George Albino (1)	14 of 14			3 of 5	3 of 4
George Burns (2)	11 of 14
Ross Cory (3)	2 of 14	2 of 4		3 of 5
Pamela Gibson (4,5)	14 of 14	2 of 4		5 of 5	2 of 4
Robert Gilmore	14 of 14	4 of 4	6 of 6
Geoffrey Handley (4,6)	14 of 14		6 of 6		4 of 4
Michael Price	12 of 14	4 of 4			4 of 4
Steven Reid (4,6)	13 of 14		6 of 6		4 of 4
Jonathan Rubenstein (4)	13 of 14		6 of 6	5 of 5
John Webster (4)	14 of 14	4 of 4		5 of 5
Paul Wright	14 of 14

Notes:

(1)	Mr. Albino was appointed to the CGNC and Sustainability Committee on April 27, 2017 and attended all of the meetings he was eligible to attend for these committees following his appointment.

(2)	Mr. Burns was elected to the Board of Directors on April 27, 2017 and attended all of the Board meetings he was eligible to attend following his election.

(3)	Mr. Cory did not stand for election at our 2017 annual meeting. He attended all the Board and committee meetings he was eligible to attend prior to the 2017 AGM.

(4)	The following directors served as committee Chairs in 2017:

◾ Mr. Webster – Chair of the Audit Committee

◾ Mr. Rubenstein – Chair of the Compensation Committee

◾ Ms. Gibson – Chair of the CGNC

◾ Mr. Handley – Chair of the Sustainability Committee until July 25, 2017 and Chair of the reserve and resource panel

◾ Mr. Reid – Chair of the Sustainability Committee from July 25, 2017

(5)	Ms. Gibson was appointed to the Audit Committee on April 27, 2017 and attended all the Audit Committee meetings she was eligible to attend following her appointment. On April 27, 2017, Ms. Gibson also stepped down from the Sustainability Committee and had attended all of the Sustainability Committee meetings she was eligible to attend prior to stepping down.

(6)	Mr. Handley and Mr. Reid met with management twice in 2017 as members of the mineral reserves and resources review panel. According to the Board’s terms of reference, directors who understand the technical aspects of reserve and resource calculations meet to discuss the preparation of, and procedure for, calculating the reserves and resources and the credentials of the qualified persons responsible for preparing the reserve and resource statement, and reporting their findings to the Board.

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CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Area	Director

Cease trade orders – Has any proposed director, within the last 10 years, been a director, CEO or CFO of any company that was subject to a cease trade order (or an order similar to a cease trade order or an order that denied the company access to any exemption under securities law) that was issued while the person acted in that capacity or because of an event that occurred while the person acted in that capacity?

Handley (1)

Bankruptcy – Has any director, within the last 10 years,	Handley (1)

◾ Personally, or

◾ Been a director or executive officer of any company (including ours) that (while, or within a year of, the person acting in that capacity):

become bankrupt, made a proposal under legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or the assets of the nominated director?

Penalties and sanctions – Has any director or proposed director been subject to:	None

(a) Any penalties or sanctions imposed by a court, securities regulatory authority or entered into a settlement agreement with any securities regulatory authority, or

(b)  Any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director, since December 31, 2000?

Notes:

(1)	Mr. Handley was a director of Mirabela Nickel Limited (“Mirabela”) until January 11, 2014. On February 25, 2014, within a year of Mr. Handley ceasing to be a director, Mirabela announced that it had entered into a legally binding plan support agreement (“PSA”) that established a framework for a proposed recapitalization of Mirabela, subject to certain terms and conditions, as well as the appointment of Messrs. Madden, Rocke and Winterbottom of KordaMentha as joint and several voluntary administrators. Mirabela also announced that, under the PSA, the proposed recapitalization would be effected through a recapitalization and restructuring plan to be implemented through a deed of company arrangement (“DOCA”) in Australia and an extrajudicial reorganization proceeding to be filed by Mirabela Brazil before the competent Brazilian court. Trading in securities of Mirabela on the Australian Securities Exchange (“ASX”) was suspended on October 9, 2013. On June 25, 2014, Mirabela reported that the DOCA had been fully effectuated, and on June 30, 2014, Mirabela’s shares were reinstated for trading on the ASX.

LOANS TO DIRECTORS AND OFFICERS

We do not grant loans to our directors, officers or employees. As a result, we do not have any loans outstanding to them.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

We maintain insurance policies with regards to directors’ and officers’ liability. These policies have an annual limit of USD$120 million and provide coverage for costs incurred to defend and settle claims against our directors and officers.

We paid premiums of USD$771,796 for the period November 1, 2016 to November 1, 2017. The policies have a deductible of USD$500,000 and are renewed annually.

Each director and officer has an individual indemnity agreement with us. This agreement indemnifies them from costs, charges and expenses they incur related to any civil, criminal, administrative, investigative or other proceeding they are involved with as a director or officer of Eldorado, provided certain conditions are met.

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30 GOVERNANCE

GOVERNANCE

Management and the Board of Directors recognize the value of good governance practices in its business and affairs for the benefit of our stakeholders.

We are committed to the highest standards of legal and ethical conduct, and believe in the importance of full, accurate, clear and timely disclosure, and communicating openly with our stakeholders.

We comply with Corporate Governance Guidelines and disclosure standards that apply to Canadian companies listed on the TSX, as well as with corporate governance standards that apply to us as a foreign issuer listed on the NYSE and registered with the SEC.

ETHICAL BUSINESS CONDUCT

Our Code of Conduct and Business Ethics (the “Code”) is designed to promote integrity and deter wrongdoing by setting out the legal, ethical and regulatory standards we follow in all of our activities. The Code applies to our directors, officers, employees and contractors, and it reinforces our commitment to ethical business conduct. Complying with the Code and maintaining high standards of business conduct are mandatory, and the Board relies on the oversight of our internal controls to monitor compliance with the Code.

The Code addresses the following key areas:

◾	Handling conflicts of interest, including transactions and agreements where a director or executive officer has a material interest

◾	Protecting and properly using our corporate assets

◾	Keeping our corporate information confidential and providing for securities trading restrictions in appropriate circumstances

◾	Treating our security holders, customers, suppliers, employees and competitors fairly and ethically

◾	Promoting a workplace that is free from discrimination or harassment based on race, colour, religion, sex, age, national origin, disability, sexual orientation or other factors

◾	Complying with laws, rules and regulations

◾	Reporting any illegal or unethical behavior without fear of retaliation

Directors, officers, employees and contractors must read the Code when they join the Board or start working for us.

We adopted the code in October 2004, review it annually and update it to provide continued compliance with our business principles, which form the foundation of how we do business everywhere we operate.

The code is posted in all of our offices and operations. It is also available on our website (www.eldoradogold.com) and on the SEDAR website (www.sedar.com), and by contacting our Corporate Secretary.

Provisions of the Code may be waived for directors or executive officers (including our senior financial officers) only if it is approved by the Board. We will publicly disclose any waiver of the Code that is granted to a director or executive officer, or any amendments to a waiver or the Code itself, within four days of it being granted. Any material departure from the code by a director or executive officer that constitutes a material change will be disclosed in a press release and a material change report, to the extent required under National Instrument 51-102.

The Board monitors compliance with the Code. Each director, officer and employee is required to review the code and sign off annually to confirm that they understand the Code and have complied with it. The Board has not granted any waivers of the Code and no material change reports have been filed that pertain to any conduct of a director or officer that would constitute a departure from the Code. Our independent Board members will also carefully consider any transactions or agreements in which a director or officer of Eldorado has a material interest. The other independent Board members will review and approve all such transactions.

WHISTLEBLOWER POLICY

As part of the Code, we adopted a “Whistleblower” Policy, so that any director, officer or employee can confidentially report any concerns about our financial statements, accounting practices or internal controls, or any suspected or known illegal or unusual behavior that violates laws, government regulations or our Code.

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Reports can be made anonymously over our whistleblower hotline to:

EthicsPoint	Chair of the Audit Committee	Corporate Secretary

www.eldorado.ethicspoint.com	John Webster	Karen Aram
(click “file a new report”)
	c/o 1188 Bentall 5, 550 Burrard Street	1188 Bentall 5, 550 Burrard Street
Tel: 1 866 384 4277	Vancouver, British Columbia V6C 2B5	Vancouver, British Columbia V6C 2B5

	Email: auditchair@eldoradogold.com	Tel: 604 601 6656

Email: karena@eldoradogold.com

All reports are taken seriously and addressed immediately by the Chair of the Audit Committee and the Corporate Secretary. They will investigate the matter and then discuss it in more detail to determine an appropriate response, which can include implementing corrective action and preventive measures as necessary.

Reports can be filed in any language. EthicsPoint will translate a report into English and send it to the Chair of the Audit Committee and the Corporate Secretary for appropriate follow-up.

The whistleblower hotline is tested periodically as part of Eldorado’s internal control procedures.

We will not condone any retaliation against a director, officer, employee or contractor of our affiliates or subsidiaries if someone is acting in good faith in reporting any violations of the Code to the Company.

ANTI-BRIBERY AND ANTI-CORRUPTION COMPLIANCE POLICY (ABC POLICY)

Eldorado is committed to maintaining the highest ethical and legal standards. We use our best efforts to comply with both the legislation and spirit of the growing body of international anti-bribery and corruption laws and to prevent actions that result in breaches of legislation and the appearance of impropriety. The Company has implemented an ABC Policy designed to provide guidance, training and tools to Eldorado’s directors, executives, senior officers, management, employees, consultants, contractors and advisors, so that all parties understand their obligations to the Company and in the countries and regions where we operate and report.

The ABC Policy prohibits offering, promising, giving or authorizing the giving of anything of value to any person, including a government official, in an attempt to influence him or her through bribery in any form, and it prohibits any Eldorado party from accepting any such bribery in order to provide an improper advantage.

We expect all those parties who represent Eldorado to be vigilant and maintain their knowledge about the corruption risks that the Company faces in our business units and jurisdictions where we report.

Directors, officers, employees and contractors must read the ABC Policy when they join the Board or start working for us. They must acknowledge that they understand the ABC Policy and attest to their compliance annually.

A copy of our ABC Policy is available on our website (www.eldoradogold.com).

INSIDER TRADING POLICY

Our Insider Trading Policy prohibits insiders (including officers, directors, contractors and employees of the Company) from purchasing or selling the Company’s securities (or related financial instruments) while having access to undisclosed material information about the Company. Insiders are also prohibited from informing other persons of any undisclosed material information about the Company.

ANTI-HEDGING

The hedging of shares or related financial instruments by directors or officers is prohibited under the terms of our Insider Trading Policy.

A copy of our Insider Trading Policy can be found on our website (www.eldoradogold.com).

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ABOUT THE BOARD

Our Board of Directors oversees management, who are in turn responsible for the day-to-day conduct of our business.

The Board is responsible for acting in good faith in our best interests, exercising care, diligence and skill in carrying out its duties and responsibilities, and for meeting its obligations under the CBCA, our articles and our by-laws, and any other relevant legislation and regulations governing our business.

DUTIES AND RESPONSIBILITIES

The Board works with management to establish long-term goals and the strategic planning process, and is responsible for monitoring our progress in achieving our corporate strategy.

We have a highly engaged Board that takes an active role in:

◾	Assessing and monitoring internal systems for managing the risks inherent in our business

◾	Overseeing the establishment of our standards of ethics, risk management, governance, succession planning, compliance with applicable laws and regulatory policies, financial practices, disclosure and reporting

◾	Overseeing our community relations and practices and procedures on health, safety and the environment

The Board has adopted a written terms of reference that describes its responsibility for stewardship, including:

◾	Being satisfied with the integrity of the CEO and other executive officers, and their effort in creating a culture of integrity throughout the organization

◾	Adopting a strategic planning process, and approving the strategic plan at least once a year, including addressing the opportunities and risks of our business, among other things

◾	Identifying the principal risks of our business and overseeing the implementation of appropriate systems for managing these risks

◾	Overseeing our succession planning, including appointing and monitoring the development of senior management

◾	Adopting a Communications Policy

◾	Overseeing our internal control and management information systems

◾	Overseeing the development of our approach to corporate governance, including specific governance principles and guidelines for Eldorado

◾	Overseeing the development of a process for receiving feedback from Shareholders and holders of other securities

◾	Adopting a description of the expectations and responsibilities of directors, including preparing for meetings and meeting attendance

WHAT WE EXPECT OF OUR DIRECTORS

When they are elected to our Board, we expect our directors to commit their time and expertise, act with integrity and be good collaborators for the benefit of the Company and its stakeholders.

They are responsible for understanding the roles and responsibilities of the Board as a whole and their individual role as director, as mandated in the terms of reference and the Code.

Directors receive a comprehensive orientation when they join the Board, so that they understand its role and the role of the committees, the contribution we expect of each director and the nature and operation of our business. They are responsible for maintaining continued familiarity with Eldorado’s activities and building relationships with senior management.

BOARD EVALUATION AND ASSESSMENTS OF INDIVIDUAL DIRECTORS

The Board undergoes an annual assessment designed to determine the effectiveness of the Board, the committees of the Board and the individual directors. This assessment of our directors is conducted by the CGNC. The CGNC compiles a matrix of competencies for the current Board, so that the Board has the information it needs to select directors with the right mix of skills and experience for the Company and its business interests.

The CGNC is responsible for the review and makes recommendations to the Board regarding the methodology of the assessment. The review consists of an evaluation questionnaire, prepared annually, that is designed to encourage candid feedback on the effectiveness and contribution of individual directors, the committees, the Board and management as per the following categories:

◾	Board and committee compliance with their terms of reference

◾	The Board’s relationship with management

◾	Disclosure and corporate governance

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◾	Director accreditation and continuing education

◾	Board and committee meetings operation and effectiveness

◾	Time commitment of independent directors

◾	Independent director share ownership

◾	Succession planning

◾	Overall comments

Upon completion of the written questionnaire, the CGNC tabulates the results and provides its report to the Board.

In 2016, the Board, at the recommendation of the CGNC, approved a change to the director evaluation process. The Board determined that the Board evaluation questionnaire will be circulated every two years for completion, and that one-on-one interviews between each director and the Board Chair will be held in alternating years.

In 2017, the Board Chair held one-on-one interviews with each of the directors. The Board Chair was interviewed by the Chair of the CGNC. Questions were open-ended and thus provided the directors with an opportunity to elaborate on their responses. Confidential responses were analyzed and summarized by the Chair of the Board for review by the CGNC and to make recommendations for any suggested improvements. The CGNC recommended suggested improvements to the Board for approval. The CGNC will monitor, on an ongoing basis, the implementation of the suggested improvements and report to the Board.

POSITION DESCRIPTIONS

The Board has developed terms of reference for the Chair of the Board and its committees. These terms of reference are reviewed annually to confirm we comply with corporate governance regulations and guidelines set by securities regulators and the stock exchanges on which we are listed.

The Board has also created and approved a position description for the CEO that is reviewed annually by the Compensation Committee, in combination with the President & CEO performance evaluation.

The Board’s Terms of Reference are attached in Schedule C. Terms of Reference for the Board, together with those of the Chair of the Board and of our four standing Board committees are available on our website (www.eldoradogold.com), or by contacting the Corporate Secretary.

DIRECTOR INDEPENDENCE

The Board considers a director independent if he or she has no direct or indirect material relationship that the Board believes could reasonably be perceived to materially interfere with the exercise of independent judgement in accordance with National Instrument 58-101, the independence requirements of the NYSE and as recommended by Institutional Shareholder Services (“ISS”).

The CGNC considers the relationship of the Company to each of the directors and has determined that seven of the eight nominee directors are independent (see page 37 for “Independence review of long-standing directors (10 plus years).” Mr. Burns is not independent, as he is considered to have a material relationship with the Company in his position of President & CEO.

INDEPENDENT CHAIR AND BOARD COMMITTEES

The Chair of the Board is independent. Effective January 1, 2018 Mr. Albino was appointed Chair of the Board.

Our four standing Board committees consist entirely of independent directors.

DIRECTOR SUCCESSION

The CGNC is responsible for identifying and recommending director candidates for election to the Board at each annual meeting, or to fill vacancies on the Board. Director candidates are assessed on their individual qualifications, experience, diversity and expertise, as well as their integrity, professionalism, values and independent judgement.

The CGNC uses a skills matrix to identify areas the Board feels are necessary in fulfilling its duties and responsibilities in overseeing our strategic direction, management and the Company’s affairs. This skills matrix is updated regularly, reviewed annually and used as a reference tool for continual assessment. The current skills matrix for our nominee directors is detailed on the next page.

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DIRECTOR NOMINEE SKILLS MATRIX

The CGNC sets aside time at regularly scheduled meetings to discuss the Board’s current mix of skills, experience and competencies, to help to identify the skill sets and individuals that will enhance the proficiency and effectiveness of the Board. Directors are asked to recommend individuals they consider candidates for election to the Board who meet the established criteria, and who have sufficient time available to devote to Eldorado’s affairs (see page 37 for information on overboarding). We will also use outside search firms, as appropriate, to identify director candidates. Potential nominees undergo an interview and approval process managed by the CGNC. All directors and executive officers have the opportunity to participate in the interview process.

Based on these discussions and input from the competency matrix, the CGNC then proposes a slate of director candidates that is reviewed and approved by the Board.

The chart below summarizes our annual review process undertaken in nominating director candidates.

During 2018, the CGNC and the Board completed a detailed review of the composition of the Board. Various considerations were taken into account during the review process, including strengthening the expertise of the Board in key areas, succession planning, Board diversity and continuity of the Board. The extensive review process resulted in the nomination of Ms. Teresa Conway, who is standing for election at the Shareholder meeting.

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As well, Mr. Robert Gilmore, who has been a member of the Board for over 15 years and who served as Chair from 2009 to 2018, will not be standing for re-election at the 2018 Shareholder meeting. The Board and the Company would like to thank Mr. Gilmore for his years of service and dedication. Over the past 15 years, Mr. Gilmore has served on a number of committees, most recently as a member of the Audit Committee (which he chaired for 10 years) and the Sustainability Committee.

BOARD RENEWAL AND IMPACT ON TENURE

Since 2013, we have added one new director per year. Assuming election of all director nominees at our 2018 Shareholder meeting, six of our eight directors (as noted below) will have been elected or appointed within the last six years.

◾	Steven Reid, in May 2013

◾	Pamela Gibson, in September 2014

◾	John Webster, in January 2015

◾	George Albino, in October 2016

◾	George Burns, in April 2017

◾	Teresa Conway, in June 2018

Since 2017, four of our long-standing directors have stepped down from the Board:

◾	Ross Cory, in April 2017, after 14 years of service on the Board

◾	Paul Wright, in December 2017, after 18 years of service on the Board

◾	Jonathan Rubenstein, in January 2018, after nine years of service on the Board

◾	Robert Gilmore, after 15 years of service on the Board, will not be seeking re-election at the 2018 Shareholder meeting

The current average tenure of our independent directors is 6.9 years. Assuming election of all director nominees at our AGM, the length of tenure will be further reduced, with over 70% of independent directors having tenure of under six years, as illustrated below.

2018 GOVERNANCE INITIATIVES

We undertook a review of our corporate governance policies and procedures and adopted a number of initiatives in 2018. These are reflected in two new key policies: our Diversity Policy and Corporate Governance Guidelines (copies of which can be found at www.eldoradogold.com). Our enhanced governance initiatives, discussed in more detail below, address the following:

◾	Board and senior management diversity

◾	“Overboarding” (i.e. serving on other boards)

◾	Term limits

◾	Independence review of long-standing directors (10 plus years)

◾	Retirement age

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DIVERSITY

In January 2018, we adopted a formal Diversity Policy, the full text of which is available on our website (www.eldoradogold.com) or by contacting the Corporate Secretary.

The Board believes that diversity is important and supports diversity at all levels of the organization, including the Board of Directors and senior management. Diversity provides a broad range of perspectives, experience and expertise required to achieve effective stewardship.

The Board is responsible for establishing measurable objectives for achieving gender diversity and assessing on an annual basis the Company’s achievement against its gender diversity objectives, including the representation of women in the organization. Each year, as part of its assessment of the Company’s corporate governance practices and succession planning, the CGNC shall review and report to the Board on the number of women on the Board and in senior management positions, and specifically consider opportunities for increasing diversity – in particular, gender diversity – at the Board and senior management level.

The CGNC considers diversity when identifying and assessing candidates for director and senior management positions. Should the Board engage a search firm to assist in identifying candidates for election or appointment to the Board, the search firm is directed to include diverse candidates generally; in particular, at least 50% of the candidates presented by a search firm must be women. Any search firm engaged to assist in identifying candidates for appointment to senior management is directed to include diverse candidates generally, and women candidates in particular.

Below is a summary of the number of women on our Board and in senior management positions with the Company, as well as our diversity targets. As indicated in the chart below, should all the proposed nominee directors be elected by our Shareholders, we will meet the Board diversity target of 20% women following our 2018 AGM.

Board of Directors

	Number of women	Total members	% of Women	% Change	Target

2016	1	10	10	n/a	20% by 2020
2017	1	8	12.5	2.5

Management, including Named Executives and Vice Presidents

	Number of women	Total members	% of Women	% Change	Target

2016	4	15	26	n/a	30–40% by 2022
2017	4	14	28.5	2.5

2018 Outlook on Diversity

Notes:

Assumes that all proposed director nominees are elected at the 2018 AGM.

During 2018, we had two long-standing women executives leave the Company: At the end of February 2018, Ms. Dawn Moss, EVP Administration, retired from the Company. At the end of April 2018, Ms. Fabiana Chubbs, CFO, departed from the Company.

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“OVERBOARDING”: SERVING ON OTHER BOARDS

Some of our directors serve on the boards of other public companies in Canada or another country or jurisdiction. See the director profiles starting on page 20 for information on each director.

A director must submit notification to the Chair of the Board and the Chair of the CGNC prior to joining another board. The CGNC will make an assessment to determine when a conflict of interest is considered to exist, and the director is notified of the assessment results.

Directors are considered “overboarded” if they sit on a number of boards that could result in excessive time commitments and an inability to fulfill their duties. The CGNC and the Board will consider the nature of and time involved in a director’s service on other non-public company boards or other organizations when evaluating the suitability of nominee directors and making recommendations to Company Shareholders for election.

The Board has provided further clarity on this in our Corporate Governance Guidelines, and has mandated that without written approval from the Chair of the Board:

i)	No director may serve on more than four public company boards (including the Company’s Board) and no member of the Audit Committee may serve on more than three public company audit committees (including the Company’s Audit Committee)

ii)	No director who serves in the position of Chief Executive Officer (the “CEO”), or an equivalent position, at a public company may serve on more than two public company boards (including the board of the company where they serve as CEO)

Further, any Audit Committee member’s service on over three public company audit committees will be subject to the Board’s determination and written approval that the member is able to effectively serve on the Company’s Audit Committee. This determination will be disclosed in the Company’s Management Proxy Circular.

None of our directors are considered overboarded.

TERM LIMITS

The Board does not believe that the overall length of service an individual serves as a director should be mandated. Directors who have served on the Board for an extended period can provide valuable insight into the operations and future of the Company, given their experience with and knowledge of the Company’s history, policies and objectives. The Board believes that, as an alternative to term limits, assurance that the Board continues to evolve and adopt new perspectives can be gained through the evaluation and nominating process described in our Corporate Governance Guidelines and our Diversity Policy.

INDEPENDENCE REVIEW OF LONG-STANDING DIRECTORS (10 PLUS YEARS)

While we believe our long-standing directors add value, having independent directors is an essential requirement of effective corporate governance. If an independent director is nominated to serve beyond 10 years, the Board will undertake a formal review to evaluate that director’s continued independence as defined under the applicable Toronto and New York stock exchanges criteria, and consider other relevant facts and circumstances. The independence determination will be disclosed in the Company’s Proxy Circular.

One of our nominee directors, Mr. Geoffrey Handley, has served on our Board for over 10 years. In accordance with our Corporate Governance Guidelines, the Board undertook a review to make a determination on his continued independent status. Mr. Handley continues to meet the independence requirements under the applicable Toronto and New York stock exchange criteria. The Board also considered other factors, including the relevance of Mr. Handley’s extensive geology and technical mining expertise and his experience across a broad range of corporate transactions, which enable him to critically assess and challenge management and the Board in these key areas. As a result, the Board has determined that it considers Mr. Handley an independent director.

RETIREMENT AGE

Our Board has established a retirement age for directors at the end of the annual meeting following their 73rd birthday. The Board, however, has discretion on extending a director’s retirement age, if it considers that such an extension is in the best interests of the Company.

During the year, the CGNC reviewed our current retirement age for directors. At the end of their review, they determined that the current retirement age is appropriate.

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ORIENTATION AND CONTINUING EDUCATION

Our orientation process familiarizes new directors with our business, including the role of senior management, our exploration, development and operation activities, the role of the Board and Board committees and our expectations of individual directors. Directors receive written monthly reports from management and in-depth reports at quarterly Board meetings, attend annual presentations by our international senior management and visit our sites to experience our operations, development and exploration projects first-hand.

We introduced a director accreditation program in early 2011, as part of our continuing education program. The program was developed with the Institute of Chartered Secretaries and Administrators (“ICSA”) to supplement the Board’s finance, business and industry experience, and it focuses on critical areas of governance like strategy and risk management. Seven independent nominee directors have received the Director Accreditation designation (Acc. Dir.). Mr. Reid completed the director education program through the Institute of Corporate Directors and the University of Toronto. Directors maintain their Acc. Dir. by attending educational sessions on topics of interest or concern to directors, as organized by the CGNC and management. Directors may also attend externally organized educational sessions at the expense of the Company. Newly elected directors may attend the ICSA director accreditation program at Eldorado’s expense. Committee members are encouraged to attend courses or seminars directly related to the duties of their committees.

SITE VISITS

Our directors routinely visit Eldorado’s operations. In 2017, the directors visited our newly acquired operations at Lamaque in Quebec, Canada. During this visit, the Board had the opportunity to see various aspects of the operation, including the core shack, Sigma mill and tailings facility, and the Triangle deposit. Further, Mr. John Webster toured our Turkish and Greek assets in 2017.

At each of the quarterly meetings of the Board, directors receive an in-depth report and presentation on each of our business units and meet with selected regional management.

EXECUTIVE SUCCESSION PLANNING

Our Board held several executive in-camera sessions with the CEO in 2017 to discuss succession planning for our executive management team. The Board continually reviews succession development planning for the CEO and senior executives. In addition, the Company has in place a development and succession plan for senior positions, which is reviewed regularly by the CEO.

INDEPENDENT ADVICE

The Board terms of reference allow a committee of the Board or an individual director to engage outside advisors if they believe it is necessary to carrying out their responsibilities. The Company is responsible for the costs of the advisor services, as approved by the Chair of the Board or the committee Chair.

CONFLICTS OF INTEREST

To the best of our knowledge, we are not aware of any existing or potential conflicts of interest between us or any of our directors or officers which have not been disclosed to the Board, except that some of our directors serve as directors of other public companies. It is therefore possible that a conflict could arise between their duties as a director of Eldorado and their duties to other companies. Our directors and officers are aware of the laws governing the accountability of directors and officers for corporate opportunity. They understand they are required to disclose any conflicts of interest to the Chair of the Board and to the CGNC that may arise, and that they are expected to govern themselves to the best of their ability according to the laws in effect.

In compliance with the CGNC terms of reference, the CGNC has established a process by which to determine when a conflict of interest is considered to exist between a director and the Company and the procedures by which to report or disclose such conflict; it also makes provisions for the review by the CGNC of any conflict of interest issues identified or reported. Following its review, the CGNC will make such recommendation to the Board for a decision on any action to be taken.

The Board takes appropriate measures to exercise independent judgement when considering any transactions and agreements. If a director has a material interest, the director is obligated to excuse himself or herself from the appropriate portions of the Board and committee meetings, so that the remaining directors can discuss the issue openly and candidly.

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EQUITY (SHARE) OWNERSHIP

The Board believes share ownership is important, because it aligns the interests of our directors and executive officers with the Company’s interests and those of our Shareholders.

In 2017 the Board conducted a review of director ownership requirements and changed the minimum equity ownership requirement from 2× the annual cash retainer within three years to 3× the annual cash retainer within five years of being elected or appointed to the Board. Equity ownership includes Eldorado shares and deferred units (“DUs”). Beginning in 2018, stock options are no longer granted to directors.

Our President & CEO is mandated to own at least 3× his or her annual base salary in Eldorado equity. All of the executive officers are required to hold at least 2× their annual base salary in Eldorado equity. Equity ownership includes Eldorado shares and vested and unvested restricted share units (“RSUs”). Equity ownership requirements must be achieved within five years of appointment as an executive officer to the Company.

Under the terms of the independent director and executive officer equity ownership mandate, all of the independent directors and executive officers have met their 2017 equity ownership requirements, as applicable. We measure the value of the director and executive officer equity holdings at the higher of the value at issue date or fair market value at January 31 of the current year.

STRATEGIC PLANNING

The Board, in consultation with management, oversees the development, progress and fulfillment of Eldorado’s strategic goals.

At least one meeting per year is set aside with our directors as a strategic planning session. At these meetings, the Board reviews the strategic plan, developed by management, in detail, taking into consideration both the opportunities and risks of the business. The strategic objectives are reviewed by the Board on a regular basis, with adjustments to the plan discussed and implemented as needed.

The Board reviews and approves the budget for the ensuing year and the five-year plan. Management’s progress in meeting our strategic and operational goals is reviewed by the Board throughout the year and considered when determining compensation.

As part of their review, the Board believes its role is to balance performance and compliance by ensuring that management’s actions are:

◾	Consistent with strategic goals

◾	Reflective of the corporate culture of our business

◾	In alignment with our Company’s risk tolerance

STRATEGIC PLANNING PROCESS

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RISK MANAGEMENT

The Board is responsible for understanding the principal risks associated with our business and regularly monitoring the systems in place to manage those risks effectively. Our Board delegates responsibility for certain elements of risk oversight to the various committees, so that they are addressed by appropriate expertise, attention and diligence, as represented in the chart below.

Management undertakes an enterprise-wide process to identify, classify and assess the significant risks of our business. This process includes a bottom-up risk identification and assessment by our operations, regional business units and corporate office. The risks are then assessed in terms of likelihood and consequences, with mitigating strategies developed for each risk. From this assessment, reports are prepared and presented on a quarterly basis to the Board, detailing the significant risks and mitigation strategies.

For a comprehensive list of the risk factors affecting our business, please refer to the “Risk Factors” sections of our most recent AIF and MD&A.

SHAREHOLDER ENGAGEMENT AND HOW TO COMMUNICATE WITH THE BOARD AND MANAGEMENT

The Board recognizes the importance of engaging in constructive and meaningful communications with the Company’s Shareholders, and it values their input and insights. This includes encouraging and facilitating Shareholders to express their views on governance and other matters directly to the Board.

We follow a Disclosure Policy that outlines our commitment to full, accurate, clear and timely disclosure. The Board believes it is the responsibility of senior management to speak on behalf of the Company to Shareholders, media, and other stakeholders and external parties. Such exchanges do not include the discussion of material undisclosed information.

At the same time, the Board believes it is important for the Chair and other independent directors, as appropriate, to engage directly with the Company’s Shareholders on a regular basis, and at least annually. The Chair will direct communication between the Board and Shareholders. During meetings between the Chair and Shareholders, senior management may be present at the request of the Chair.

In April 2018, we adopted a formal Shareholder Engagement Policy, the full text of which is available on our website (www.eldoradogold.com) or by contacting the Corporate Secretary.

You can communicate directly with the Board by writing to the Chair of the Board at our corporate office:

Chair of the Board

c/o Corporate Secretary

Eldorado Gold Corporation

1188 Bentall 5

550 Burrard Street

Vancouver, British Columbia

Canada V6C 2B5

Please mark the envelope Private and confidential.

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Illustrated in the graphics below are the ways in which we communicate with our Shareholders, and the topics for discussion.

In 2017, independent members of the Board met and communicated with Shareholders and organizations representing groups of Shareholders who expressed an interest in such meetings. Shareholders can contact the Board through email to the Corporate Secretary (karena@eldoradogold.com) to request meetings with members of the Board.

Throughout 2017, investors were provided with the opportunity to meet and communicate with our executive officers and the Vice President, Investor Relations.

Additionally, we met with several of our key Shareholders, representing approximately 40% of our share ownership, in person to discuss Eldorado’s overall corporate strategy and its link to our compensation practices.

SHAREHOLDER PROPOSALS

If you want to submit a Shareholder proposal to be presented at our 2019 annual general meeting, it must be sent to our Corporate Secretary by February 6, 2019 for it to be considered for inclusion in our 2019 Management Proxy Circular. We did not receive any Shareholder proposals for this year’s meeting.

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BOARD COMMITTEES

The Board carries out its mandate directly or through its committees. As a commitment to Board renewal, there were a number of changes to the Board, including reconstituting the Compensation and Sustainability Committees. A summary of all other committee changes as a result of the 2017 elected Board can be found in the notes section of “Meeting Attendance,” on page 28.

Changes to the Compensation Committee, effective January 2018:

◾	Steven Reid appointed as Chair to replace Jonathan Rubenstein

◾	George Albino replaced Robert Gilmore

Changes to the Sustainability Committee, effective January 2018:

◾	Michael Price appointed as Chair to replace Steven Reid

◾	Robert Gilmore replaced George Albino

In 2017, we had four standing committees, which 100% comprise independent directors:

From time to time, the Board may appoint special committees to the Board if warranted by Eldorado’s current business activities.

The President & CEO does not participate in making appointments to the committees of the Board.

AUDIT COMMITTEE: 100% INDEPENDENT

◾	John Webster, Chair

◾	Pamela Gibson

◾	Robert Gilmore

◾	Michael Price

All four members of the Audit Committee are financially literate in accordance with National Instrument 52-110; this means they are able to read and understand our financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by our financial statements. Mr. Webster, our committee Chair, and Mr. Gilmore are “audit committee financial experts,” as defined by the SEC. See Mr. Webster’s director profile on page 27 for information on his qualifications as a financial expert.

The Audit Committee is responsible for:

◾	Overseeing financial reporting, internal controls, the audit process, and our public disclosure documents relating to financial statements, as well as our Code of Conduct and Business Ethics

◾	Recommending the appointment of our external auditor and reviewing the annual audit plan and auditor compensation

◾	Pre-approving audit, audit-related and tax services to be provided by the external auditor

◾	Reviewing our hiring policies for former employees of an external auditor to an audit or finance role

◾	Reviewing the terms of engagement for the external auditor

Left to right: Robert Gilmore, John Webster, Pamela Gibson, Michael Price

Audit Partner Rotation

In accordance with best practices and Audit Committee Policy, a new lead audit partner must be appointed at least every five years. Our audit partner changed in July 2012 and again in 2014.

Pre-Approval of Audit Services

In 2005, the Audit Committee adopted a policy that non-audit services can only be provided by the external auditor if such services have been pre-approved by the Audit Committee. Generally these services are provided by other advisory firms under separate agreements approved by management.

The terms of reference for the Audit Committee can be found on our website (www.eldoradogold.com) or by contacting our Corporate Secretary.

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SUSTAINABILITY COMMITTEE: 100% INDEPENDENT

◾	Michael Price, Chair

◾	Robert Gilmore

◾	Geoffrey Handley

◾	Steven Reid

Left to right: Robert Gilmore, Geoffrey Handley, Michael Price, Steven Reid

CORPORATE GOVERNANCE AND NOMINATING

COMMITTEE (CGNC): 100% INDEPENDENT

◾	Pamela Gibson, Chair

◾	George Albino

◾	John Webster

Our governance systems provide mechanisms for the evaluation and effective management of our operations, personnel, risks and relationships. We invest in developing our leadership, policies, systems and engagement practices to meet stakeholders’ expectations of being a trusted operator. We believe in clear, comprehensive disclosure and open communication with all of our stakeholders.

As part of our continuing efforts to enhance our corporate governance, in January 2018, the Board adopted a set of Corporate Governance Guidelines, the full text of which is available on our website (www.eldoradogold.com) or by contacting the Corporate Secretary.

For more information on the roles and responsibilities of the CGNC, refer to pages 34–36.

The terms of reference for the CGNC can be found on our website (www.eldoradogold.com) or by contacting our Corporate Secretary.

The Sustainability Committee was established to advise and make recommendations, in its oversight role, to the Board with respect to monitoring our environmental, health, safety, community relations, human rights, security and other sustainability policies, practices, programs and performance. This includes, among other things:

◾	Reviewing our annual sustainability report prior to its issuance

◾	Overseeing the establishment and periodic review of corporate environmental, health and safety and human rights policies

◾	Reviewing and monitoring our environmental, health and safety programs and procedures

◾	Monitoring management’s environmental, health and safety risk assessments, risk related to sustainability and impact evaluation procedures

◾	Monitoring management’s performance regarding environmental, health and safety, and social and human rights initiatives with respect to employees, communities and other stakeholders

◾	Monitoring and reporting to the Board on management’s procedures regarding environmental, health and safety matters, including the development, maintenance and testing of emergency preparedness plans to minimize, remediate and mitigate environmental damage in the event of unforeseen incidents

The terms of reference for the Sustainability Committee can be found on our website (www.eldoradogold.com) or by contacting our Corporate Secretary.

Left to right: George Albino, Pamela Gibson, John Webster

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COMPENSATION COMMITTEE: 100% INDEPENDENT

◾	Steven Reid, Chair

◾	George Albino

◾	Geoffrey Handley

Left to right: Geoffrey Handley, George Albino, Steven Reid

The Compensation Committee is responsible for developing our director and executive compensation and policies, in consultation with senior management and external advisors who are qualified to deliver advice on the design and implementation of compensation programs that address Eldorado’s talent and workforce needs. It is responsible for reviewing these policies annually and recommending that the Board adopt any changes as appropriate, reviewing and approving the terms of employment and performance objectives for the named executive officers, and assessing the performance of the President & CEO. The terms of reference for the Compensation Committee can be found on our website (www.eldoradogold.com) or by contacting the Corporate Secretary.

Independent decision-making, the establishment of compensation philosophy and policies, and providing a clear and comprehensive explanation of director and executive compensation are critical to the integrity of the committee.

None of the committee members has been an employee or executive officer of the Company, has or has had a material relationship with the Company, taken a loan from the Company or had an interest in any material transactions involving Eldorado.

Each of the members of the Compensation Committee has extensive experience with compensation matters; all are members of compensation committees for other publicly listed companies, as noted below:

Member	Company	Position

Steven Reid	SSR Mining Inc.	Compensation
Committee, Chair
Gold Fields Limited
Remuneration
Committee, Chair
Geoffrey	Endeavour Silver Corp.	Compensation
Handley		Committee, Member

None of the named executive officers has served on the compensation committee or board of another company whose executive officers are members of this committee or our Board.

In 2017, the committee undertook a review of executive compensation in response to changing market conditions. For a detailed review of the executive compensation practices and factors considered by the Compensation Committee, see the CD&A on page 45 in this Circular.

The committee has reviewed the compensation disclosure in this Circular and believes its compensation recommendations are appropriate and in the best interests of the Company and its business activities.

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COMPENSATION HIGHLIGHTS AND INITIATIVES

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LETTER TO SHAREHOLDERS

Dear Fellow Shareholders,

Our compensation practices needed changing. This was evidenced by a failed vote on our 2016 approach to executive compensation and specific feedback we received from our Shareholders. Consequently, throughout 2017 and into 2018, we have taken deliberate steps to accelerate and intensify our efforts to change our compensation approach, to bring what we pay into better alignment with our industry peers, our current circumstances and with the Company’s performance.

Accordingly, we have made significant changes and are committed to evolving our compensation programs to reflect best practices, while maintaining alignment with our Shareholders’ expectations.

KEY COMPENSATION CHANGES

Below are highlights on the decisions and actions taken, based on your feedback.

Concerns	Our 2017 Decisions & Actions
President & CEO pay ◾ Disproportionately high despite downward adjustments made in prior years ◾ Insufficient link to performance ◾ Pace of change too slow

◾    Former President & CEO retired April 2017; this created an opportunity to reset President & CEO pay, which now reflects an 11% decrease in target compensation

◾    STIP target for new President & CEO reduced from 200% to 100% of base salary; maximum payout is now 200% of base salary

◾    Implemented a defined contribution pension plan, in which our new President & CEO is a participant (see below)

Pension ◾ Off market defined benefit pension plan

◾    The defined benefit pension plan has been replaced with a defined contribution pension plan for all new hires (including the new President & CEO and the recently promoted EVP, Strategy & Corporate Development)

Peer group ◾ Too aspirational

◾    Peer group significantly amended: large companies removed, smaller companies added

◾    In 2017, Eldorado’s assets are the highest among the new peer group, revenue is positioned at the 29th percentile (vs. the lowest among the 2016 peer group), and market capitalization is positioned at the 38th percentile (vs. the 9th percentile of the 2016 peer group)

Concerns	Our 2018 Decisions & Actions
Short-term incentive plan (“STIP”) ◾ Overly large bonuses while underperforming relative to peers ◾ Insufficient disclosure

◾    STIP payouts for 2017 are significantly lower than 2016, with total payout to the named executives of $1.4M (vs. $4.2M in 2016); average achievement levels were 55% for continuing named executives (vs. 122% in 2016)

◾    Corporate score was 19.25%, reflective of the Company’s performance in 2017

◾    Improved disclosure to make it clear how and why we made the decisions we did

◾    STIP objectives for 2018 aligned with key business drivers

◾    In 2018, President & CEO’s objectives are the corporate objectives; this recognizes that as the overall leader of the business, the President & CEO has one job – to drive the overall success of the business

Long-term incentive plan (“LTIP”) ◾ Insufficient LTI awards are performance-based ◾ High multipliers for LTI awards (compared to base salary) ◾ Only one performance metric is applied to PSUs

◾    50% of the annual LTI grant is now in the form of PSUs

◾    Target LTI is now a percentage of base salary only: it is no longer a percentage of base salary plus actual STIP award

◾    Reduced 2017 LTI awards, given our performance and current Shareholder experience

◾    Reduced LTI target for 2018, compared to 2017

◾    Will be reviewing the PSU plan during 2018 to consider the addition of another metric

Base salary ◾ Relativity to peer group	◾ Base salaries for 2018 frozen at 2017 levels

Directors ◾ Need to be aligned with Shareholders

◾    Share ownership requirement increased from 2x the annual cash retainer to 3x the annual cash retainer

◾    Stock option grants to directors have been eliminated

◾    Board compensation was reduced:

◾    Retainer fees reduced                             ◾    Meeting fees reduced

◾    Committee Chair retainers reduced        ◾    Travel allowance eliminated

◾    The changes to Board composition, together with the compensation reductions, are expected to result in a 28% reduction in the total annualized Board cost

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PAY FOR PERFORMANCE

2017 was a very challenging year for Eldorado, mixed with important achievements including the acquisition and advancement of the Lamaque mine in Canada and the commissioning of the Olympias Phase II mine in Greece. As a result, and in line with the design of our incentive program, compensation for our executives was much lower than prior years, and well below target levels, with actual compensation approximately 30% below target in aggregate for the named executives. This strong alignment between pay and performance is what our compensation program is now designed to achieve.

PRESIDENT & CEO COMPENSATION

With the hiring of our new President & CEO in 2017, Eldorado took the opportunity to reset its President & CEO compensation, and in particular bring the target levels for STIP and LTIP into alignment with industry norms. As a result, target compensation was reduced by 11%, and the compensation awarded should we meet our Challenge (stretch) objectives was reduced by 34%. Importantly, however, there remains material leverage in our program linked to our long-term performance through the potential value that can be realized through our LTI program.

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LOOKING FORWARD: 2018

We continue to build our new leadership team, and our compensation program is one key element in retaining (and attracting) the right people to deliver on our corporate strategy. In 2018, the Company modified its corporate objectives to increase alignment with Shareholder experience and to focus employee effort on the value drivers that are most important to building the Company’s long-term success, with a focus on return on investment.

Recent changes to our leadership team include:

◾	New President & CEO (George Burns) – appointed during 2017

◾	New Executive Vice President, Strategy & Corporate Development (Jason Cho) – promoted November 1, 2017

◾	New Executive Vice President and General Counsel (Timothy Garvin) – appointed February 20, 2018

◾	New Vice President, Government Relations Europe (Andor Lips) – appointed February 19, 2018

◾	New Chief Financial Officer – to be appointed in 2018

A high-level summary of our key corporate objectives for 2018 is provided below.

Safety, sustainability and governance	◾ Minimize safety incidents ◾ Maintain a strong safety and sustainability culture

Operational execution	◾ Meet or exceed budget

Financial excellence	◾ Ensure availability of funding to execute Company business plan ◾ Grow our net asset value per share

Growth and value creation	◾ Execute our capital projects ◾ Maintain reserves

As we look to the future, we will focus on aligning the organization by cascading key objectives across the Company and ensuring everyone is contributing to the overall direction.

We will continue to align executive compensation with Shareholder interest by:

◾	Focusing on long-term value creation: a greater award opportunity is derived from LTIs compared to short-term incentives, creating a greater focus on sustained Company performance over time

◾	Linking pay to performance: a significant portion of executive compensation is at risk and subject to achievement of absolute Shareholder returns and set performance criteria

◾	Listening to your views and respecting market factors: we continue to engage with our Shareholders so that we understand what matters to you and plan to continue acting on any concerns, as appropriate

The Compensation Committee will work to a specific annual plan that will methodically:

◾	Review the Company’s progress towards achieving its annual objectives

◾	Review the executives’ progress towards achieving their annual individual objectives

◾	Address the governance and risk aspects of our policies

◾	Assess the effectiveness of our compensation policies and procedures

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Our overall plan for 2018 executive compensation is summarized in the following diagram:

2018 EXECUTIVE COMPENSATION

We believe that this new compensation framework, which incorporates all the changes and enhancements outlined above, more closely links compensation and performance, and limits the maximum amount paid to any named executive, including the President & CEO.

Thank you for taking the time to read the enclosed information. We encourage you to consider the significant changes that we have made (and continue to make) to our compensation framework, and to vote in favour of our approach to executive compensation.

Steven Reid Chair, Compensation Committee
Steven Reid Chair, Compensation Committee

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STATEMENT OF EXECUTIVE COMPENSATION

This section of the Circular discusses the components of our executive and director compensation programs, as well as the compensation decisions made over the past year for the named executive officers (“named executives”) mentioned throughout this Circular.

George Burns	President & CEO	Appointed April 28, 2017

Paul Wright	Former President & CEO	Retired April 27, 2017

Paul Skayman	Chief Operating Officer	Incumbent

Fabiana Chubbs	Chief Financial Officer	Departed April 30, 2018

Dawn Moss	Executive Vice President, Administration	Retired February 28, 2018

Jason Cho	Executive Vice President, Strategy & Corporate Development	Appointed November 1, 2017

CD&A TABLE OF CONTENTS

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COMPENSATION PHILOSOPHY AND OBJECTIVES

Creating long-term value for our Shareholders while delivering solid financial and operational performance year after year demands an exceptional executive leadership team with substantial knowledge, experience and agility.

Our approach to compensation aims to:		Eldorado is committed to balancing the need to attract and retain the best leaders to execute our business strategies while maintaining fair and reasonable compensation programs.
◾	Attract, motivate and retain high caliber individuals to act in the best interests of our Shareholders
◾	Motivate executives to deliver high performance while encouraging appropriate risk taking and risk management
◾	Align executives’ interests with those of our Shareholders by balancing rewards that recognize short-term results and incentivize long-term value creation
◾	Maintain a corporate culture that incorporates a sensibly sized executive team that fosters efficient management

When determining compensation levels for the named executives we consider the:		We take a long-term view in building value for our Shareholders.
◾	Need to offer competitive compensation programs
◾	Executive’s tenure, performance and breadth of experience
◾	Executive’s current responsibilities and expected future contributions
◾	Overall economic environment and market conditions within the industry
◾	Internal compensation alignment
◾	Legal and contractual obligations

To support our compensation philosophy and approach, Eldorado targets compensation at the 50th percentile of our peer group. Actual compensation may be higher or lower, depending on Company and individual performance.

PAY FOR PERFORMANCE

We operate in a cyclical and capital-intensive industry, and take a long-term view in building value for our Shareholders. Our pay-for-performance program is designed to align our executives’ interests with the interests of our Shareholders. This means executive compensation is weighted heavily towards variable, “at-risk” incentive compensation that is tied to short, medium and long-term performance, as shown below:

Link between compensation and our corporate strategy:

◾	A large portion of our compensation is long-term in nature, which discourages short-term risk-taking behaviour and directly aligns rewards with the Shareholder experience

◾	We incentivize short-term results that drive both near-term and long-term value creation

◾	Compensation increases or decreases as a result of success or failure in realizing corporate, operational, financial and strategic performance objectives

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PEER GROUP SELECTION

In 2017, the Board conducted a comprehensive review of the Company’s peer group. Substantial changes were made, as shown in the table below.

We believe the 2017 peer group is more representative of Eldorado’s current market positioning and our expectation that the Company will grow as its business plan is executed.

In making compensation decisions for 2017, we took into account the lower compensation levels of the revised peer group, as well as our ongoing contractual obligations and our need to attract and retain the right leaders to deliver on our business plan. We understand the reality of our new circumstances and will use the revised peer group to inform our compensation decisions going forward.

Our peer group has been modified to more closely reflect our current size, scope and complexity.

2016 PEER GROUP	REMOVED -	ADDED +	2017 PEER GROUP

Agnico-Eagle Mines Limited

AngloGold Ashanti Ltd.

B2Gold

Centerra Gold Inc.

First Quantum Minerals Ltd.

Gold Fields Ltd.

Goldcorp Inc.

Hudbay Minerals Inc.

IAMGOLD Corporation

Kinross Gold Corporation

Lundin Mining Corporation

New Gold Inc.

Newcrest Mining Limited

Newmont Mining Corporation

Nord Gold N.V.

Pan American Silver Corp.

Randgold Resources Limited

Teck Resources Limited

Yamana Gold Inc.

Agnico-Eagle Mines Limited

AngloGold Ashanti Ltd.

First Quantum Minerals Ltd.

Gold Fields Ltd.

Goldcorp Inc.

Hudbay Minerals Inc.

Kinross Gold Corporation

Lundin Mining Corporation

Newcrest Mining Limited

Newmont Mining Corporation

Nord Gold N.V.

Randgold Resources Limited Teck Resources Limited Yamana Gold Inc.

Alacer Gold

Alamos Gold Inc.

Capstone Mining Corp.

Detour Gold Corporation

Endeavour Mining Corporation

First Majestic Silver Corp

SEMAFO Inc.

SSR Mining Inc.

Tahoe Resources Inc.

Torex Gold Resources Inc.

Alacer Gold

Alamos Gold Inc.

B2Gold

Capstone Mining Corp.

Centerra Gold Inc.

Detour Gold Corporation

Endeavour Mining Corporation

First Majestic Silver Corp

IAMGOLD Corporation

New Gold Inc.

Pan American Silver Corp.

SEMAFO Inc.

SSR Mining Inc.

Tahoe Resources Inc.

Torex Gold Resources Inc.

We developed our peer group based on the following criteria:

◾	North American-listed gold companies (with select metals and mining companies, as appropriate)

◾	Complexity of operations (e.g. international operations, complex jurisdictions, multiple mine sites)

◾	Comparable size and similar operating characteristics

	2016 Peer Group			2017 Peer Group

	Revenue	Assets	Market Cap	Revenue	Assets	Market Cap
	FY 2017	FY 2017	(12/31/17)	FY 2017	FY 2017	(12/31/17)
	USDmm	USDmm	USDmm	USDmm	USDmm	USDmm

75th Percentile	3,423	11,583	10,630	734	3,081	2,392

50th Percentile	2,077	6,620	4,262	604	1,993	1,504

25th Percentile	1,199	3,967	2,392	315	1,253	925

Eldorado	391	5,090	1,150	391	5,090	1,150

Percentile Rank	Lowest	44P	9P	20P	Highest	38P

Note: 2017 scope statistics used for both the 2016 and 2017 Peer Groups for comparison purposes.

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MANAGING COMPENSATION RISK

Our executive compensation programs link directly to the goals of our corporate strategy and are designed to create appropriate incentives to increase long-term Shareholder value, while not encouraging excessive or inappropriate risk-taking. This is supported by Eldorado’s risk-management process, which includes:

◾	Identifying and categorizing risks

◾	Evaluating risks individually for the likelihood of occurrence and the severity if the risk were to occur

◾	Evaluating the interconnectivity of the risks in aggregate

◾	Designing and developing strategies and additional controls to mitigate identified risks

◾	Identifying an acceptable level of risk that will foster long-term Shareholder growth

◾	Assessing effectiveness of controls and risk-measurement and management strategies

In 2017, the Compensation Committee did not identify any significant risks arising from Eldorado’s executive compensation programs that are reasonably likely to have a material adverse effect on the Company.

What We Do		Pages

✔	Balanced compensation programs: balance between short-term and long-term compensation discourages short-term risk-taking at the expense of long-term results.	58
✔	Focus on the long term: a greater award opportunity derived from LTIs compared to short-term incentives, creating a greater focus on sustained Company performance over time.	65
✔	Mix of sufficiently challenging performance measures: used in the short-term incentive plan to provide a balanced performance focus.	60
✔	Clawback Policy: allows the Board to recoup short and long-term incentive compensation in the event a named executive is engaged in fraud, willful misconduct or gross negligence, resulting in the need for a material restatement of the Company’s financial results.	55
✔	Link pay to performance: a significant portion of executive compensation is subject to the achievement of set performance criteria and is at risk.	64
✔	Significant share ownership requirements: the named executives are required to hold a multiple of their base salaries in Eldorado equity (includes common shares and restricted share units).	55
✔	Double-trigger change of control: severance payments are not awarded, and the accelerated vesting of equity grants does not occur solely on account of a change of control. A qualifying termination following a change of control is required.	78
✔	Maximum severance payout following a change of control is two times the executive’s base salary and bonus paid in the last 12 months.	78
✔	Independent compensation consultants are engaged by the Compensation Committee to provide independent advice.	57

What We Don’t Do		Pages

×	No loans provided to executives.	29
×	No guaranteed minimum payouts on short-term incentives or guaranteed vesting levels for performance share units.	91
×	No option repricing.	88
×	No gross-up payments to cover personal income taxes that pertain to executive or severance benefits.	79
×	No excessive perquisites for executives.	69
×	No hedging by insiders.	31

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CLAWBACK POLICY

Eldorado introduced an Executive Compensation Recovery Policy (the “Clawback Policy”), effective January 1, 2016, enabling the Board to recover performance-based compensation, within 12 months of a material restatement, from a named executive or other officer of the Company that engaged in fraud, willful misconduct or gross negligence and which resulted in the need for a material restatement of the Company’s financial results, where the error resulted in the overpayment of incentive compensation. The Clawback Policy applies to short and long-term incentive-based compensation with performance measures based on the Company’s financial performance, whether paid in cash or in equity, within the three-year period preceding the date on which the Company is required to prepare the accounting restatement. We will continue to adjust this policy in accordance with applicable laws and regulations.

EXECUTIVE EQUITY OWNERSHIP

The President & CEO is required to own at least three times annual base salary, and other executive officers at least two times annual base salary, in Eldorado equity, including common shares and vested or unvested restricted share units. Equity ownership must be achieved by December 31, 2018 or within five years of appointment.

The table below summarizes the equity holdings of our named executives as of December 31, 2017.

We believe our executives should have a stake in the future growth of Eldorado and that their interests should be directly aligned with our Shareholders.

Executive Officers	Base salary (CDN$)	Common shares (1)	RSUs (1)	Total equity holdings	Multiple of salary (2)	Achieved	Date equity-holding requirements to be met

George Burns	1,000,000	–	333,983	333,983	1.55	New in role	Feb 1, 2022

Fabiana Chubbs (3)	520,000	141,523	165,790	307,313	2.97	✓	Dec 31, 2018

Paul Skayman	540,000	168,150	162,525	330,675	3.07	✓	Dec 31, 2018

Dawn Moss (4)	474,000	112,970	96,845	209,815	2.05	✓	Dec 31, 2018

Jason Cho	465,000	44,994	67,113	112,107	1.00	New in role	Nov 1, 2022

Notes:

(1)	Outstanding common shares and vested and unvested RSUs as of December 31, 2017.

(2)	Based on the higher of the value at issue date or fair market value at January 31, 2018 (CDN$1.59), and base salaries at December 31, 2017.

(3)	Ms. Chubbs departed the Company April 30, 2018.

(4)	Ms. Moss retired February 28, 2018.

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DETERMINING COMPENSATION

The Compensation Committee is responsible for the oversight of all compensation programs, and it takes this responsibility very seriously.
Left to right: Geoffrey Handley, George Albino, Steven Reid

ROLE OF THE COMPENSATION COMMITTEE

Each year, the Compensation Committee conducts a thorough review of executive and director compensation programs and policies, to assess:

◾	The competitiveness of compensation for directors and executives

◾	Whether overall executive compensation continues to support our goals of attracting, motivating and retaining executives who have exceptional leadership and management skills

◾	Appropriateness of compensation programs based on peer practices, current market conditions and the views of our Shareholders

◾	The overall compensation packages for our senior executives and whether the components are applied appropriately

Each year, the Compensation Committee reviews all compensation programs related to our named executives and other officers and considers recommendations from the President & CEO for cash-based and equity-based compensation for the executive team, as well as equity-based compensation for senior employees globally. In addition, the Compensation Committee reviews the performance of the President & CEO and makes its recommendations to the Board for the compensation of the President & CEO and other named executives.

The Board is responsible for reviewing and approving compensation levels for the named executives, including the President & CEO.

In 2017, in addition to executing our regular annual and charter appointed duties, the Compensation Committee along with management communicated with our Shareholders on executive compensation matters. The following is a summary of our activities.

Period	Action
April 2017

Reached out to the Company’s key Shareholders by phone and email to provide information on our compensation practices and solicit feedback ahead of Eldorado’s annual general meeting.

Information about the feedback received and the Company’s response is detailed on page 47.

November 2017	Management met with and solicited feedback from the Company’s key Shareholders (i.e. those representing 40% of our Shareholder base at the time), on business strategy and executive compensation.

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ROLE OF THE PRESIDENT & CEO

Eldorado’s President & CEO and other executive officers have a role in certain compensation decisions, including making recommendations, which are then reviewed and approved by the Compensation Committee or Board, as required, with respect to:

◾	Annual business goals and objectives for the short and long-term incentive programs

◾	Base salary adjustments and short and long-term incentive targets and actual awards for Eldorado’s named executives and other officers

◾	Company-wide equity-based compensation for senior managers

◾	Adjustments to compensation programs and structure

The Compensation Committee takes into account the recommendations of the President & CEO prior to making its recommendations to the Board. The President & CEO does not recommend his or her own compensation.

ROLE OF INDEPENDENT COMPENSATION CONSULTANTS

The Compensation Committee engages independent compensation consultants who provide no other work for the Company, to advise on executive and director compensation matters.

Beginning in 2016, the Company retained Willis Towers Watson (“WTW”) in connection with the review and update of its executive and director compensation program. In retaining WTW for 2017, the Company was mindful of its goal of aligning executive performance objectives with the maximization of long-term Shareholder value, as well as the feedback it received from Shareholders and proxy advisory firms in connection with the 2017 annual meeting of Shareholders. For the purpose of the 2017 compensation review, WTW advised Eldorado on its peer group selection, and presented market data on executive and director compensation competitiveness and alignment with current compensation trends in the mining industry.

The Compensation Committee engaged Morneau Shepell (previously Leong and Associates, which was acquired by Morneau Shepell) beginning in 2007 to provide actuarial services and to advise on the design and structure of Eldorado’s pension plan. Morneau Shepell also provided advisory services to the participants in the pension plan.

The Compensation Committee considered the data and advice of its advisors, as well as many other factors. Ultimately, all decisions and recommendations to the Board are their own.

In 2017 and 2016, we paid the following amounts to consultants for services related to advice on compensation for the directors and executive officers.

Compensation Advisor	2017 (CDN$)	2016 (CDN$)

Willis Towers Watson	95,895	121,874

Morneau Shepell	262,000	128,834

No fees for services not related to executive and director compensation matters have been billed by the compensation consultants or any of their affiliates.

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COMPENSATION COMPONENTS & 2017 COMPENSATION DECISIONS

Our executive compensation program consists of various components in which performance is measured over different time periods and rewarded accordingly. Each component supports our stated compensation philosophy and approach.

One of the key governing principles of Eldorado’s compensation objectives is to align compensation with Shareholder interests. Deferring a significant portion of compensation through our executives’ LTIs is one way by which we seek to achieve this alignment. The cash components enable us to attract, motivate and retain high-calibre individuals to deliver high-level performance in the short and medium term.

SUMMARY OF COMPENSATION COMPONENTS

Cash compensation	Base salary	Establishes the competitive foundation of the executive compensation program. Target 50th percentile of our peer group.

Short-term incentive plan (STIP)

A cash-based award that encourages executives to focus on specific near-term value drivers, strategic goals and objectives. STIP payments are set at a percentage of base salary and are only payable if threshold performance levels are exceeded.

Equity-based compensation	Long-term incentive plan (LTIP)

LTIs promote retention and align our executives’ experience with that of our Shareholders, by tying a significant portion of their compensation to the long-term performance of Eldorado’s share price. LTIs encourage our executives to focus on the long-term impact of their decisions and actions, and they provide rewards in the event their efforts result in future value creation. The ultimate value each recipient receives is contingent upon Eldorado’s share price performance. Our LTIs include:

Performance Share Units (50% Weight)

Performance is measured based on Eldorado’s relative total Shareholder return over the performance period, with an absolute total Shareholder return constraint. The value of the payment (whether cash or shares) ultimately received is dependent on achievement of the performance criteria and the share price at the time of settlement. Three-year cliff vesting promotes retention.

Restricted Share Units (25% Weight)

The value of the payment (whether in cash or shares) ultimately received is dependent on the share price at the time of redemption. The three-year vesting schedule promotes retention.

Stock Options (25% Weight)

The realization of value from stock options is dependent on the share price exceeding the exercise price on the date of grant. The three-year vesting schedule and five-year term promotes retention.

Other	Retirement benefits

Eligible named executives receive retirement benefits. Retirement benefits assist Eldorado in the long-term retention of key executive talent. In 2017, three executives were grandfathered into a defined benefit pension; however, all new executives participate in a defined contribution pension plan.

	Perquisites and other benefits	The size of and eligibility for perquisites and other benefits is limited.

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BASE SALARY

We aim to establish the base salary component as a competitive foundation for our executive compensation program and we seek to be responsive to changing market conditions.

When determining base salaries, factors such as the executive’s experience, responsibility, seniority, proven or expected performance, employment market conditions and competitiveness when compared to similar positions in Eldorado’s peer group are considered.

Executive base salaries were frozen for 2018.

Our compensation philosophy targets base salaries at the 50th percentile of Eldorado’s peer group. Base salaries may be set above or below the target level to recognize exceptional sustained performance or the developing nature of incumbents in certain roles, and to attract and retain the best talent.

2017 AND 2018 BASE SALARY DECISIONS

Following a number of base salary freezes and a reduction in November 2015, the Board approved reinstatement of January 2015 levels plus a slight adjustment of 1% for the executives at the beginning of 2017, as shown in the table below. In 2018, to reflect the continuing challenges Eldorado faces, base salaries for the executives were frozen at their 2017 levels.

	January 2018 (CDN$)	Change	January 2017 (CDN$)	Change from 2015	January 2015 (CDN$)

George Burns	1,000,000	–	1,000,000 (1)	n/a	n/a

Paul Wright	n/a	n/a	800,000	-47%	1,514,000

Fabiana Chubbs	520,000 (2)	–	520,000	+1%	515,000

Paul Skayman	540,000	–	540,000	+1%	535,000

Dawn Moss	474,000 (3)	–	474,000	+1%	470,000

Jason Cho	465,000	–	364,000	+12%	325,000
			465,000 (4) (Nov 1)	+28%

Notes:

(1)	Mr. Burns commenced employment February 1, 2017.

(2)	Ms. Chubbs’ salary was paid on a prorated basis as a result of her departure on April 30, 2018.

(3)	Ms. Moss’ salary was paid on a prorated basis as a result of her retirement on February 28, 2018.

(4)	Mr. Cho’s larger salary increases were connected with promotions. Base salary was increased to CDN$364,000 per year, effective January 1, 2017. Upon promotion to Executive Vice President, Strategy and Corporate Development on November 1, 2017, Mr. Cho’s base salary was increased to CDN$465,000 per year.

In attracting Mr. Burns to Eldorado, the Board determined that a base salary higher than that of former President & CEO, Mr. Wright, was appropriate. While the base salary is higher, total target compensation is 11% lower.

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SHORT-TERM INCENTIVE PLAN

The STIP is an annual cash award designed to incentivize and reward personnel for achieving near-term value driving results consistent with Eldorado’s strategic goals and objectives.

Each year, the strategic goals and objectives, which form the basis of the STIP, are carefully considered by the Compensation Committee with a view to establishing a realistic and balanced set of performance targets that both encourage initiative and discourage underperformance in areas important to Eldorado. The STIP objectives established at the corporate level are cascaded down to all levels of management throughout the Company to maintain alignment.

While the STIP is based on a one-year performance period, we consider the achievement of challenging operational, financial and strategic annual objectives an important indicator of the health of the Company and our ability to build long-term Shareholder value. The combination of the STIP program with the LTI program, described in the following pages, motivates our team to be committed to achieving current year STIP targets without taking excessive risks or compromising future performance.

The STIP award is calculated as follows.

Achievement of annual operational, financial and strategic goals is an important indicator of the health of the Company and our ability to build long-term Shareholder value.

Base Salary ($)	x	Target Award Level (%)	x	Corporate (Achievement Level x Weighting)	+	Personal (Achievement Level x Weighting)	=	STIP Award ($)

		Expressed as a percentage of base salary Varies by position level and responsibility Aligns with industry practice		Multiple objectives within the Corporate Scorecard, each with an assigned Weighting Achievement Level is based on quantitative assessment of performance		Mulitple objectives that vary by participant depending on role Each objective is assigned a Weighting Achievement Level is based on how well the participant achieves each personal objective

The table below shows the 2017 target award levels and framework for each of the named executives.	CEO target STIP reduced from 200% to 100% of base salary.

Named executive	Target award level (% of base salary)	Potential payout range (% of base salary)	Corporate objectives weighting (%)	Personal objectives weighting (%)

George Burns	100	0–200	70	30

Paul Wright (1)	200	0–400	100	–

Fabiana Chubbs	100	0–200	70	30

Paul Skayman	100	0–200	70	30

Dawn Moss	100	0–200	70	30

Jason Cho	75 (Jan 1 to Oct 31) 80 (Nov 1 to Dec 31)	0–150 0–160	50	50

Notes:

(1)	Paul Wright was eligible to participate in the 2017 STIP program for the period he was employed prior to his retirement.

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2017 STIP DECISIONS

2017 CORPORATE OBJECTIVES

At the beginning of 2017, Eldorado established a focus on seven key corporate objectives designed to incentivize and reward the named executives for executing the most critical financial, operational and strategic goals.

2017 CORPORATE OBJECTIVES RESULTS

Objective	Threshold	Target	Challenge	Result	Achievement level	Weighting (%)	Score (%)

1. Corporate safety ◾ Zero fatalities ◾ Lost-time injury frequency (“LTIFR”) ◾ Total reportable injury frequency rate (“TRIFR”)	LTIFR 1.37 TRIFR 7.18	LTIFR 1.23 TRIFR 6.46	LTIFR 1.10 TRIFR 5.74	Did not meet target One fatality LTIFR 1.65 TRIFR 6.61	0.25	15%	3.75%

2. Cash flow from operations (USD$/share)	$0.14	$0.17	0	Did not meet threshold $0.09/share	0.0	15%	0%

3. Capital program	Not met; schedule and budget and not fit for purpose	Capital projects have been implemented on schedule and on budget, and are fit for purpose	Implemented to a significant advantage	Did not meet target Advanced projects that were not delayed by permitting challenges	0.5	15%	7.5%

4. Total gold sold (oz) (1)	331,512	368,347	405,182	Did not meet threshold 264,080 oz	0.0	15%	0%

5. Share price performance	80%	100% of S&P/TSX Global Gold Index of Companies (“Index”) Average Performance	125%	Did not meet threshold Eldorado: –54.77% Index: –8.04%	0.0	20%	0%

6. Costs (USD$/oz) (1) ◾ Cash operating costs ◾ All-in sustaining costs (“AISC”)	Cash $567 AISC $961	Cash $516 AISC $874	Cash $464 AISC $787	Exceeded target Cash $509/oz Did not meet target AISC $922/oz	0.8	10%	8%

7. Reserves and resources per share	Not maintained at 2016 levels	Reserves and resources maintained at 2016 levels 2016 reserves (P&P) = 0.03757/share 2016 resources (M&I) = 0.05381/share	Improved significantly over 2016 levels (+20%)	Did not meet target 2017 reserves (P&P) = 0.03045/share 2017 Resources (M&I) = 0.04888/share	0.0	10%	0%

Corporate Score							19.25%

Notes:

(1)	A number of 2017 targets were lower than the 2016 targets, due in most part to the sale in 2016 of Eldorado’s Chinese assets.

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2017 Corporate Objectives Performance

Corporate safety	Operating safely is a core value for Eldorado.
◾

In 2017, two additional goals were added to the corporate safety objective: zero fatalities and TRIFR. Regrettably, in August 2017, a contractor employee was fatally injured while working at the Skouries project in Greece. The fatality was factored into the corporate safety score for 2017.

Cash flow from operations	Operating profitable mines is critical to Eldorado’s ongoing success. Measuring positive cash flow from our operations on a per share basis enables us to continue delivering value to our Shareholders.
◾ Underperformance at Kişladağ caused a shortfall in this objective, as did the delay in commercial production at Olympias due to permitting delays.

Capital program	Development and expansion of Eldorado’s new and existing projects and operations is essential to the maintenance and growth of the Company’s production capacity.
◾

In 2017, Eldorado’s planned capital program was hampered, in part by ongoing permitting challenges. Within those constraints, progress was reasonably aligned with expectations and the total budget was underspent.

Total gold sold	Measuring the total gold sold each year focuses our teams on ensuring the highest level of optimization and recovery from our operations.
◾ Eldorado did not meet its 2017 target due to the technical challenges at Kişladağ and the delay in commencing commercial production at Olympias (due to permitting delays).

Share price

Measuring Eldorado’s annual share price performance compared to the S&P/TSX global gold index enhances our executives’ focus on value creation and aligns their experience with that of our Shareholders.

◾ In 2017, Eldorado’s share price performance was significantly lower than that of its peers, resulting in a score of zero for this objective.

Cash operating costs and all-in sustaining costs (AISC)	Eldorado is committed to maintaining its position as one of the lowest-cost gold producers, by maintaining cash operating costs at industry-leading low levels.
◾ In 2017, Eldorado added AISC to its corporate scorecard. Eldorado outperformed its target for Cash Costs and did not meet its target for AISC, due to a significant reduction in ounces sold.

Reserves and resources	The identification of new economic reserves and resources is essential to the maintenance and growth of Eldorado’s production outlook.
◾

The 10% overall reduction in reserve ounces was primarily attributable to the planned conversion of Kişladağ from a heap leach asset to a mill processing option, with resulting higher processing costs and higher recoveries. While mineable reserves at Kişladağ declined by 1.7 million oz, by incorporating expected higher mill recoveries, the forecast recoverable ounces dropped by only 400,000 oz. Lower reserves at Olympias are the result of increases in forecast operating costs and mining dilution, both based on actual data seen since start-up.

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2017 Personal Objectives

In addition to the above corporate objectives, the performance of the named executives was assessed against the following personal objectives.

Named executive	Personal objectives and accomplishments	Weighting (%)	Achievement level	Weighting × achievement level (%)

George Burns	Mr. Burns’ 2017 personal objectives and achievements included: taking significant action to drive progress in Greece; developing strategic tools to support strategy development and decision-making; succession planning, which led to key leadership appointments in 2017 and 2018; driving strong safety leadership; progressing development projects; and supporting Company growth, including the Integra Gold (Lamaque) acquisition.	30%	1.33	40%

Fabiana Chubbs	Ms. Chubbs’ 2017 personal objectives and achievements included: providing leadership for long-term financial strategy; supporting the development of net asset value inputs for corporate modelling; and supporting M&A activities, including the Integra Gold (Lamaque) acquisition.	30%	1.00	30%

Paul Skayman	Mr. Skayman’s 2017 personal objectives and achievements included: advancing mining and processing plans in Greece; supporting the development of net asset value inputs for corporate modelling; taking a lead role in improving safety performance and leadership; advancing project feasibility studies; and supporting M&A activities, including the Integra Gold (Lamaque) acquisition.	30%	0.96	28.75%

Dawn Moss	Ms. Moss’ 2017 personal objectives and achievements included: completing the liquidation of Eldorado’s Chinese assets, and supporting corporate projects, including the acquisition and integration of Integra Gold (Lamaque).	30%	1.08	32.50%

Jason Cho	Mr. Cho’s 2017 personal objectives and achievements included: providing leadership and support in progressing critical strategic matters related to the Company’s business plan; leading the development of strategic tools by which to assess net asset value growth alternatives, to support strategy development and drive decision-making; and taking a lead role in completing the acquisition and integration of Integra Gold (Lamaque).	50%	1.57	78.75%

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The table below shows the actual STIP awards for the year ended December 31, 2017. The 2017 STIP awards granted to the named executives totalled CDN$1,418,041 before statutory deductions (compared to CDN$4,229,094 in 2016). Although Mr. Wright, our former President & CEO, was eligible to participate in the STIP program for the time he was actively employed in 2017, the Board exercised its discretion and did not grant a STIP award to Mr. Wright for 2017.

			Corporate performance		Personal performance			STIP payout
Named executive	2017 Base salary (CDN$)	Target STIP (% of salary)	Weight	Score	Weight	Score	Achievement level (%)	(Achievement level x target award)	2017 STIP award (CDN$)

George Burns	916,667	100%	70%	19.25	30%	133	53.48%	53.48%	490,188

Paul Wright	263,602	200%	100%	19.25	–	–	0.00%	–	–

Fabiana Chubbs	520,000	100%	70%	19.25	30%	100	43.48%	43.48%	226,070

Paul Skayman	540,000	100%	70%	19.25	30%	96	42.23%	42.23%	228,015

Dawn Moss	474,000	100%	70%	19.25	30%	108	45.98%	45.98%	217,922

Jason Cho	380,833	75%/80%	50%	19.25	50%	157	88.13%	67.14%	255,846

								Total payout	1,418,041

Notes:

Mr. Cho’s target bonus was 75% from Jan 1 to Oct 31, and 80% from Nov 1 to Dec 31.

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LONG-TERM INCENTIVES (LTI)

LTIs align our executives’ experience with that of our Shareholders, by tying a significant portion of their compensation to the long-term performance of Eldorado’s share price. LTIs encourage our executives to focus on the long-term impact of their decisions and actions, and to provide rewards in the event their efforts result in future value creation. The ultimate value each recipient receives is contingent upon Eldorado’s share price performance.

We regularly evaluate the design of the LTI to confirm that the overall structure and mix continues to meet our core principles and objectives. The LTIs currently consist of:

◾	50% weight on performance share units (PSUs)
◾	25% weight on restricted share units (RSUs)
◾	25% weight on stock options

The value of LTIs will increase or decrease in tandem with the executive team’s achievement of short and long-term objectives that impact share price performance over the vesting period for these incentives.

VESTING TERMS AND CONDITIONS

The vesting terms and conditions of each form of LTI are summarized in the following table.

	PSUs	RSUs	Stock Options

Determining the number of units granted	PSU grant value / 5-day VWAP (1) share price	RSU grant value / 5-day VWAP (1) share price	Stock option grant value / Black Scholes value

Vesting	Vests on the third anniversary of the grant date if performance vesting criteria are met	Vests in three tranches – one-third on each of the first, second and third anniversaries of the grant date	Vests in three tranches – one-third on each of the first, second and third anniversaries of the grant date

Expiry or redemption	Redeemed after three years, provided vested	Redeemed after three years (at the latest), provided vested	Expires after five years

Note:

(1)	The 5-day volume weighted average price (“VWAP”) is with regards to Eldorado common shares on the TSX.

TARGET LTI AWARD AND MIX

In 2017, Eldorado amended its target LTI award value and mix to align with industry best practices and good governance.

Target LTI Award Value

Previously, the target LTI award value was equal to one times base salary plus the actual STIP awarded for the prior year’s performance. This led to larger LTI award values in years where performance exceeded expectation. To remove the leverage inherent in this method, the target LTI award value is now equal only to a percentage of base salary; that target percentage is determined in accordance with position level.

LTI Mix

Eldorado introduced PSUs in 2015 and committed to increasing by 2018 the proportion of PSUs from 25% to 50% of the total LTI award. This change is shown in the graphs below.

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For the 2017 award (granted in April 2018), Eldorado determined that the remaining LTI award should be split equally between stock options and RSUs, in recognition of the importance that both play in retaining executives and in incentivizing Shareholder value creation.

PERFORMANCE SHARE UNITS (PSUs)

The PSU plan aligns the interests of named executives with Eldorado’s long-term performance by providing compensation that is conditional on the achievement of pre-determined performance criteria.

PSUs cliff-vest on the third anniversary of the grant date. The final number of PSUs redeemed may be higher or lower than the number of PSUs initially granted, depending on Eldorado’s three-year relative total Shareholder return (relative TSR) performance over the three-year performance period and the three-year absolute total Shareholder return (absolute TSR) performance.

The number of PSUs that are earned and redeemed is calculated as follows:

Number of PSUs granted	x	3-Year relative TSR multiplier	x	Final number of PSUs

Relative performance required	3-Year relative TSR multiplier (%)
≤75% of S&P/TSX Global Gold Index	0%	3-Year absolute TSR constraint: The 3-Year relative TSR multiplier will be capped at 100% if Eldorado’s 3-Year absolute TSR is negative for the performance period.
Between 75% and 100% of Index	Linear interpolation
Equal to Index	100%
Between 100% and 150% of Index	Linear interpolation
≥150% of Index	200%

Why relative TSR with an absolute TSR constraint?

Relative TSR compares our share price performance to the S&P/TSX Global Gold Index which includes many of the companies in our peer group, providing a clear indication of our performance compared to our peers over the same time period.

The absolute TSR constraint caps the maximum payout at 100% of the initial grant amount if our Absolute TSR is negative over the three year period, even if our TSR performance is better than all of our peers.

In 2017, the Board commenced a review of the performance criteria used in the PSU plan. It intends to continue this review in 2018, with the intention of adding other performance criteria in 2019 if suitable metrics are identified.

RESTRICTED SHARE UNITS (RSUs)

The RSU plan promotes share ownership in the Company and serves as a retention incentive for our named executives and officers. The value of RSUs redeemed is dependent on the share price at the time of redemption, which can be higher or lower than the value reported at the time of grant; in this way, our executives’ experience is linked to that of our Shareholders.

RSU awards typically vest in three tranches over three years.

STOCK OPTIONS

Stock options link our executives’ experience to that of our Shareholders and encourage our executives to execute strategic business goals and objectives designed to improve share price performance. Any value received from stock options is entirely dependent on a positive move in the share price.

Stock options generally vest in three tranches over a three-year period, and expire after five years from the date of grant. The long-term vesting and expiry schedule promotes continued efforts to return Shareholder value, and it also acts as a retention tool.

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2017 LONG-TERM INCENTIVES

The table below shows the number of units and value of LTIs awarded to the named executives for 2017 (granted in early 2018). LTIs form part of the executives’ annual compensation package and are granted in the first quarter following the year end.

The Board reduced the value of the 2017 LTI awards, as shown in the table below. In making this decision, the Board took into account Eldorado’s lower performance in 2017, the number of units granted and value granted in the prior year, current value, and the need to incentivize and retain the leadership team to deliver on Eldorado’s strategic business plan going forward.

While we typically grant LTI awards in the first quarter of the year, these grants were made in April 2018 following the lifting of an extended blackout period, which was in place while a number of developments were occurring as a result of the anticipated receipt of required permits, preparation of technical studies for material projects, and arbitration proceedings in Greece.

LTI awards made in April 2018 were reduced to 60–70% of target, based on recent performance and Shareholder experience.

Position	Target LTI award value (1)	Actual LTI award value (granted April 2018)	Actual grant as a % of target

President & CEO	225% of base salary	140% of base salary	62%

Other named executives	175% of base salary	120% of base salary	69%

Notes:

(1)	The target LTI awards were further reduced in 2018 from 225% to 220% for the President & CEO and from 175% to 150% for the other named executives.

	PSUs		RSUs		Stock options

Named executive	Number granted	Value (1) (CDN$)	Number granted	Value (2) (CDN$)	Number granted	Value (3) (CDN$)

George Burns	595,846	700,000	297,923	350,000	700,000	350,000

Fabiana Chubbs (4)	n/a	n/a	n/a	n/a	n/a	n/a

Paul Skayman	275,792	324,000	137,896	162,000	324,000	162,000

Dawn Moss (4)	n/a	n/a	n/a	n/a	n/a	n/a

Jason Cho	237,487	279,000	118,744	139,500	279,000	139,500

Notes:

(1)	The stock options were granted on April 9, 2018 at an exercise price of CDN$1.24, the closing share price per Eldorado common share on the TSX on April 6, 2018. The value of stock option grants is based on the Black Scholes method.

(2)	The RSUs were granted on April 9, 2018. The number of RSUs granted was determined based on the five-day volume weighted average price per Eldorado common share on the TSX as at the close of trade on April 6, 2018 (CDN$1.1748).

(3)	The PSUs were granted on April 9, 2018. The number of PSUs granted was determined based on the five-day volume weighted average price per Eldorado common share on the TSX as at the close of trade on April 6, 2018 (CDN$1.1748).

(4)	Ms. Moss and Ms. Chubbs departed from the Company on February 28, 2018 and April 30, 2018, respectively, and did not receive an LTI grant in April 2018.

Previous and outstanding LTI grants were taken into account when determining the grants for 2018.

In addition to the above grants, Mr. Burns received replacement compensation in the form of LTIs following his commencement with Eldorado. For further information, please see page 71.

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RETIREMENT BENEFITS

In 2017, Eldorado introduced a Defined Contribution (“DC”) Supplemental Executive Retirement Plan (“SERP”) for the President & CEO and other designated executive officers in Canada, to replace an earlier pension program. Going forward, all new executives who are eligible to receive supplementary retirement benefits will participate in the DC SERP.

In 2017, there were four active members of the Defined Benefit (“DB”) SERP. Mr. Wright retired on April 27, 2017 and Ms. Moss retired on February 28, 2018. Both are now receiving monthly payments from the pension. Mr. Skayman and Ms. Chubbs continued to participate in the DB SERP during 2017.

DEFINED CONTRIBUTION SERP

The DC SERP was designed to provide supplementary retirement benefits to executives who are subject to the limitation imposed by the Income Tax Act (Canada) (“the Tax Act”) on annual RRSP contributions. For the purpose of the Tax Act, the DC SERP is intended to be a retirement plan funded as a retirement compensation arrangement. It is not intended to qualify as a registered pension plan.

DC SERP benefits are accumulated based on 10–15% of annual base salary plus the paid or target short-term incentive award, depending on the executive, less contributions to a Registered Retirement Savings Plan. Contributions under the DC SERP are accumulated with interest, and are payable to the executives upon retirement, resignation, death or termination with or without cause, subject to the executive meeting a required vesting period of up to five years’ service.

The DC SERP program is funded on an annual basis. During the year ended December 31, 2017, a total of CDN$288,229 was accumulated in contributions on behalf of the named executives, Mr. Burns and Mr. Cho.

Accumulated Pension Benefits under the SERP (up to and including 2017):

Named executive	Accumulated value at start of year (CDN$)	Compensatory change (1,2,3) (CDN$)	Accumulated value at end of year (CDN$)

George Burns	–	275,000	275,000

Jason Cho (4)	–	13,229	13,229

Notes:

(1)	Employer contributions with respect to the year ended December 31, 2017 will be made by Eldorado during the year ending December 31, 2018.

(2)	SERP benefits are fully vested following a vesting period of SERP membership, except those of Mr. Burns, whose SERP benefits are fully and immediately vested.

(3)	This amount excludes the annual return value.

(4)	Mr. Cho joined the DC SERP on November 1, 2017.

DEFINED BENEFIT SERP (GRANDFATHERED)

The Defined Benefit (DB) SERP was implemented in 2008 and is now closed to new participants.

The DB SERP consists of the Eldorado Gold Corporation Pension Plan for Designated Employees (the “Designated Plan”), registered under the Income Tax Act (Canada), and the SERP. The DB SERP provides participants with benefits that are in excess of the maximum pension limit (in 2018, the maximum pension limit is CDN$2,944.44 per year of service). The combined annual retirement benefit is equal to 2% of the average of the highest three years’ annual earnings in the 10-year period prior to retirement, multiplied by years of service.

The normal retirement age is 65, but participants may take an unreduced pension at age 60 (for benefits that are vested). The participants can retire as early as 55 with a reduced pension if they have at least 10 years of service in the position of an executive officer. All pension benefits may be payable as a joint and two-thirds survivor pension with a five-year guarantee, if elected by the participant.

Annual contributions are based on the total cash compensation paid to the named executives during the year, which typically includes base salary and short-term incentive awards.

The annual pensionable earnings for Ms. Chubbs and Mr. Skayman were capped at CDN$600,000 in 2012. For subsequent years, the cap for determining participants’ pensionable earnings under the Pension Program is indexed to the Consumer Price Index for Canada.

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2017 RETIREMENT BENEFITS

As at December 31, 2017, there were a total of six DB SERP participants (three active employees and three former, retired employees).

The non-compensatory change in 2017 resulted primarily from changes to the retirement age and discount rate assumptions. The discount rate of a retirement plan is the rate of return on investments that is assumed when measuring the pension benefit obligations. The Pension Program uses a discount rate based on Canadian AA corporate bond yields, in keeping with International Accounting Standards.

The table below shows the following information for each named executive participating in the Pension Program:

◾	Years of credited service as at December 31, 2017

◾	The estimated annual benefit accrued, or earned, for service up to December 31, 2017 and up to the age of 65

◾	A reconciliation of the accrued obligation from December 31, 2016 to December 31, 2017

Defined Benefit Plans Table

Named executive	Number of years credited service (1)	Annual benefits payable (2) (CDN$)		Opening present value of defined benefit obligation (3) (CDN$)	Compensatory change (4) (CDN$)	Non- compensatory change (5) (CDN$)	Closing present value of defined benefit obligation (3) (CDN$)

		At year end	At age 65

Paul Wright	20.8	2,068,365	2,068,365	34,716,183	564,491	2,217,135	37,497,809

Fabiana Chubbs	7.4	94,072	295,013	1,086,107	98,763	199,720	1,384,590

Dawn Moss	19.1	411,177	425,581	6,153,958	310,952	857,863	7,322,773

Paul Skayman	7.5	95,129	262,206	995,070	235,152	173,807	1,404,029

Notes:

(1)	As Paul Wright retired on April 27, 2017, he only accrued four months of credited service in 2017.

(2)	The annual benefits shown are based on current pensionable earnings and expected credited service to the date or age stated, are subject to the limits discussed above where applicable, and are payable from the participants’ assumed retirement date in the normal form, subject to certain vesting provisions.

(3)	The accrued obligation is the value of the projected pension earned for service to the date noted. The values have been determined using the same actuarial assumptions used to determine the pension plan obligations, as disclosed in Note 16 of the Company 2016 consolidated financial statements or Note 16 of the Company 2017 consolidated financial statements, as applicable.

(4)	The amount shown under the Compensatory change column is the sum of two items: (i) value of the projected pension earned for service during 2016; (ii) the impact of any plan amendments and of any differences between actual and assumed compensation. The values have been determined using the same actuarial assumptions used for determining the pension plan obligations, as disclosed in Note 16 of the Company 2017 consolidated financial statements.

(5)	The amount shown under the Non-compensatory change column includes the impact of amounts attributable to interest accruing on the beginning-of-year obligation, changes in the actuarial assumptions and methodologies, and other experience gains and losses.

Additional notes:

All amounts shown above are estimated for disclosure purposes only and are based on assumptions that may change over time. Further, the amounts shown above may not represent the participants’ actual entitlements at retirement.

The methods and assumptions used to determine the estimated amounts will not be identical to the methods and assumptions used by other corporations; as a result, the figures may not be directly comparable across corporations.

PERQUISITES AND BENEFITS

Executives receive benefits that include medical, extended health, dental, disability, critical illness and life insurance coverage.

During 2017, Mr. Wright also received perquisites in the form of parking, a club membership and a retirement gift from the Company. The total value of benefits provided to Mr. Wright is reported in the “Summary Compensation Table” on page 74.

None of the remaining named executives received perquisites which in the aggregate were worth more than CDN$50,000 or 10% of the respective executive officer’s salary. Mr. Burns, Ms. Chubbs, Mr. Skayman, Ms. Moss and Mr. Cho received benefits in the form of parking and an annual health assessment. Mr. Burns also received a club membership.

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PRESIDENT & CEO COMPENSATION

George Burns

PRESIDENT & CEO

Mr. Burns joined Eldorado on February 1, 2017, and on April 28, 2017 assumed the role of President & CEO. Prior to joining us, Mr. Burns was Executive Vice President and Chief Operating Officer at Goldcorp. He also held the Goldcorp positions of Senior Vice President, Mexican Operations and Vice President, Canada and United States. Prior to that, he was Senior Vice President & Chief Operating Officer of Centerra Gold Inc.

Mr. Burns has over 30 years of experience in the mineral sector, including executive, operations, development and engineering leadership roles in gold, copper and coal operations. Mr Burns has served in various capacities for Asarco LLC, including Vice President of Mining as well as numerous capacities for Cyprus Minerals Corporation. He began his career with Anaconda Company in 1978.

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REGULAR ANNUAL COMPENSATION

As demonstrated on page 74, incoming President & CEO Mr. Burns received a lower overall compensation package than the former President & CEO upon joining the Company. In addition to the reduced compensation, the actual regular annual compensation received for 2017 was significantly below target, reflecting the Shareholder experience.

		Current CEO (CDN$)		Former CEO (CDN$)

		Target	Actual	Target

Salary		916,667	916,667	800,000

Short-term incentive	% of salary	100%	53%	200%

	($)	916,667	490,188	1,600,000

Long-term incentive	% of salary	225%	153% (1)	300%

	($)	2,250,000	1,400,000	2,400,000

Total direct compensation		4,083,334	2,806,855	4,800,000

Actual as a % of target			69%

Note:

(1)	LTI grant as a percent of annualized salary.

REPLACEMENT COMPENSATION (INDUCEMENT AWARDS)

Eldorado is entering a rebuilding phase with development at Lamaque and an anticipated 2018 decision to build a mill at the Company’s Kişladağ mine. Subject to permitting success and finding a way forward with the Greek government, Skouries and Olympias Phase 3 offer another phase of material growth for the Company. Eldorado’s Board determined that, given the opportunities presented by our assets, recruiting and hiring a leading international mining executive as President & CEO was essential to realizing the potential of our asset base. Mr. Burns, with his history of progressively responsible positions, culminating as Chief Operating Officer of one of the world’s largest gold producers, was selected after a comprehensive search.

In attracting Mr. Burns to join Eldorado, the Board determined that it was appropriate to provide additional cash and LTIs to replace compensation forfeited by Mr. Burns as a result of his departure from his prior employer. The intention was to align the value of the replacement compensation with the value of the forfeited compensation, based on the information available at the time.

The replacement compensation was awarded to Mr. Burns in two parts:

◾	Following his commencement of employment in February 2017, Mr. Burns received an annual LTI grant consisting of PSUs, RSUs and stock options. The value of the grant represented 225% of his annual base salary. At the time, Eldorado’s mix of LTI consisted of 25% PSUs, 25% RSUs and 50% stock options; however, Mr. Burns’ performance-based portion was increased to 33%. The RSUs and stock options granted also formed one-third each of the total grant.

This grant was intended to align with the timing of the annual LTI grant made in the first quarter of the year at both Eldorado and Mr. Burns’ former employer. If Mr. Burns had stayed with his former employer, he would have received an annual LTI grant around this time in 2017. Eldorado’s other named executives also received an annual LTI grant around this time in 2017, as reported in Eldorado’s 2017 Management Proxy Circular.

◾	Following his appointment to the position of President & CEO in April 2017, Mr. Burns received a combination of cash (CDN$600,000) and LTIs in the form of RSUs and stock options (valued at CDN$1,400,000 combined). Mr. Burns is required to hold 50% of the shares acquired from the redemption of the RSUs for a period of five years from redemption.

This compensation was intended to replace compensation Mr. Burns forfeited as a result of his resignation from his former employer.

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The table below summarizes the grant date value of the equity-based replacement awards.

	PSUs		RSUs		Stock Options

Grant	#	Value (CDN$)	#	Value (CDN$)	Number granted	Value (CDN$)	Total (CDN$)

February 2017 grant	166,519	750,000	163,043	750,000	421,348	750,000	2,250,000
Annual LTI grant

May 2017 grant	0	0	170,940	800,000	324,324	600,000	1,400,000
Replacement compensation
Total	166,519	750,000	333,983	1,550,000	745,672	1,350,000	3,650,000

Notes:

The PSUs were granted on February 1, 2017. The number of PSUs granted was determined based on the five-day volume weighted average price per Eldorado common share on the TSX as at the close of trade on January 31 (CDN$4.504). The PSUs vest on the third anniversary of the grant date, if the performance vesting criteria has been met. See page 66 for information about the PSU performance criteria.

The RSUs were granted on February 1, 2017. The number of RSUs granted was determined based on the closing share price per Eldorado common share on the TSX on January 31, 2017 (CDN$4.60). The RSUs vest in three tranches (i.e. one-third on each of the first, second and third anniversaries of the grant date) and must be redeemed no later than the third anniversary of the grant date, provided they are vested.

The stock options were granted on February 1, 2017 at an exercise price of CDN$4.60, the closing share price per Eldorado common share on the TSX on January 31, 2017. The value of stock option grants is based on the Black Scholes method. The stock options vest in three tranches (i.e. one-third on each of the first, second and third anniversaries of the grant date) and expire after five years.

The RSUs were granted on May 2, 2017. The number of RSUs granted was determined based on the closing share price per Eldorado common share on the TSX on May 1, 2017 (CDN$4.68). The RSUs vest in two tranches (i.e. one-half on each of the first and second anniversaries of the grant date) and must be redeemed no later than the third anniversary of the grant date, provided they are vested.

The stock options were granted on May 2, 2017 at an exercise price of CDN$4.68, the closing share price per Eldorado common share on the TSX on May 1, 2017. The value of stock option grants is based on the Black Scholes method. The stock options vest in three tranches (i.e. one-third on each of the first, second and third anniversaries of the grant date) and expire after five years.

The chart below represents the value of the equity-based replacement compensation on the date of grant compared to the value on December 31, 2017. The significant drop in value demonstrates alignment between Mr. Burns’ experience and that of our Shareholders.

The Board is mindful that replacement compensation for any external appointments should be limited and should not be greater than necessary to attract suitably qualified candidates.

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COMPENSATION TABLES AND DISCLOSURES

Shareholder Return

The graph below shows the change in value of $100 invested in our common shares between December 31, 2012 and December 31, 2017, compared to a similar investment in the S&P/TSX Global Gold Index and the S&P/TSX Composite Index over the same period.

As at December 31	2012	2013	2014	2015	2016	2017

Eldorado Gold Corp.	$100	$48	$56	$33	$34	$15

S&P/TSX Global Gold Index	$100	$53	$50	$45	$67	$68

S&P/TSX Composite Index	$100	$113	$125	$115	$139	$151

Total Shareholder Return					Five-year	Five-year CAGR

Eldorado Gold Corp.	-52.33%	-43.89%	-67.39%	-65.64%	-85.45%	-31.99%

S&P/TSX Global Gold Index	-47.43%	-50.43%	-55.47%	-32.78%	-31.87%	-7.39%

S&P/TSX Composite Index	12.98%	24.90%	14.50%	38.64%	51.22%	8.62%

2017 was a challenging year for Eldorado. As a result, the compensation for our executives has been significantly adjusted, with actual compensation approximately 30% below target in aggregate for the named executives; this shows a strong alignment between pay and performance.

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Summary Compensation Table

The table below shows the total compensation earned by our named executives during the last three financial years ended December 31, 2015, 2016 and 2017. All amounts are in Canadian dollars.

Principal name and position	Year	Salary (1) (CDN$)		Share- based awards (2) (CDN$)		Option- based awards (3) (CDN$)		Non-equity incentive plan compensation STIP (4) (CDN$)	Pension value (5) (CDN$)	Other compensation (CDN$)		Total compensation (11) (CDN$)

George Burns President & CEO	2017	916,667		3,350,000	(6)	1,700,000	(6)	490,188	275,000	600,000	(6)	7,331,855

Paul Wright	2017	347,080	(7)	105,000	(8)	–		–	564,491	353,882	(9)	1,370,453	(10)
Former President & CEO	2016	902,800		806,878		1,613,755		2,324,710	2,150,337	–		7,798,480
	2015	1,463,533		946,755		1,893,509		2,575,819	1,542,142	–		8,421,758

Fabiana Chubbs	2017	520,000		–		–		226,070	98,763	–		844,833
Chief Financial Officer	2016	463,500		498,552		498,552		533,604	251,940	–		2,246,148
	2015	506,417		443,812		443,812		424,124	152,403	–		1,970,568

Paul Skayman	2017	540,000		324,000		162,000		228,015	235,152	–		1,489,167
Chief Operating Officer	2016	481,500		493,237		493,237		504,973	366,931	–		2,339,878
	2015	526,083		507,080		507,080		532,659	188,963	–		2,261,865

Dawn Moss	2017	474,000		–		–		217,922	310,952	–		1,002,874
EVP, Administration	2016	423,000		480,634		480,634		538,268	490,348	–		2,412,884
	2015	462,167		407,921		407,921		392,842	140,554	–		1,811,405

Jason Cho	2017	380,833		279,000		139,500		255,846	27,679	–		1,082,858
EVP, Strategy & Corporate	2016	325,000		326,270		326,270		327,539	16,913	–		1,321,992
Development	2015	325,000		290,164		290,164		255,328	16,620	–		1,177,276

Notes:

(1)	Salary is the total actual base salary paid to the individual during the applicable financial year. All salaries and benefits are paid and reported in Canadian dollars.

(2)	Share-based awards are granted in the first quarter following the year of service (i.e. share-based awards granted in the first (or second) quarter of 2018 are considered 2017 compensation). For compensation and financial reporting purposes, we calculate the dollar value of the RSUs as the five-day volume weighted average price per Eldorado common share on the TSX as at the close of trade on the day prior to the grant date. For compensation purposes, we calculate the dollar value of the PSUs as the five-day volume weighted average price per Eldorado common share on the TSX as at the close of trade on the day prior to the grant date. For financial reporting purposes, we calculate the fair value of the PSUs using a valuator.

(3)	Option-based awards are granted in the first (or second) quarter following the year of service (i.e. option-based awards granted in the first [or second] quarter of 2018 are considered 2017 compensation). For compensation and financial reporting purposes, we calculate the fair value of the option-based awards using the Black Scholes method. We used the following assumptions in 2017 and 2018.

	Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price (CDN$)
2018	–	59.48–62.78	1.80–2.00	1.79–3.79	1.24
2017	0.23	57.56–64.31	0.76–1.08	1.82–3.82	4.40

(4)	STIP: see page 60 for a description of the short-term incentive plan.

(5)	Pension value: see page 68 for information about the retirement benefit.

(6)	Includes replacement compensation awarded in February 2017 (CDN$750,000 in PSUs, CDN$750,000 in RSUs and CDN$750,000 in stock options) and May 2017 (CDN$800,000 in RSUs, CDN$600,000 in stock options and CDN$600,000 in cash). In the table below, we summarize Mr. Burn’s regular annual compensation without these inducements.

Principal name and position	Year	Salary (1) (CDN$)	Share- based awards (2) (CDN$)	Option- based awards (3) (CDN$)	Non-equity incentive plan compensation STIP (4) (CDN$)	Pension value (5) (CDN$)	Other compensation (CDN$)	Total compensation (11) (CDN$)

George Burns President & CEO	2017	916,667	1,050,000	350,000	490,188	275,000	–	3,081,855

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Notes (continued from previous page):

(7)	Includes payment for accrued, untaken vacation leave of CDN$83,478.

(8)	Includes a grant of DUs issued on May 1, 2017 in relation to Mr. Wright’s role as Vice Chair, in accordance with the Director Compensation Policy.

(9)	Includes the following compensation components:

Compensation	Description	Total (CDN$)

Vice Chair cash compensation	Mr. Wright received compensation as Vice Chair from April 28, 2017 to December 31, 2017, in accordance with the Director Compensation Policy, and included a prorated annual retainer, meetings fees and travel fees.	140,250

Consulting fees	Mr. Wright entered into a consulting agreement from April 28, 2017 to December 31, 2017 to provide strategic support and advice to President & CEO, Mr. Burns. Total fees paid were CDN$129,150.	129,150

Benefits	Mr. Wright received the following benefits in 2017: medical, extended health, dental, disability, critical illness and life insurance coverage; parking; a club membership; and a retirement gift from the Company. The total value of benefits was CDN$84,482.	84,482

		353,882

(10)	The compensation disclosed in the “Summary Compensation Table” does not include Mr. Wright’s previously granted compensation securities in which vesting was accelerated upon retirement. Further information regarding the vested equity can be found in the “Incentive Plan Awards – Value Vested or Earned During the Year” table on page 77.

(11)	In the 2016 Management Information Circular, all compensation was reported in USD. We used the annual average annual exchange rate for 2015 reported by the Bank of Canada of USD$1.00 = CDN$1.2787. In 2017, we reverted to reporting in Canadian dollars to improve transparency by removing foreign exchange effects, and for administrative purposes.

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INCENTIVE PLAN AWARDS

Outstanding Share-Based and Option-Based Awards

The table below shows the total number of stock options and RSUs granted to the named executives and their value, if any, as at December 31, 2017.

Name	Grant date	Number of unexercised stock options (#)	Option exercise price (CDN$)	Option expiry date	Value of unexercised in-the-money stock options (1) (CDN$)	Number of unvested RSUs (#)	Value of unvested RSUs (2) (CDN$)	Value of vested RSUs (2) (CDN$)	Number of unvested PSUs (#)	Value of unvested PSUs (3) (CDN$)

George Burns	Feb 1, 2017	421,348	4.60	Feb 1, 2022	–	333,983	607,849	–	167,379	–
	May 2, 2017	324,324	4.68	May 2, 2022	–

Paul Wright (4)	Feb 26, 2013	1,073,578	10.42	Feb 26, 2018	–	–	–	726,107	366,743	–
	Feb 26, 2014	946,250	7.84	Feb 26, 2019	–

	Feb 24, 2015	1,451,917	6.67	Feb 24, 2020	–

	Feb 2, 2016	1,660,973	3.22	Feb 2, 2021	–

	Jan 27, 2017	949,268	4.40	Jan 27, 2022	–

Fabiana Chubbs	Feb 26, 2013	199,587	10.42	Feb 26, 2018	–	102,596	186,725	115,013	167,460	–
	Feb 26, 2014	221,142	7.84	Feb 26, 2019	–

	Feb 24, 2015	283,895	6.67	Feb 24, 2020	–

	Feb 2, 2016	389,308	3.22	Feb 2, 2021	–

	Jan 27, 2017	293,266	4.40	Jan 27, 2022	–

Paul Skayman	Feb 26, 2013	184,518	10.42	Feb 26, 2018	–	108,542	197,546	98,249	178,363	–
	Feb 26, 2014	239,158	7.84	Feb 26, 2019	–

	Feb 24, 2015	293,650	6.67	Feb 24, 2020	–

	Feb 2, 2016	444,806	3.22	Feb 2, 2021	–

	Jan 27, 2017	290,139	4.40	Jan 27, 2022	–

Dawn Moss	Feb 26, 2013	189,284	10.42	Feb 26, 2018	–	96,845	176,258	–	163,733	–
	Feb 26, 2014	212,813	7.84	Feb 26, 2019	–

	Feb 24, 2015	310,502	6.67	Feb 24, 2020	–

	Feb 2, 2016	357,825	3.22	Feb 2, 2021	–

	Jan 27, 2017	282,726	4.40	Jan 27, 2022	–

Jason Cho	Apr 11, 2013	45,405	8.19	Apr 11, 2018	–	67,113	122,146	–	101,561	–
	Feb 26, 2014	59,172	7.84	Feb 26, 2019	–

	Feb 24, 2015	132,275	6.67	Feb 24, 2020	–

	Feb 2, 2016	254,529	3.22	Feb 2, 2021	–

	Jan 27, 2017	191,923	4.40	Jan 27, 2022	–

Notes:

(1)	The value of the options is based on the difference between a market value of CDN$1.82 per share, the closing price per Eldorado common share on the TSX as of December 31, 2017, and the exercise price, even though these options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.

(2)	The value of RSUs is based on a market value of CDN$1.82 per share, the closing price per Eldorado common share on the TSX as of December 31, 2017. The actual value redeemed will be dependent on the value of our common shares on the date the RSUs are redeemed.

(3)	The value of the PSUs is dependent on achievement of pre-determined performance criteria. As of December 31, 2017, the threshold requirement for receiving a payout in relation to the outstanding PSUs had not been met. See page 66 for further information about the PSU performance criteria. There were no vested PSUs in 2017.

(4)	Mr. Wright also received a grant of DUs in relation to his role as Vice Chair during 2017. A total of 22,198 DUs were issued on May 2, 2018. The value of the DUs at December 31, 2017 was CDN$40,400. See the “Summary Compensation Table” on page 74 for further information.

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Incentive Plan Awards - Value Vested or Earned During the Year

The table below shows the value of incentive plan awards that were vested and non-equity incentive plan compensation earned by each named executive in 2017.

Name	Option-based awards – value vested during the year (CDN$) (1)	Share-based awards – value vested during the year (CDN$) (2,3)	Non-equity incentive plan compensation – value earned during the year (CDN$)

George Burns	–	–	–

Paul Wright (4)	2,479,621	1,807,879	–

Fabiana Chubbs	188,165	163,857	–

Paul Skayman	214,989	181,092	–

Dawn Moss	172,949	160,480	–

Jason Cho	123,022	96,497	–

Notes:

(1)	The value of the options is based on the difference of the market price on vesting date less the option price multiplied by the number of options vested, even though these options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.

(2)	The value of RSUs is calculated by the number of shares multiplied by the value of the shares on the vesting date.

(3)	There were no PSUs due to be vested during 2017.

(4)	Prior to his retirement, the Board approved the vesting of all of Mr. Wright’s outstanding stock options and RSUs upon his retirement from Eldorado. The amounts listed above include the value of the stock options and RSUs that vested on his retirement date, April 27, 2017. Mr. Wright has until the expiry of the original grant period to exercise or redeem the vested stock options and RSUs.

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EMPLOYMENT AGREEMENTS, TERMINATION AND CHANGE OF CONTROL

We have employment agreements with our named executives because of their critical role in the Company, and to protect them from disruptions to their employment if there is a transaction affecting the control of Eldorado. These provisions are consistent for each of our named executives and within industry standards for executives in similar positions.

Each employment agreement is for an indefinite period and subjects the named executive to confidentiality provisions that apply indefinitely.

Each employment agreement includes termination provisions outlining the severance payable when the executive’s employment is terminated by the Company without cause or by the executive for good reason following a change of control.

A change of control occurs if:

The maximum severance payable is

2× base salary and bonus paid in the

last 12 months.

Severance is payable only if the

executive’s employment is terminated

by the Company without cause or

by the executive for “good reason”

following a change of control.

(a)	There is an acquisition of 40% or more of the voting rights attached to all outstanding voting shares of the Company by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, or by virtue of a related series of such events, and whether by transfer of existing shares or by issuance of shares from treasury or both; or

(b)	Eldorado amalgamated, consolidated or combined with, or merged the Company into, any other person, whether by way of amalgamation, arrangement or otherwise, unless:

◾	We are the surviving corporation formed from the transaction; and

◾	Immediately after the transaction at least 60% of the voting rights attached to all outstanding voting shares of the Company or the corporation resulting from such amalgamation, consolidation or combination, or into which the Company is merged, as the case may be are owned by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such transaction; or

(c)	The direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the Company based on gross fair market value to any person unless (1) such disposition is to a corporation and (2) immediately after giving effect of such disposition, at least 60% of the voting rights attached to all outstanding voting shares of such corporation are owned by the Company or its affiliates, or by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such disposition; or

(d)	At least 50% of the directors constituting the Board cease to be directors as a result of, in connection with, or pursuant to a contract relating to (i) a change of control as defined in paragraphs (a), (b) or (c), or (ii) an actual or threatened contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies by or on behalf of a person or persons (other than a solicitation that was approved by directors constituting a majority of the Board).

If there is a change of control, each of the named executives can terminate his or her employment for “good reason” by giving 90 days written notice within the 12-month period following a change of control and receive his or her severance package. Good reason has occurred if:

(a)	The Company changes the executive’s duties in a manner that is inconsistent with his or her current position, titles, duties, responsibilities, scope of work, discretion or power (unless, in each case, doing so is clearly consistent with a promotion)

(b)	There is any reduction by the Company of the executive’s total aggregate value of compensation and/or benefits or any change in the basis upon which the executive’s total compensation and benefits are determined if that change is or will be adverse to the executive

(c)	There is any failure by the Company to continue any compensation program, incentive plan or benefit in which the executive is participating or entitled to participate, or the Company takes any action (or fails to take any action) in relation to any such benefit or plan that would adversely affect the executive’s participation in or reduce his or her rights or benefits pursuant to any such benefit or plan, or the Company fails to increase or improve such rights or benefits on a basis consistent with the policies and practices in effect immediately prior to the change of control with respect to the senior executives of the Company, unless any such action or failure to take action in relation to the foregoing benefits or plans is in the ordinary course of business and does not adversely affect the aggregate value of the benefits or plans to the executive or the Company provides a replacement benefit or plan of equivalent value

(d)	There is any change in the criteria used to determine achievement of the STIP or LTIP or any change to the target award levels in place immediately prior to the change of control, where such change would have an adverse effect on the amount of bonus the executive would be eligible to receive

(e)	The Company relocates the executive’s principal office to any place more than 50 km from the location at which he or she performed his or her duties for the Company

(f)	There is a significant change to the number of managers and employees of the Company, the reporting and organizational structure of the Company or the Company’s corporate objectives

(g)	There is any other significant (but not necessarily fundamental) change to the executive’s terms and conditions of employment

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Termination Without Cause and Following a Change of Control

The table below shows the amounts that would be paid to each of our named executives if the Company were to terminate the executives’ employment without cause (including following a change of control), or an executive terminated his or her employment for good reason following a change of control. The value of each severance package is calculated as of December 31, 2017.

Termination by the Company without cause	George Burns (CDN$)	Fabiana Chubbs (CDN$)	Paul Skayman (CDN$)	Dawn Moss (CDN$)	Jason Cho (CDN$)

2× Base salary (paid in previous 12 months)	1,833,333	1,040,000	1,080,000	948,000	761,666

2× STIP award (paid in previous 12 months)	–	1,067,208	1,009,946	1,076,536	655,078

Benefits	8,583	13,832	7,752	18,738	11,327

Total	1,841,916	2,121,040	2,097,698	2,043,274	1,428,071

Termination by the Company, or by the named executive for good reason, following a change of control (in addition to above compensation)

Unvested stock options (1)	–	–	–	–	–

Unvested RSUs (2)	607,849	186,725	197,546	176,258	122,146

Unvested PSUs (3)	–	–	–	–	–

Total	607,849	186,725	197,546	176,258	122,146

Combined total	2,449,765	2,307,765	2,295,244	2,219,532	1,550,217

Notes:

(1)	The value of the options is based on the difference between a market value of CDN$1.82 per share (i.e. the closing price per Eldorado common share on the TSX as of December 31, 2017) and the exercise price.

(2)	The value of the RSUs is based on a market value of CDN$1.82 per share (i.e. the closing price per Eldorado common share on the TSX as of December 31, 2017).

(3)	The value of the PSUs is contingent on the achievement of predetermined performance criteria during the performance period beginning on the grant date and ending on the date of termination following a change of control. As at December 31, 2017, the PSUs had no value.

The named executives are responsible for all applicable personal income taxes related to any severance payment they receive. Eldorado does not gross-up payments.

Mr. Wright did not receive a severance package upon his retirement from Eldorado on April 27, 2017. Prior to his retirement, the Board approved the vesting of all of Mr. Wright’s outstanding stock options and RSUs upon his retirement from Eldorado. Mr. Wright has until the expiry of the original grant period to exercise or redeem the vested stock options and RSUs.

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The table below outlines the treatment of each compensation component following termination of employment of the named executive.

Compensation component	Resignation	Retirement, death or disability	Termination with cause	Termination without cause	Termination following a change of control

Base salary	Earned portion only			2× base salary paid in previous 12 months
STIP	A prorated portion may be paid, at the discretion of the Board.		No STIP is paid for the current year.	2× STIP award paid in previous 12 months
Stock options (for executive officers appointed by the Board)	Unvested portion is forfeited. Vested and unexercised options on the date of termination remain exercisable for 365 days or until the expiry date of the options, if earlier.		All options terminate immediately.	Unvested portion is forfeited. Vested and unexercised options on the date of termination remain exercisable for 365 days or until the expiry date of the options, if earlier.	Unvested portion is deemed vested. Vested and unexercised options on the date of termination remain exercisable for 365 days or until the expiry date of the options, if earlier.
RSUs	Vested RSUs not redeemed are entitled to be redeemed on the termination date. All unvested RSUs are cancelled, unless the Board in its sole discretion determines otherwise.		All RSUs are forfeited, unless the Board in its sole discretion determines otherwise.	Vested RSUs are entitled to be redeemed on the termination date. All unvested RSUs are cancelled, except as otherwise determined by the Board.	Unvested RSUs are deemed to have vested. Vested RSUs are entitled to be redeemed on the termination date.
PSUs	All outstanding PSUs are forfeited, unless the Board in its sole discretion determines otherwise.

On retirement, participants entitled to be paid after the expiry of the performance period a prorated portion of PSUs based on the amount of time the participant was employed during the performance period.

According to the individual PSU agreements, the number of PSUs awarded will be subject to actual performance during the performance period.

On death or disability, participants are treated the same as for termination following change of control.

All outstanding PSUs are forfeited, unless the Board in its sole discretion determines otherwise.

The performance period will be deemed to have ended as at the date of termination.

According to the individual PSU agreements, the number of PSUs awarded will be subject to actual performance during the performance period, and may be higher or lower than the number of PSUs initially granted.

Benefits	Benefits are cancelled on the date of termination.			Extended health benefits are continued for 12 months, or payment of the equivalent value is paid in lieu. All other benefits are cancelled on the date of termination.

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DIRECTOR COMPENSATION
Director Compensation Philosophy Our director compensation program is designed to:		Director compensation has been frozen since 2015, and reduced beginning January 2018.
◾	Attract, retain and motivate high-calibre individuals to act in the best interests of the Company and its Shareholders by providing competitive compensation
◾	Reflect the complexities, risks, skill sets and value associated with independent directors of the Board
◾	Be fair and equitable, reflecting the time and effort required by each director
◾	Align the interests of our Board and Shareholders by committing directors to equity ownership requirements

Directors who are executives of Eldorado do not receive additional compensation for acting as a director.

EVALUATION OF THE PROGRAM

The Compensation Committee reviews director compensation annually, considers feedback from Shareholders and makes recommendations to the Board based on Eldorado’s Director Compensation Policy, industry trends and peer group practices. In acknowledgment of a constantly changing regulatory environment, increased industry complexity and expectation of engagement with Shareholders, consideration is given to confirming that directors are compensated fairly for the time, effort and knowledge required to contribute effectively, manage emerging risks and successfully oversee Eldorado’s strategic direction.

Independent compensation consultants are engaged to assist the Compensation Committee in assessing the competitiveness of the Director Compensation Policy and to provide the Compensation Committee with independent advice on policy design and emerging trends in director compensation. See page 57 for details on the compensation consultants, including fees paid.

Downward Adjustments

In November 2015, in recognition of previously sustained low metal prices, reduced profitability and lower Shareholder returns, the directors reduced their annual retainer fee by 10%.

No adjustments were made in 2016 and 2017.

Beginning in 2018, a number of changes were made to further align director compensation with current market positioning, including:

✓ Retainer fees were reduced

✓ Meeting fees were reduced

✓ Committee Chair fees were reduced

✓ Travel allowances were eliminated

✓ Stock options were eliminated

✓ Share ownership requirements were increased from 2x the annual cash retainer to 3x the annual cash retainer

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TOTAL BOARD COST – 2017 VS. 2018

The downward adjustments in director compensation, combined with the change in Board composition, resulted in a reduction of estimated Board costs of approximately 28%, as shown in the table below.

	2017			2018

	Director	Vice Chair	Chair	Director	Chair

Cash retainer (CDN$)	94,500	180,000	180,000	90,000	175,000

Meeting fees (CDN$)	1,500	1,500	1,500	1,250	1,250

Equity retainer (CDN$)	105,000	105,000	105,000	100,000	100,000

Total (1) (CDN$)	222,000	307,500	307,500	208,750	293,750

Number of each	7	1	1	6	1

(CDN$)	1,554,000	307,500	307,500	1,252,500	293,750

Committee Chair retainers (CDN$)	Audit: $40,000;			Audit: $35,000;
	Compensation: $25,000;			Compensation: $20,000;
	Sustainability: $15,000;			Sustainability: $10,000;
	CGNC: $15,000			CGNC: $10,000

(CDN$)	95,000			75,000

Total Board cost (CDN$)	2,264,000			1,621,250

Notes:

(1)	Assumes seven Board meetings and eight committee meetings; the actual number of meetings may be higher or lower. All amounts have been annualized, irrespective of months served. The total Board cost does not include compensation earned by the President & CEO who is also a director.

COMPENSATION COMPONENTS

Director compensation includes:

◾	Annual retainer and additional retainers for the Chair of each Board committee

◾	Board and committee meeting attendance fees

◾	Equity-based compensation

◾	Travel and other expenses necessary to cover the cost of travelling to attend Board and committee meetings, stakeholder meetings and site visits, where applicable

The table below details the 2017 retainer and fee structure for Eldorado’s independent directors. The overall retainer and fee structure is consistent with peer group practices according to benchmarking conducted by independent compensation consultant WTW.

We pay cash retainers and fees quarterly.

FEES AND RETAINERS

Director compensation	2017 (CDN$)	2018 (CDN$)	% Reduction

Annual retainers

Member of the Board of Directors	94,500	90,000	-4.8%

Chair of the Board	180,000	175,000	-2.8%

Annual committee Chair retainers

Audit Committee Chair	40,000	35,000	-12.5%

Compensation Committee Chair	25,000	20,000	-20.0%

CGNC Chair	15,000	10,000	-33.3%

Sustainability Committee Chair	15,000	10,000	-33.3%

Equity retainer	105,000	100,000	-4.8%

Board and committee meeting fee (per meeting)	1,500	1,250	-16.7%

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EQUITY-BASED COMPENSATION

In 2017 and prior years, equity-based compensation was awarded to Eldorado’s directors on an annual basis in the form of DUs and stock options. DUs represent notional Eldorado common shares based on the value of our common shares. Beginning in 2018, stock options will no longer be granted to directors. Eldorado has submitted a proposal for Shareholders to approve an amendment to the stock option plan that would remove director eligibility. See page 17 for more information.

Pursuant to the Director Compensation Policy, in 2017, directors were eligible to elect to receive DUs or stock options, or a mix of DUs and stock options in the aggregate value of CDN$105,000. The value of stock options was not to exceed CDN$100,000. See page 82 for details on equity-based compensation granted to the directors in 2017.

In addition, directors may elect to receive DUs in lieu of cash for retainer and meeting attendance fees.

TRAVEL AND OTHER FEES

In 2017, each director received a travel allowance of CDN$750 per day and reimbursement for out-of-pocket travel and hotel costs for travel from outside of British Columbia to Board and committee meetings. They were also reimbursed for incidental expenses incurred while serving on the Board.

Beginning in 2018, the CDN$750 per day travel allowance has been eliminated. Directors continue to receive reimbursement for out of pocket expenses related to fulfilling their duties.

EQUITY OWNERSHIP REQUIREMENTS

Eldorado believes the interests of its directors and Shareholders are better aligned when directors hold significant investments in Eldorado.

In support of this belief, directors have been required to hold at least two times their annual cash retainer in Eldorado equity within three years of being elected or appointed to the Board. Beginning in 2018, the equity ownership requirement was increased to three times their annual cash retainer within five years. We include common shares and DUs in the equity ownership calculation. DUs are included as DUs may not be redeemed until the director is no longer a member of Eldorado’s Board, thus aligning the directors’ experience with that of the Company’s Shareholders. We measure the value of director equity holdings at the higher of the value at issue date or fair market value at January 31 of the current year.

Adherence to the equity ownership requirements is reviewed annually at the end of the year by the Corporate Secretary and reported to the CGNC. The most recent review indicates that all directors who have been members of the Board for three or more years have met their share ownership requirements.

Beginning in 2018, Eldorado’s independent directors are required to hold three times their annual cash retainer in Eldorado equity.
For information about the directors’ share ownership, see the “Director Equity Ownership” table on page 86.

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2017 DIRECTOR COMPENSATION

The table below shows the breakdown of total compensation earned by each director in 2017.

Neither Mr. Burns nor Mr. Wright received compensation as directors while employed as President & CEO. When Mr. Wright was appointed Vice Chair of the Board, he received compensation in accordance with the Director Compensation Policy. See the “Summary Compensation Table” on page 74 for information on Mr. Burns’ and Mr. Wright’s 2017 compensation, including Mr. Wright’s compensation as Vice Chair.

Name	Fees earned (CDN$)	Share-based awards (1,2) (CDN$)	Option-based awards (3) (CDN$)	Total (CDN$)

George Albino	9,000	164,000	70,000	243,000

Ross Cory (4)	42,000	105,000	–	147,000

Pamela Gibson (5)	150,519	110,481	–	261,000

Robert Gilmore	228,000	114,000	–	342,000

Geoffrey Handley (5)	129,375	76,125	52,500	258,000

Michael Price	136,500	52,500	52,500	241,500

Steven Reid (5)	79,500	175,500	–	255,000

Jonathan Rubenstein (5)	167,500	52,500	52,500	272,500

John Webster (5)	173,500	26,250	78,750	278,500

Total (6)	1,115,894	876,356	306,250	2,298,500

Notes:

(1)	Share-based awards is the amount that directors received in DUs in 2017. The number of DUs is calculated by dividing the total value of the award by the closing price of Eldorado common shares on the TSX on the date immediately prior to the grant. DUs are settled in cash, have no value at the date of grant and, from and after February 20, 2014, earn dividend equivalents.

(2)	Directors may elect to receive all or a portion of their earned retainer and meeting fees as DUs, in lieu of cash. The above table includes DUs taken in lieu of cash, and thus in some cases the total share-based awards exceeds the CDN$105,000 annual equity grant value.

(3)	Option-based awards is the amount that directors received in stock options in 2017. The number of stock options is calculated by dividing the total value of the grant by the value of an option calculated by the Black Scholes method.

(4)	Mr. Cory retired from the Board of Directors effective April 27, 2017.

(5)	The following directors served as committee Chairs in 2017:
◾	Mr. Webster, Chair of the Audit Committee
◾	Mr. Rubenstein, Chair of the Compensation Committee
◾	Ms. Gibson, Chair of the CGNC
◾	Mr. Handley, Chair of the Sustainability Committee (until July 24, 2017) and Chair of the Reserves and Resources review panel
◾	Mr. Reid, Chair of the Sustainability Committee (as of July 25, 2017)

(6)	Mr. Wright was a director during 2017; his director compensation, and other compensation, is disclosed on page 75.

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OUTSTANDING OPTION-BASED AWARDS AND SHARE-BASED AWARDS

The following table shows the unexercised options and unredeemed DUs the independent directors held as of December 31, 2017.

		Option-based awards				Share-based awards

	Grant date	Number of unexercised stock options (#)	Option exercise price (CDN$)	Option expiry date	Value of unexercised in-the-money stock options (1) (CDN$)	Number of unredeemed DUs (4) (#)	Value of unredeemed DUs (2,4) (CDN$)	Value of DUs redeemed (3) (CDN$)

George Albino	Nov 1, 2016	100,000	4.23	Nov 1, 2021	–	28,986	52,755	–

	Jan 27, 2017	41,176	4.40	Jan 27, 2022	–

Ross Cory (3)	Feb 26, 2014	51,020	7.84	Feb 26 2019	–	108,729	197,887	–

	Feb 26, 2015	52,910	6.67	Feb 24, 2020	–

Pamela Gibson	Nov 4, 2014	100,000	6.15	Nov 4, 2019	–	41,573	75,663	–

	Feb 26, 2015	52,910	6.67	Feb 24, 2020	–

	Feb 2, 2016	87,719	3.22	Feb 2, 2021	–

Robert Gilmore	Feb 2, 2016	46,052	3.22	Feb 2, 2021	–	109,847	199,922	–

Geoffrey Handley	Feb 2, 2016	87,719	3.22	Feb 2, 2021	–	101,389	184,528	–

	Jan 27, 2017	30,882	4.40	Jan 27, 2022	–

Michael Price	Feb 26, 2014	51,020	7.84	Feb 26 2019	–	50,752	92,369	–

	Feb 26, 2015	52,910	6.67	Feb 24, 2020	–

	Feb 2, 2016	46,052	3.22	Feb 2, 2021	–

	Jan 27, 2017	30,882	4.40	Jan 27, 2022	–

Steven Reid	May 8, 2013	100,000	7.19	May 8, 2018	–	123,233	224,284	–

	Feb 26, 2015	27,777	6.67	Feb 24, 2020	–

Jonathan	Feb 26, 2014	25,000	7.84	Feb 26, 2019	–	65,123	118,524	–

Rubenstein	Feb 26, 2015	52,910	6.67	Feb 24, 2020	–

	Feb 2, 2016	46,052	3.22	Feb 2, 2021	–

	Jan 27, 2017	30,882	4.40	Jan 27, 2022	–

John Webster	Jan 1, 2015	100,000	7.08	Jan 1, 2020	–	53,735	97,798	–

	Feb 2, 2016	35,087	3.22	Feb 2, 2021	–

	Jan 27, 2017	46,323	4.40	Jan 27, 2022	–

Notes:

Mr. Wright was a director during 2017; his director compensation, and other compensation, is disclosed on page 75.

(1)	The value of the stock options is based on the difference between a market value of CDN$1.82 per share (i.e. the closing price per Eldorado common share on the TSX as of December 31, 2017) and the exercise price, even though these options have not been and may never be exercised. Any actual gains will depend on the value of our common shares on the date they are exercised.

(2)	The value of the DUs is based on a market value of CDN$1.82 per share (i.e. the closing price per Eldorado common share on the TSX as of December 31, 2017). Any actual value will depend on the value of our common shares on the date the DUs are redeemed. The right to request redemption of DUs does not occur until the director is no longer a member of the Board.

(3)	Mr. Cory retired from the Board of Directors effective April 27, 2017. He has one year from his retirement date to exercise vested options, in accordance with the Eldorado Gold Corporation incentive stock option plan for officers and directors, amended and restated as of May 1, 2014.

(4)	In addition to the aforementioned DUs, in the second half of 2017, certain directors elected to receive DUs in lieu of all or a portion of their cash compensation. These DUs were granted on April 9, 2018 following the lifting of an extended blackout period, which was in place while a number of developments were occurring as a result of the anticipated receipt of required permits, preparation of technical studies for material projects, and arbitration proceedings in Greece.

The number of DUs granted was determined based on the five-day volume weighted average price per Eldorado common share on the TSX as at the close of trade of April 6, 2018 (i.e. CDN$1.1748). The number and value of the DUs are listed below:

Name	Number of unredeemed DUs (#)	Value of unredeemed DUs (CDN$)

George Albino	60,647	71,250

Robert Gilmore	5,106	6,000

Geoff Handley	20,109	23,625

Steven Reid	34,154	40,125

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EQUITY-BASED AWARDS – VALUE VESTED OR EARNED DURING YEAR

The next table shows the value of incentive plan awards that were vested, redeemed or earned by each independent director in 2017.

Name	Option-based awards – value vested during the year (1) (CDN$)	Share-based awards – value redeemed during the year (2) (CDN$)	Non-equity incentive plan compensation – value earned during the year (CDN$)

George Albino	–	–	–

Ross Cory (3)	–	–	–

Pamela Gibson	42,397	–	–

Robert Gilmore	22,258	–	–

Geoffrey Handley	42,397	–	–

Michael Price	22,258	–	–

Steven Reid	–	–	–

Jonathan Rubenstein	22,258	–	–

John Webster	16,958	–	–

Notes:

Mr. Wright was a director during 2017; his director compensation, and other compensation, is disclosed on page 75.

(1)	The value of the options is based on the difference in the market price on the vesting date less the option exercise price multiplied by the number of options vested, even though these options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.

(2)	The right to request the redemption of DUs does not occur until the director is no longer a member of the Board. The value of the DUs is based on the number of DUs awarded multiplied by the closing share price on the redemption date.

(3)	Mr. Cory retired from the Board of Directors on April 27, 2017.

DIRECTOR EQUITY OWNERSHIP

The following table sets out the number and value of all securities held by the independent directors as at December 31, 2017.

Name	Equity ownership requirement (annual cash retainer × 2) (CDN$)	Number of share-based awards (DUs) (#)	Number of common shares (#)	Total number (#)	Multiple of annual retainer (2)	Meets requirement

George Albino (1)	189,000	28,986	–	28,986	2.02	✔

Pamela Gibson	189,000	41,573	–	41,573	2.02	✔

Robert Gilmore	360,000	109,847	9,500	119,347	5.10	✔

Geoffrey Handley	189,000	101,389	10,000	111,389	9.66	✔

Michael Price	189,000	50,752	–	50,752	3.65	✔

Steven Reid	189,000	123,233	–	123,233	6.98	✔

John Webster	189,000	53,735	2,000	55,753	2.89	✔

Notes:

(1)	George Albino joined the Board less than three years ago. He is not required to meet his shareholding requirement until November 2019.

(2)	Based on the higher of the value at issue date or fair market value at January 31, 2018 (i.e. CDN$1.59).

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OTHER INFORMATION

EQUITY COMPENSATION PLAN INFORMATION

The table below shows the breakdown in the total options that have been granted and are outstanding under the incentive stock option plans, and PSUs that have been granted and are outstanding as of December 31, 2017.

Name	Number of granted and outstanding (#)	Number of common shares under option and PSUs (#)	% of total issued and outstanding common shares
Options under the Employee Plan	16,393,895	16,393,895	2.07%
Options under the Officers and Directors Plan	13,328,678	13,328,678	1.67%
PSUs under the PSU Plan	1,906,544	1,906,544	0.24%
Total	31,629,117	31,629,117	3.98%

∎	Employee Plan: from and after May 1, 2014, limited to no more than 30,875,315 shares of Eldorado common shares

∎	Officers and Directors Plan: from and after May 1, 2014, limited to no more than 17,048,803 shares of Eldorado common shares

∎	PSU plan: limited to no more than 3,130,000 shares of Eldorado common shares. PSUs are subject to the satisfaction of performance vesting targets within a performance period, which may result in a higher or lower number of PSUs than the number granted as of the grant date. Redemption settlement may be paid out in shares (generally on a one-for-one basis), cash or a combination thereof. The number of common shares listed above in respect of the PSUs assumes that 100% of the PSUs granted (without change) will vest and be paid out in common shares (on a one-for-one basis). The maximum number of common shares that may be issued in respect of the PSUs granted, assuming that the maximum performance targets for the PSUs listed above have been met and payout is in common shares (on a one-for-one basis), is 1,246,820; this number represents 0.18% of the issued and outstanding common shares.

As of December 31, 2017, 29,722,573 options (16,393,895 for the Employee Plan and 13,328,678 for the Officers and Directors Plan) to purchase the same number of common shares (representing 3.74% of the issued and outstanding common shares) have been granted and are outstanding to eligible persons under the option plans.

As of December 31, 2017, 14,155,248 options for the Employee Plan and 3,720,125 for the Officers and Directors Plan remain available for grant and 1,223,456 remain available for grant under the PSU plan, assuming 100% of the PSUs granted as listed in the above table will vest and be paid out in common shares (on a one-for-one basis). That number may be higher or lower, depending on the performance targets actually achieved and the choice of the method of settling redemption payments.

As of December 31, 2017, no common shares have been issued in respect of PSUs.

Annual Burn Rate

Eldorado’s annual burn rate for the last three fiscal years under the Employee Plan, the Officers and Directors Plan and the PSU Plan is calculated as follows:

	2017	2016	2015
Share Options granted under Employee Plan and the Officers and Directors Plan	5,804,535	9,101,164	8,274,440
Underlying common shares granted to satisfy performance share units under PSU plan (1)	755,784	796,652	624,547
Weighted average shares outstanding	753,565,000	716,587,000	716,586,000
Burn rate – Employee Plan and Officers and Directors Plan	0.77%	1.27%	1.15%
Burn rate – PSU Plan	0.10%	0.11%	0.10%

Note:

(1)	PSUs are subject to performance criteria and can redeemed at 0-200% of the number of PSUs original granted. The PSU performance multiplier has not been factored into the above burn rate calculation.

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Stock Options

We have two incentive stock option plans (“the plans“):

∎	A plan for the employees, consultants and advisors of Eldorado and our related entities, as well as the directors and officers of our related entities (“the Employee Plan“)

∎	A plan for the directors and officers of Eldorado (“the Officers and Directors Plan“)

We	established the Employee Plan in 1994.

We introduced the Officers and Directors Plan in 2003, to tie a portion of the future compensation of our directors, officers and employees to the long-term performance of our shares. The named executives that are also executive officers of Eldorado participate in the Officers and Directors Plan.

The Board has determined that it is in Eldorado’s best interests to combine the Employee Plan with the Officers and Directors Plan, to form a new plan (i.e. the Amended and Restated Officer, Employee and Consultant Plan). The new plan provides that non-employee directors will no longer be eligible to receive option awards, and it makes certain other changes to the plans to reflect industry standards and changes to laws. See page 17 for further information.

GRANTING AND VESTING

The Board approves option grants under the Officers and Directors Plan. The Compensation Committee approves option grants under the Employee Plan. Each option entitles the holder to buy one Eldorado common share, subject to certain adjustments. The Board generally grants options in five-year terms – the maximum option period provided for under the plans – but can set shorter terms if it wishes. The Board also has the discretion to determine vesting restrictions, and in connection therewith determine the terms under which the vesting of options may be accelerated.

Options granted to our named executives generally vest in three tranches over three years. Options vest upon termination of employment, engagement or directorship by:

∎	Eldorado or a related entity of Eldorado, for any reason other than for cause (as defined in the Officers and Directors Plan) or, in the case of a consultant, breach of contract, at any time in the 12 months following a change of control of Eldorado

∎	The optionee, should there be a material adverse change in location, salary, duties or responsibilities in the 12 months following the change of control and the optionee has provided written notice to the Company within 30 days of such material adverse change

EXERCISING OPTIONS

The Board determines an option’s exercise price on the grant date. The exercise price must be at least equal to the market value of our common shares at that time (i.e. the closing price of our common shares on the TSX on the trading day immediately before the grant date). If there is no closing price, the market value is the share price used in the last trade on the grant date.

Options cannot be exercised if the exercise period has expired. If options expire during a trading blackout period, they can be exercised within 10 business days after the blackout period is lifted.

We do not provide any financial assistance to participants when they exercise their options.

ASSIGNING OR TRANSFERRING OPTIONS

Options cannot be assigned or transferred to another person other than by will or by law if the option holder dies.

SPECIAL SITUATIONS

If the option holder is no longer eligible to participate in the plan, he or she has 365 days to exercise any vested options under the Officers and Directors Plan, and 30 days under the Employee Plan, except in the following situations:

∎	On death, his or her estate has 365 days to exercise the vested options

∎	On termination for cause, all options terminate immediately

The Board may in its sole discretion increase the periods permitted to exercise all or any of the options following a termination of employment, engagement or directorship, provided that no options shall be exercisable beyond the original expiry date of the option.

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RESTRICTIONS

Shares Reserved for Issue

From and as of May 1, 2014, subject to adjustment, the maximum number of Eldorado common shares that may be issued under the plans shall not exceed 30,875,315 common shares for the Employee Plan and 17,048,803 common shares for the Officers and Directors Plan.

The plans limit the number of Eldorado common shares that can be reserved for issue under the plans for a single individual:

∎	Employee Plan: limited to no more than one-half of 1% (i.e. 0.5%) of common shares outstanding on the grant date

∎	Officers and Directors Plan: limited to no more than one percent (1%) of common shares outstanding on the grant date (on a non-diluted basis)

∎	Officers and Directors Plan: for non-executive directors, limited to no more than three-quarters of 1% (i.e. 0.75%) of common shares outstanding on the grant date

∎	Non-executive directors are prohibited from participating in the Employee Plan

∎	Common shares that were reserved for options that expire, are cancelled or otherwise terminated for any reason other than exercise can be used for other options issued under the plans

Restrictions for Insiders

No more than 9% of common shares issued and outstanding on the grant date (on a non-diluted basis) can be reserved for issue to insiders through the plans or any other security-based compensation arrangement.

In any one-year period, no more than 9% of common shares issued and outstanding (on a non-diluted basis) can be issued to insiders through the plans or any other security-based compensation arrangement.

Grants to Non-Executive Directors under the Officers and Directors Plan

Under our Director Compensation Policy, the Board can grant up to 100,000 options vested over two years to a non-executive director when he or she is first elected or appointed to our Board, and has the discretion to grant stock options to non-executive directors up to a value as of the date of the grant of CDN$100,000 per year at the discretion of the Board. (See “Director Compensation” on page 81.) Beginning in 2018, stock options will no longer be granted to directors.

CORPORATE CHANGES

If we amalgamate, consolidate or merge with or into another body corporate:

∎	Option holders are entitled to receive other securities, property or cash (in lieu of common shares)

If it is imminent that our common shares will be exchanged or replaced with those of another company because of a proposed merger, amalgamation or other corporate arrangement or reorganization:

∎	The Board can use its discretion to accelerate the period for exercising options under the plan and for fulfilling any conditions or restrictions when they are exercised, among other things

If a third party makes an offer to buy all of our common shares:

∎	The Board can use its discretion to accelerate the period for exercising options under the plan and for fulfilling any conditions or restrictions when they are exercised

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MAKING CHANGES TO THE PLANS

Except as described below, Shareholders must approve all changes to the plans, including changes that involve:

∎	Changing the number of common shares that can be reserved for issue under the plans, including:

∎	Increasing the fixed maximum or fixed maximum percentage

∎	Changing from a fixed maximum number to a fixed maximum percentage

∎	Changing from a fixed maximum number to a fixed maximum percentage, or vice versa

We do not need Shareholder approval to make changes like:

∎	Changing the termination provisions of the options or plan, as long as it does not extend beyond the original expiry date

∎	Adding a cashless exercise feature that can be paid in cash or securities, whether or not it reduces the number of underlying common shares from our reserve

∎	Making housekeeping changes, like correcting errors or clarifying ambiguities

∎	Updating the plans to reflect changes in the governing laws, including any TSX compliance requirements

Under the NYSE rules, Shareholders generally must approve the following material changes, among others:

∎	A material increase in the number of shares to be issued under the plan (other than as a result of a reorganization, stock split, merger, spin-off or similar transaction)

∎	A material increase in benefits to participants, including:

∎	A re-pricing (or decrease in exercise price)

∎	Reducing the offering price of shares or options to buy shares

∎	Extending the duration of the plan

∎	Expansion of the class of participants eligible to participate in the plan

∎	Expansion of the kinds of options or awards under the plan

If it has a material and adverse effect on an option holder, and if the option holder consents to the change, the Board can adjust or terminate any outstanding option, including substituting it for another award, changing the exercise date or making other changes. The Board can also extend the exercise period or lower the exercise price on any outstanding option, if it receives Shareholder approval.

If the exercise price of any outstanding option granted to an insider is reduced, or the exercise period is extended, we must receive approval from disinterested Shareholders, according to the terms of the plans and of the TSX, and other regulatory requirements.

OTHER TERMS AND CONDITIONS

The plans contain requirements for the granting of qualified incentive stock options under the United States tax code.

The Board can suspend or terminate the plans at any time, and impose other terms and conditions on any options granted under the plans.

The Board can change or terminate the plans and any outstanding options if a securities regulator, stock exchange or market requires it as a condition of approving a distribution of common shares to the public, or to obtain or maintain a listing or quotation of our common shares.

The plans were amended and restated as of May 1, 2014 by Shareholder resolution to increase the number of shares available under the plans, to provide for the issuance of qualified incentive stock options to US participants and to incorporate certain housekeeping changes, among other things, and on October 25, 2012 to incorporate certain housekeeping changes to the definition of “change of control.” Please see our 2008, 2009, 2011 and 2014 Management Proxy Circulars (dated March 27, 2008, April 3, 2009, March 23, 2011 and March 20, 2014, respectively) on SEDAR (www.sedar.com) for a summary of the amendments made to the plans and approved by Shareholders.

You can request a copy of the plans by contacting our Corporate Secretary.

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Performance Share Units (PSUs)

The Shareholders approved a PSU plan effective May 1, 2014.

GRANTING

Under the PSU plan, the Board can grant PSUs to employees or officers of Eldorado or a related entity of Eldorado. A PSU is a bookkeeping entry, denominated in Eldorado common shares (generally on a one-for-one basis), that is credited to the PSU account of a participant under the PSU plan. See “Performance Share Units (PSUs)” on page 66 for a discussion of the current performance criteria that may result in there being a higher or lower number of PSUs than the number granted by the Board as of the grant date.

In addition, under the PSU plan, whenever cash dividends are paid on common shares, additional PSUs will be credited to the participant’s PSU account. The number of such additional PSUs will be determined by dividing the cash dividends that would have been paid to such a participant (i.e. had the PSUs held in the participant’s PSU account been common shares as of the record date) by the market value on the trading day after the record date.

RESTRICTIONS

The maximum number of common shares of Eldorado that may be issued under the PSU plan is 3,130,000, subject to adjustment.

Under the PSU plan, common shares reserved from the treasury in respect of which PSUs have been cancelled or otherwise expired for any reason (other than PSU redemption) will be available for subsequent grants of PSUs under the PSU plan.

RESTRICTIONS FOR INSIDERS

No more than 9% of common shares of Eldorado issued and outstanding on the grant date (on a non-diluted basis) can be issuable to insiders through the PSU plan or and any other security-based compensation arrangements.

In any one-year period, no more than 9% of common shares of Eldorado issued and outstanding (on a non-diluted basis) can be issued to insiders through the PSU plan or any other security-based compensation arrangements.

VESTING

Under the PSU plan, unless otherwise specified by the Board, granted PSUs are subject to a vesting schedule based on the achievement of performance targets that must be met within a performance period. The performance period must not exceed the period commencing January 1 coincident with or immediately preceding the grant and ending on November 30 of the third year following the calendar year in which such PSUs were granted. After the expiration of the performance period, the holder may be entitled to receive common shares or the amount payable in cash or combination on redemption of vested PSUs. See “Performance Share Units (PSUs)” on page 66 for a discussion of the current performance vesting targets.

REDEMPTION

Under the PSU plan, all vested PSUs will be redeemed on the redemption date, which is defined as the first day following the expiry of the performance period applicable to the PSU and, except as described below, assuming the participant’s employment has not been terminated.

PSUs may not be redeemed until the redemption date applicable to such PSUs and the applicable terms of vesting have been met as determined by the Board in its sole discretion and, except as described below, assuming the holder’s employment has not been terminated prior to the expiry of the performance period.

Under the PSU plan, vested PSUs are redeemable, at the election of the Board in its discretion, for common shares (generally on a one-for-one basis), a cash payment equal to the market value of a common share (generally on a one-for-one basis) as of the redemption date or a combination of cash and common shares. The market value of our common shares is the closing price of our common shares on the TSX on the trading day immediately before the redemption date. If there is no closing price, the market value is the share price used in the last trade.

Additional specific requirements apply to US participants, as set out in the plan.

PSUs cannot be redeemed during a trading blackout period; they can be redeemed within two business days after the blackout period is lifted.

ASSIGNING OR TRANSFERRING PSUs

PSUs cannot be assigned or transferred to another person other than by will or by law if the PSU holder dies.

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TERMINATION

Under the PSU plan, if employment is terminated for any reason prior to the expiry of the performance period, except as set out below and unless the Board determines otherwise, all outstanding PSUs whether vested or not shall be forfeited and cancelled.

If:

∎	We terminate employment for any reason other than cause within 12 months of a change of control (as defined in the PSU plan), or

∎	We make a material adverse change to the executive’s salary, duties or responsibilities and location of employment within 12 months of a change of control and the participant gives notice of termination within 30 days of the material adverse change, or

∎	Employment is terminated as a result of disability or the participant’s death,

then the participant will continue to be entitled to payment on the date of termination of any PSUs that are vested on the termination date. Any PSUs that are capable of vesting subsequent to the termination date and prior to the expiry of the performance period shall be deemed to have vested on the termination date; the participant will be entitled to payment of such PSUs, and the redemption date shall be the date of termination. Generally, under current performance targets, the performance period will end on the date of termination and the number of PSUs earned and redeemed will be determined as of the end of such performance period and redeemed on the date of termination. As noted above, PSUs are subject to the satisfaction of performance vesting targets within the shorter performance period, which may result in a higher or lower number of PSUs that vest than the number granted as of the grant date.

If the participants’ employment with the Company or its related entity is terminated prior to the expiry of the performance period as a result of retirement, the participant will continue to be entitled to payment on the redemption date of that portion of PSUs that are vested on the redemption date based on the amount of time that the participant was employed during the performance period.

See “Performance Share Units (PSUs)” on page 66 for a discussion of the current performance vesting targets

CORPORATE CHANGES

Under the PSU plan, if we amalgamate, consolidate, or merge with or into another body corporate:

∎	Any common shares receivable on redemption under the PSU plan are converted to other securities, property or cash that a participant would have received upon such amalgamation, consolidation or merger, had the PSUs been redeemed for common shares immediately prior thereto

∎	For the purposes of determining the cash payment on redemption, the cash payment will be equal to the fair market value on the redemption date of the securities, property and/or cash that the holders would have received for a common share upon such amalgamation, consolidation or merger, had the PSUs been redeemed immediately prior thereto

If it is imminent that our common shares will be exchanged or replaced with those of another company because of a proposed merger, amalgamation or other corporate arrangement or reorganization:

∎	The Board can use its discretion to determine the manner in which all outstanding PSUs shall be treated, including requiring the acceleration of time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption

If a third party makes an offer to buy all of our common shares:

∎	The Board can use its discretion to accelerate the time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption

MAKING CHANGES TO THE PSU PLAN

Under the PSU plan, except as described below, Shareholders must approve all changes to the PSU plan, including changes that involve:

∎	Changing the number of common shares that can be reserved for issue under the plan, including:

∎	Increasing the fixed maximum or fixed maximum percentage

∎	Changing from a fixed maximum number to a fixed maximum percentage

∎	Changing from a fixed maximum percentage to a fixed maximum number

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Under the PSU plan, we will not need Shareholder approval to make certain changes, such as:

∎	Changing the termination provisions of the PSUs or the PSU plan, as long as it does not extend beyond the original expiry date

∎	Making housekeeping changes, like correcting errors or clarifying ambiguities

∎	Updating the plans to reflect changes in the governing laws, including any TSX compliance requirements

Furthermore, the Board can (without Shareholder approval) adjust or terminate any outstanding PSU, including substituting it for another award or changing the date of redemption provided that, if such change has a material adverse effect on a holder of PSUs, such holder consents to the change. However, the original term of the performance period may not be extended.

Under the PSU plan, the plan may be suspended or terminated at any time by the Board. The termination of the plan may not affect any PSUs granted under the plan prior to the termination.

Restricted Share Units (RSUs)

The Board adopted an RSU plan effective March 16, 2011.

The RSU plan was:

∎	Amended and restated as of October 25, 2012 to incorporate a housekeeping change to the definition of “change of control”

∎	Amended and restated as of February 21, 2013 to increase the maximum number of shares deliverable under the RSU plan from 1,500,000 to 5,000,000

∎	Amended and restated as of February 20, 2014 to incorporate a number of changes, including changes to permit the inclusion of performance vesting targets in addition to time vesting, adding provisions relating to US participants, addressing tax-related matters and providing drafting consistency among other various equity plans, as well as making other drafting changes

∎	Amended and restated as of March 22, 2018 to incorporate minor housekeeping amendments and to increase the maximum number of shares deliverable under the RSU plan from 5,000,000 to 10,000,000

Named executives and officers receiving RSUs as a component of their compensation are encouraged to retain the shares received on redemption of the RSUs, as a means of building their shareholding in the Company.

GRANTING

Under the RSU plan, the Board can grant RSUs to employees or officers of Eldorado or of a related entity of Eldorado. An RSU is a bookkeeping entry, denominated in our common shares (on a one-for-one basis), that is credited to the RSU account of a participant under the RSU plan.

RESTRICTIONS

Since inception, the maximum number of our common shares that may be delivered under the RSU plan has been 5,000,000 common shares, subject to adjustment. The common shares delivered pursuant to the RSU plan may be acquired subsequently or in anticipation of a redemption in the open market to satisfy the redemption requirements under the RSU plan. Valiant Trust has been appointed as the trustee for the purposes of arranging for the acquisition of the common shares and to hold the common shares in trust for the purposes of the RSU plan, and to manage other administration matters. See “Normal Course Issuer Bid (NCIB),” on page 95.

VESTING

Unless otherwise specified by the Board, granted RSUs are subject to a vesting schedule based on time or on the achievement of performance targets. Grants of RSUs are also subject to a restricted period – that period after the expiration of which the holder may be entitled to receive common shares or the amount payable on redemption of vested RSUs. The restricted period must not exceed the period commencing January 1 coincident with or immediately preceding the grant and ending on November 30 of the third year following the calendar year in which such RSUs were granted. Once vested, a holder of vested RSUs is entitled to receive any distributions that are paid to the trustee appointed under the RSU plan on account of the common shares held by the trustee in respect of those vested RSUs and that have not been previously distributed, less any withholding taxes applicable and any taxes paid on such distributions by the trustee.

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REDEMPTION

Unless previously redeemed, all vested RSUs are redeemed on the redemption date, which is defined as the earlier of the last day of the restricted period and the date of termination of employment.

Under the RSU plan, vested RSUs are redeemable, at the election of the Board in its discretion, for common shares (on a one-for-one basis), a cash payment equal to the market value of a common share (on a one-for-one basis) as of the redemption date or a combination of cash and common shares. The market value of our common shares is the closing price of our common shares on the TSX on the trading day immediately before the redemption date. If there is no closing price, the market value is the share price used in the last trade. Unless previously distributed to the holder, upon redemption of any vested RSU, the holder is entitled to receive any distributions that are paid to the trustee appointed under the RSU plan on account of the common shares held by the trustee in respect of those vested RSUs, less any withholding taxes applicable and any taxes paid on such distributions by the trustee.

Provided RSUs are vested, non-US participants may elect early redemption. Participants can redeem their vested RSUs by filing a redemption notice with our Corporate Secretary, while specifying the redemption date; this date must not be less than 10 days from the date of the notice, but may not be later than the earlier of the last day of the restricted period and the date of termination of employment.

Certain additional restrictions (including in respect of the redemption and payout of RSUs) and requirements apply to US designated participants.

RSUs cannot be redeemed during a trading blackout period; they can be redeemed within two business days after the blackout period is lifted.

ASSIGNING OR TRANSFERRING RSUs

RSUs cannot be assigned or transferred to another person other than by will or by law if the RSU holder dies.

TERMINATION

If employment is terminated for any reason other than cause, participants (or in the case of death, the participant’s estate) are entitled to redeem their RSUs if they have vested and have not yet been redeemed.

Any outstanding RSUs that have not yet vested on the termination date will be deemed to have vested if we:

∎	Terminate employment for any reason other than cause within twelve months of a change of control; or

∎	Make a material adverse change to the executive’s salary, duties or responsibilities, and location of employment within 12 months of a change of control and the participant gives notice of termination within 30 days of the material adverse change

Any RSUs that have not vested are relinquished and cancelled when the executive’s employment is terminated, unless the Board determines otherwise.

The Board can accelerate the vesting period or waive the vesting or other terms.

If an executive’s employment is terminated for cause, he or she forfeits all RSUs (whether vested or not) and all rights to payments, unless the Board determines otherwise.

CORPORATE CHANGES

If we amalgamate, consolidate or merge with or into another body corporate:

∎	Any common shares receivable on redemption under the RSU plan are converted to other securities, property or cash that a participant would have received upon such amalgamation, consolidation or merger, had the RSUs been redeemed for common shares immediately prior thereto

∎	Any cash payment receivable on a redemption of an RSU shall be equal to the fair market value of the securities, property or cash that the holder of the RSU would have received had the holder redeemed the RSU immediately prior to such amalgamation, consolidation or merger, as of the date of the redemption

If it is imminent that our common shares will be exchanged or replaced with those of another company because of a proposed merger, amalgamation or other corporate arrangement or reorganization:

∎	The Board can use its discretion to determine the manner in which all outstanding RSUs shall be treated, including requiring the acceleration of time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption

If a third party makes an offer to buy all of our common shares:

∎	The Board can use its discretion to accelerate the time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption

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MAKING CHANGES TO THE RSU PLAN OR RSUs

The Board can amend, suspend or terminate the RSU plan at any time. Termination will not affect any outstanding RSUs.

The Board can amend, modify or terminate any outstanding RSUs, provided however the holder’s consent is required – unless the Board determines that doing so would not materially adversely affect the holder, or it is specifically permitted under the RSU plan.

Normal Course Issuer Bid (NCIB)

In recent years, common shares to satisfy redemptions of RSUs have been acquired on the market by way of an NCIB. These purchases have been made by GMP Securities LP in its capacity as trustee. The common shares acquired under the NCIB are held by the trustee until the same are required to be transferred to participants under the terms of the RSU plan to satisfy our obligations in respect of redemptions of vested RSUs held by participants.

Under the RSU plan, neither common shares nor any distributions are permitted to be transferred to the Company or a related entity.

Acquisitions of common shares under the NCIB over the last five years are set out in the table below.

Period	Number of common shares purchased	Average price (CDN$)	Total cost (CDN$)
Apr 10, 2012 to Apr 9, 2013	702,675	10.36	7,281,536
Apr 22, 2013 to Apr 21, 2014	899,651	8.101	7,287,822
Apr 25, 2014 to Mar 17, 2015	515,553	5.94	3,064,823
May 27, 2015 to Apr 5, 2016	–	–	–
June 13, 2016 to June 12, 2017	–	–	–

Eldorado intends to apply to the TSX to reinstate an NCIB in 2018.

Deferred Unit Plan (DU Plan)

The Board adopted a DU plan as of July 15, 2010 as amended and restated as of February 20, 2014 to incorporate a number of changes, including adding provisions relating to US participants, addressing tax related matters and providing drafting consistency with other various equity plans.

DUs represent notional Eldorado common shares based on the value of our common shares. From and after February 20, 2014, the DUs will earn dividend equivalents whenever cash dividends are paid on common shares.

Under the deferred unit plan, the Board can grant DUs to eligible independent directors, designated by the Board, on the following terms:

∎	The market value of a DU is the closing price of an Eldorado common share on the TSX on the day prior to the relevant date

∎	DUs are denominated in common shares when they are credited to a participant’s account.

DUs are settled in cash only. All or a portion of the director’s cash compensation may be taken in DUs, such election to be made by the final day of the quarter in which the retainer is earned, or in the case of a director who is a resident or citizen in the United States not later than December 31 of the previous year. DUs are administered under the terms and conditions of our deferred unit plan (see below for details.)

Participants may redeem the DUs after the termination date – the earliest date that both of the following conditions are satisfied:

∎	The date that the participant is no longer a member of our Board for whatever reason, including resignation, disability, death, retirement, or loss of office as a director; and

∎	The date that the participant is neither an employee, nor a member of our Board or any corporation related to Eldorado for the purposes of the Income Tax Act (Canada).

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Directors can redeem their DUs for cash after the termination date. The director must file a redemption notice with our President & CEO, CFO or Corporate Secretary, while specifying the redemption date; this date must be by a date not later than December 15 of the first calendar year following the calendar year of the termination date.

DUs are redeemed for an amount equal to the market value of vested DUs on the redemption date, subject to adjustments for certain corporate actions. DUs are paid out within 15 trading days of the redemption date, and prior to December 31 of the first calendar year following the calendar year of the termination date.

Certain additional restrictions (including in respect of the redemption and payout of DUs) and requirements apply to US designated participants.

Under the DU plan, independent directors are non-employee directors. Specifically, directors who are employees of Eldorado, or an affiliate of Eldorado, are not eligible to participate in the plan.

Securities Authorized for Issue Under Equity Compensation Plans

	Number of securities to be issued upon exercise of outstanding options, warrants, rights and PSUs (1) as at December 31, 2017 (a)	Weighted-average exercise price of outstanding options, warrants and rights as at December 31, 2017 (CDN$) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) as at December 31, 2017 (c)
Equity compensation Plans approved by securityholders	31,629,117	6.04	19,098,829
Equity compensation plans not approved by securityholders	–	–	–
Total	31,629,117	6.04	19,098,829

Notes:

(1)	The PSU plan is limited to no more than 3,130,000 shares of Eldorado common shares. PSUs are subject to the satisfaction of performance vesting targets within a performance period, which may result in a higher or lower number of PSUs than the number granted as of the grant date. Redemption settlement may be paid out in shares (generally on a one-for-one basis), cash or a combination thereof. The number of common shares listed above in respect of the PSUs assumes that 100% of the PSUs granted (without change) will vest and be paid out in common shares (on a one-for-one basis). The maximum number of common shares that may be issued in respect of the PSUs granted, assuming that the maximum performance targets for the PSUs listed above have been met and payout is in common shares (on a one-for-one basis), is 1,246,820; this number represents 0.18% of the issued and outstanding common shares.

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DIRECTORS’ APPROVAL

The Board of Directors has approved the contents of this Management Information Circular and the sending of this information to the Eldorado Shareholders.

BY ORDER OF THE BOARD OF DIRECTORS

George Albino

Chair of the Board

May 7, 2018

Vancouver, British Columbia

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Innovation, Science and Economic Development Canada Corporations Canada Innovation, Sciences et Développement économique Canada Corporations Canada Canada Business Corporations Act (CBCA) FORM 4 ARTICLES OF AMENDMENT (Sections 27 or 177) 1 - Current corporate name ELDORADO GOLD CORPORATION 2 - Corporation number 3 3 1 5 8 2 - 7 3 - The articles are amended as follows (note that more than one section can be filled out) A: The corporation changes its name to: B: The corporation changes the province or territory in Canada where the registered office is situated to: To complete the change, a Form 3 - Change of Registered Office Address must accompany the Articles of Amendment. C: The corporation changes the minimum and/or maximum number of directors to: (for a fixed number of directors, indicate the same number in both boxes). Minimum number Maximum number D: Other changes: (for example, to the classes of shares, to the restrictions on share transfers, to restrictions on the businesses of the corporation or to any other provisions that are permitted by the CBCA to be set out in the Articles) Please specify. The articles of the Corporation are amended by changing the number of the issued and outstanding common shares of the Corporation on the basis of one (1) common share for every five (5) common shares currently issued and outstanding. 4 - Declaration I hereby certify that I am a director or an authorized officer of the corporation. Signature: Print name: Telephone number: Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CBCA). ISED-ISDE 3069E (2016/11) Page 1 of 2 Canada

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ELDORADO GOLD CORPORATION

INCENTIVE STOCK OPTION PLAN

Effective as of June 21, 2018

1.	Purposes of the Plan

1.1	The purposes of this Plan are to (a) assist the Company in attracting, retaining and motivating senior officers, employees and consultants of the Company and of its related entities; and (b) closely align the personal interests of such officers, employees and consultants with those of the shareholders by providing them with the opportunity, through options, to acquire common shares in the capital of the Company.

2.	Definitions

2.1	For the purposes of the Plan, the following terms have the respective meanings set forth below:

(a)	“Black-Out Period” means that period during which a trading black-out period is imposed by the Company to restrict trades in the Company’s securities by an Eligible Person;

(b)	“Board” means the board of directors of the Company;

(c)	“Business Combination” has the meaning ascribed to the term in Subsection 10.7 hereof;

(d)	“Cause” means any act, which at common law in the applicable jurisdiction, would be considered cause for dismissal without the obligation to provide notice or pay in lieu of notice;

(e)	“Change of Control” means:

(i)	an acquisition of 40% or more of the voting rights attached to all outstanding voting shares of the Company by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, or by virtue of a related series of such events, and whether by transfer of existing shares or by issuance of shares from treasury or both; or

(ii)	the amalgamation, consolidation or combination of the Company with, or merger of the Company into, any other person, whether by way of amalgamation, arrangement or otherwise, unless (1) the Company is the surviving person or the person formed by such amalgamation, consolidation or combination, or into which the Company has merged, is a corporation and (2) immediately after giving effect to such transaction at least 60% of the voting rights attached to all outstanding voting shares of the Company or the corporation resulting from such amalgamation, consolidation or combination, or into which the Company is merged, as the case may be are owned by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such transaction; or

(iii)	the direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the Company based on gross fair market value to any person unless (1) such disposition is to a corporation and (2) immediately after giving effect to such disposition, at least 60% of the voting rights attached to all outstanding voting shares of such corporation are owned by the Company or its related entities or by persons who held the voting rights attached to all outstanding voting shares of the Company immediately before giving effect to such disposition; or

(iv)	at least 50% of the directors constituting the Board cease to be directors as a result of, in connection with, or pursuant to a contract relating to (a) a Change of Control as defined in paragraphs (i), (ii) or (iii), or (b) an actual or threatened contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies by or on behalf of a person or persons (other than a solicitation that was approved by directors constituting a majority of the Board);

(f)	“Company” means Eldorado Gold Corporation;

(g)	“Compensation Committee” means the compensation committee of the Board and if there is none, means the full Board;

(h)	“Consultant” has the same meaning ascribed to that term under Section 2.22 of NI 45-106 and shall only include those persons who may participate in an “Employee Benefit Plan” as set forth in Rule 405 of the U.S. Securities Act;

(i)	“Eligible Person” means, from time to time, a full-time or part-time employee of the Company or of a related entity of the Company, including any officer of the Company, a Consultant of the Company or of a related entity of the Company;

(j)	“Exchange” means, if the Shares are listed on the TSX, the TSX and, if the Shares are not listed on the TSX, any other principal exchange upon which the Shares are listed;

(k)	“Executive Officer” means an executive officer of the Company appointed as such by a resolution of the Board;

(l)	“Grant Date” has the meaning ascribed to that term in Subsection 5.1 hereof;

(m)	“Insider” means a reporting insider as defined under National Instrument 55-104 – Insider Reporting Requirements and Exemptions;

(n)	“Market Value” of a Share means, on any given day, the closing trading price per share of the Shares on the Exchange on the trading day immediately preceding the relevant date;

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(o)	“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions;

(p)	“Option” means an option, granted pursuant to Section 5 hereof, to purchase a Share;

(q)	“Option Agreement” has the meaning ascribed to that term in Section 7 hereof;

(r)	“Option Period” has the meaning ascribed to that term in Subsection 6.3 hereof;

(s)	“Option Price” means the price per Share at which Shares may be purchased under the Option, as determined pursuant to Paragraph 5.1(b) hereof and as may be adjusted in accordance with Section 10 hereof;

(t)	“Optionee” means an Eligible Person to whom an Option has been granted;

(u)	“Plan” means the Incentive Stock Option Plan of the Company as set forth herein as the same may be amended and/or restated from time to time;

(v)	“related entity” has the meaning ascribed to that term in Section 2.22 of NI 45-106;

(w)	“Securities Regulators” has the meaning ascribed to that term in Section 11 hereof;

(x)	“security based compensation arrangement” means

(i)	stock option plans of the Company for the benefit of employees, insiders, service providers or any one of such groups;

(ii)	individual stock options granted to employees, service providers or insiders if not granted pursuant to a plan previously approved by the Company’s shareholders;

(iii)	stock purchase plans where the Company provides financial assistance or where the Company matches the whole or a portion of the securities being purchased;

(iv)	stock appreciation rights involving issuances of securities from treasury of the Company;

(v)	any other compensation or incentive mechanism involving the issuance or potential issuances of securities from treasury of the Company; and

(vi)	security purchases from treasury by an employee, insider or service provider which is financially assisted by the Company by any means whatsoever,

and for greater certainty, arrangements which do not involve the issuance from treasury or potential issuance from treasury of the Company are not security based compensation arrangements;

(y)	“Share” means, subject to Section 10 hereof, a Common share without nominal or par value in the capital of the Company;

(z)	“Shareholder” means a registered holder of Shares of the Company;

(aa)	“Take-Over Bid” has the meaning ascribed to the term in Subsection 10.6 hereof;

(bb)	“Trading Day” means any day on which the Exchange is open for trading of Shares provided that if the Shares are no longer listed on any stock exchange, means any day which is a business day in British Columbia;

(cc)	“TSX” means the Toronto Stock Exchange; and

(dd)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

2.2	Unless otherwise indicated, all dollar amounts referred to in this Plan are in Canadian funds.

2.3	As used in this Plan,

(a)	unless the context otherwise requires, words importing the masculine gender shall include the feminine and neuter genders, words importing the singular shall include the plural and vice versa;

(b)	unless the context otherwise requires, the expressions “herein”, “hereto”, “hereof”,”hereunder” or other similar terms refer to the Plan as a whole, together with the appendices and schedules, and references to a Section, Subsection, paragraph, Appendix or Schedule by number or letter or both refer to the Section, Subsection, paragraph, Appendix or Schedule, respectively, bearing that designation in the Plan; and

(c)	the term “include” (or words of similar import) is not limiting whether or not non-limiting language (such as “without limitation” or words of similar import) is used with reference thereto.

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3.	Administration of the Plan

3.1	The Plan shall be administered by the Compensation Committee.

3.2	The Compensation Committee shall, periodically, after consulting with the Executive Officers, make grants to such Employees and Consultants who are not Executive Officers as it determines and report to the Board as to such grants of Options.

3.3	The Chief Executive Officer of the Company shall periodically make recommendations to the Compensation Committee as to the grant of Options to Executive Officers. The Compensation Committee shall, periodically, after considering the Chief Executive Officer’s recommendations, make recommendations to the Board as to the grant of options to Executive Officers. For greater certainty, the Compensation Committee shall not have the power to make grants of options to Executive Officers unless explicitly delegated the power to do so by the full Board.

3.4	In addition to the powers granted to the Board under the Plan and subject to the terms of the Plan, the Board shall have full and complete authority to grant Options, to interpret the Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable. Any such interpretation, rule, determination or other act of the Board shall be conclusively binding upon all persons.

3.5	The Board may delegate any or all of its authority, rights, powers and discretion with respect to the Plan to the Compensation Committee. Upon any such delegation the Compensation Committee as well as the Board, shall be entitled to exercise any or all such authority, rights, power and discretion with respect to the Plan and when used in the context of this Plan “Board” shall be deemed to include the Compensation Committee.

3.6	The Board may authorize one or more officers of the Company to execute and deliver and to receive documents on behalf of the Company.

4.	Shares Subject to the Plan

4.1	Effective June 21, 2018, the maximum number of Shares which may be issued under the Plan from and after June 21, 2018 shall not exceed 47,924,118 Shares, subject to adjustment as provided in Section 10.

4.2	In no event shall Options be granted entitling any one Optionee to purchase in excess of one half of one percent (0.5%) of the issued and outstanding Shares on a non-diluted basis on the Grant Date of the Options.

4.3	No Options may be granted to non-employee directors of the Company or a related entity of the Company under this Plan.

4.4	Notwithstanding anything in this Plan to the contrary:

(a)	the maximum number of Shares issuable pursuant to Options granted under the Plan to Insiders, together with the number of Shares issuable to Insiders pursuant to Options granted under any other security based compensation arrangements, shall not exceed 9% of the Shares issued and outstanding on a non-diluted basis at the Grant Date of the Options; and

(b)	within any one-year period, the maximum number of Shares issued pursuant to Options granted under the Plan to Insiders, together with the number of Shares issued to Insiders pursuant to Options granted under any other security based compensation arrangements, shall not exceed 9% of the Shares issued and outstanding on a non-diluted basis.

Any entitlement to acquire Shares granted pursuant to the Plan or otherwise prior to the grantee becoming an Insider shall be excluded for the purpose of the limits set out above.

4.5	Options may be granted in respect of authorized and unissued Shares. Shares in respect of which Options have expired, cancelled or otherwise terminated for any reason (other than exercise of the Options) shall be available for subsequent Options under the Plan.

4.6	No fractional Shares may be purchased or issued under the Plan.

5.	Grants of Options

5.1	Subject to the provisions of the Plan, the Board shall, in its sole discretion and from time to time, determine those Eligible Persons to whom Options shall be granted and the date on which such Options are to be granted (the “Grant Date”). The Board shall also determine, in its sole discretion, in connection with each grant of Options:

(a)	the number of Options to be granted;

(b)	the Option Price applicable to each Option, provided that the Option Price shall not be less than the Market Value per Share on the Grant Date; and

(c)	the other terms and conditions (which need not be identical and which, without limitation, may include non-competition provisions) of all Options covered by any grant.

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6.	Eligibility, Vesting and Terms of Options

6.1	Options may be granted to Eligible Persons only.

6.2	Subject to the adjustments provided for in Section 10 hereof, each Option shall entitle the Optionee to purchase one Share.

6.3	The option period (the “Option Period”) of each Option commences on the Grant Date and expires no later than at 4:30 p.m. Vancouver time on the fifth anniversary of the Grant Date. If an Option expires during a Black-Out Period, then, notwithstanding any other provision of the Plan, the Option shall expire 10 business days after the Black-Out Period is lifted by the Company.

6.4	Without restricting the authority of the Board in respect of the terms of Options to be granted hereunder, the Board may at its discretion, in respect of any such Option, provide that the right to exercise such Option will vest in instalments over the life of the Option or on the achievement of performance vesting targets determined by the Board at its discretion, with the Option being fully-exercisable only when such required time period or periods have elapsed or the performance targets have been met as determined by the Board in its sole discretion, as the case may be, and in connection therewith determine the terms under which vesting of the Options may be accelerated.

6.5	Any Optionee whose employment or engagement is terminated:

(a)	by the Company or a related entity of the Company, as applicable, for any reason other than for Cause or in the case of a Consultant, breach of contract, at any time in the 12 months following a Change of Control of the Company, or

(b)	by the Optionee, if the Company or a related entity of the Company, as applicable, makes a material adverse change in the location, salary, duties or responsibilities assigned to the Optionee, at any time in the 12 months following a Change of Control of the Company and the Optionee has provided notice in writing to the Company within 30 days of such material adverse change to terminate employment or engagement, then any outstanding Options that have not yet vested on the date of termination shall be deemed to have vested on such date.

6.6	Subject to Section 8, an Option which is not subject to vesting, may be exercised (in each case rounded down to the nearest full Share) at any time during the Option Period. Subject to Section 8, an Option which is subject to vesting, may once vested in accordance with the vesting terms, be exercised (in each case rounded down to the nearest full Share) at any time during the Option Period.

6.7	An Option is personal to the Optionee and is non-assignable and non-transferable otherwise than by will or by the laws governing the devolution of property in the event of death of the Optionee.

7.	Option Agreement

7.1	Upon the grant of an Option, the Company and the Optionee shall enter into an option agreement, in a form set out in Appendix A or in such form as approved by the Board (the “Option Agreement”), subject to the terms and conditions of the Plan, which agreement shall set out the Optionee’s agreement that the Options are subject to the terms and conditions set forth in the Plan as it may be amended or replaced from time to time, the Grant Date, the name of the Optionee, the Optionee’s position with or relationship to the Company or a related entity of the Company, as applicable, the number of Options, the Option Price, the expiry date of the Option Period and any vesting or other terms and conditions as the Board may deem appropriate.

8.	Termination of Employment, Engagement or Directorship

8.1	With respect to Optionees that are Executive Officers:

(a)	in the event such Optionee’s employment or engagement terminates for any reason other than death or for Cause, the Optionee may exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of termination no later than 365 days after such termination or such later date within the Option Period first established by the Board for such Option as the Board may fix; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto; and

(b)	in the event such Optionee’s employment or engagement is terminated for Cause, each Option held by the Optionee that has not been effectively exercised prior to such termination shall lapse and become null and void immediately upon such termination.

8.2	With respect to Optionees that are not Executive Officers:

(a)	in the event such Optionee’s employment or engagement terminates for any reason other than death or for Cause, the Optionee may exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of termination no later than 30 days after such termination or such later date within the Option Period first established by the Board for such Option as the Board may fix; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto; and

(b)	in the event such Optionee’s employment or engagement is terminated for Cause, each Option held by the Optionee that has not been effectively exercised prior to such termination shall lapse and become null and void immediately upon such termination.

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8.3	In the event of the death of an Optionee, either while in the employment or engagement of the Company, the Optionee’s estate may, within 365 days from the date of the Optionee’s death, exercise any Option granted hereunder to the extent such Option was exercisable and had vested on the date of the Optionee’s death; provided, however, that no Option shall be exercisable following the expiration of the Option Period applicable thereto. The Optionee’s estate shall include only the executors or administrators of such estate and persons who have acquired the right to exercise such Option directly from the Optionee by bequest or inheritance.

8.4	The Board may also in its sole discretion increase the periods permitted to exercise all or any of the Options covered by any Grant following a termination of employment or engagement as provided in Subsections 8.1, 8.2 or 8.3 above, if allowable under applicable law; provided, however, that in no event shall any Option be exercisable following the expiration of the Option Period applicable thereto.

8.5	The Plan shall not confer upon any Optionee any right with respect to a continuation of employment or engagement of, the Company or a related entity of the Company nor shall it interfere in any way with the right of the Company or a related entity of the Company to terminate any Optionee’s employment or engagement at any time.

8.6	Unless otherwise agreed to in writing by the Board in accordance with this Section, any reference to “termination”, “date of termination” or similar references in the Plan:

(a)	in the case of an employee, is deemed to be the last day of active employment with the Company or its related entity, as applicable, regardless of any salary continuance or notice period provided or required under applicable law or the reason for termination of employment (whether with or without Cause or with or without notice); and

(b)	in the case of a Consultant, is deemed to be to the date that the relevant agreement pursuant to which the Consultant is engaged by the Company or any related entity of the Company, as applicable it terminated;

it being understood that any such reference means termination from the last position that the Eligible Person had with the Company or any related entity of the Company, as applicable (whether Options were granted under this Plan or any previous equity incentive plan).

8.7	For greater certainty (and subject to Subsections 6.5 and 8.6), an Option that has not become vested on the date that the relevant termination event referred to in this Section 8 occurred, shall not be or become exercisable and shall be cancelled.

8.8	If the date pursuant to which any Option would cease to be exercisable pursuant to Subsections 8.1, 8.2 or 8.3, in respect of the termination, other than for Cause, of any Eligible Person, occurs during a Black-Out Period, then, notwithstanding any other provision of the Plan, the Option shall continue to be exercisable on or before the date that is 10 business days after the Black-Out Period is lifted by the Company.

9.	Exercise of Options

9.1	Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Company at its head office of a written notice of exercise addressed to the Chief Executive Officer, the President, the Chief Financial Officer or the Corporate Secretary of the Company specifying the number of Shares with respect to which the Option is being exercised, together with the appropriate form of payment (to be determined by the Company) for the aggregate of the Option Prices to be paid for the Shares to be purchased. Certificates for such Shares shall be issued and delivered to or to the direction of the Optionee within a reasonable time following the receipt of such notice and payment.

10.	Adjustment on Alteration of Share Capital

10.1	In the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, the number of Shares reserved or authorized to be reserved under the Plan, the number of Shares receivable on the exercise of an Option and the Option Price therefor shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or equitable by the Board in its sole discretion and such adjustment shall be binding for all purposes.

10.2	If the Company amalgamates, consolidates or combines with or merges with or into another body corporate, whether by way of amalgamation, arrangement or otherwise (the right to do so being hereby expressly reserved), any Share receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such amalgamation, consolidation, combination or merger if the Optionee had exercised his or her Option immediately prior to the effective date of such amalgamation, consolidation, combination or merger and the Option Price shall be adjusted as may be deemed necessary or equitable by the Board in its sole discretion and such adjustment shall be binding for all purposes of the Plan.

10.3	In the event of a change in the Company’s currently authorized Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Shares within the meaning of the Plan.

10.4	In the event of any other change affecting the Shares, such adjustment, if any, shall be made as may be deemed necessary or equitable by the Board in its sole discretion to properly reflect such event and such adjustment be binding for all purposes of the Plan.

10.5	No adjustment provided in this Section 10 shall require the Company to issue a fractional Share and the total adjustment with respect to each Option shall be limited accordingly.

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10.6	If, at any time when an Option granted under the Plan remains unexercised, an offer (“Take-Over Bid”) to purchase all or substantially all of the Shares of the Company is made by a third party by means of a take-over bid circular, the Company shall use its best efforts to bring such offer to the attention of the Optionee as soon as practicable and the Board may, in a fair and equitable manner, at its option, require the acceleration of the time for the exercise of the Options granted under the Plan and of the time for or waiver of the fulfillment of any conditions or restrictions on such exercise (including without limitation, vesting requirements).

10.7	Notwithstanding any other provision herein, if because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of Shares in the Company for securities, property or cash in or from another company is imminent (“Business Combination”), the Board may, in a fair and equitable manner, at its option determine the manner in which all unexercised option rights granted under the Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the Optionees and of the time for or the waiver of the fulfillment of any conditions or restrictions on such exercise (including without limitation, vesting requirements) or providing that any Share which would be receivable prior to the effective time of the Business Combination on the exercise of an Option be replaced with the securities, property or cash which the Optionee would have received if the Optionee had exercised his or her Option immediately prior to the effective time of the Business Combination and make any necessary adjustment, including adjustments to the Option Price, as may be deemed necessary or equitable by the Board in its sole discretion. All determinations of the Board under this Subsection 10.7 shall be binding for all purposes of the Plan. Any adjustments made by the Board in the context of a Business Combination are subject to TSX approval.

10.8	In order to permit Optionees to participate in a proposed Take-Over Bid or a proposed Business Combination that could result in a Change of Control, the Board may make appropriate provisions for the exercise of Options (whether vested or not) conditional upon the Shares resulting therefrom being taken up and paid for under the Take-Over Bid or the completion of the Business Combination, as applicable.

11.	Regulatory Approval

11.1	Notwithstanding any of the provisions contained in the Plan, Option Agreement or any term of the Option, the Company’s obligations hereunder, including obligations to grant Options and issue Shares and to issue and deliver certificates for such securities to an Optionee pursuant to the exercise of an Option shall be subject to:

(a)	compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities in Canada and the United States or any other applicable jurisdiction (“Securities Regulators”);

(b)	compliance with the requirements of the Exchange;

(c)	compliance with the Company’s insider trading policy; and

(d)	receipt from the Optionee of such covenants, agreements, representations and undertakings, including as to future dealings in such Shares, as the Company determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

11.2	The Company shall in no event be obligated to take any action in order to comply with any laws, regulations, rules, orders or requirements.

11.3	Notwithstanding any provisions in the Plan, Option Agreement or any term of the Option, if any amendment, modification or termination to the provisions hereof or any Option made pursuant hereto are required by any Securities Regulators, a stock exchange or a market as a condition of approval to a distribution to the public of any Shares or to obtain or maintain a listing or quotation of any Shares, the Board is authorized to make such amendments and thereupon the terms of the Plan, any Options, including any option agreement made pursuant hereto, shall be deemed to be amended accordingly without requiring the consent or agreement of any Optionee or shareholder approval.

12.	Terms and Conditions of Options Granted to U.S. Participants

12.1	This Section 12 applies only to U.S. Participants. In this Section 12, the following words and phrases shall have the following meanings:

(a)	“Code” means the U.S. Internal Revenue Code of 1986, as amended.

(b)	“Disability” means, with respect to any U.S. Participant, that such U.S. Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted, or can be expected to last, for a continuous period of not less than twelve (12) months. The preceding definition of the term “Disability” is intended to comply with, and will be interpreted consistently with, sections 22(e)(3) and 422(c)(6) of the Code.

(c)	“Fair Market Value” means, with respect to any property (including, without limitation, any Share), the fair market value, as of a given date, of such property, determined by such methods or procedures as are established from time to time by the Board. Unless otherwise determined by the Board, the fair market value of a Share as of a given date will be the closing board lot sale price per share of a Share on the Exchange on the trading day immediately preceding such date.

(d)	“Grant Date” means, with respect to any Option, the date on which the Board grants the Option.

(e)	“Incentive Stock Option” means an Option that is intended to qualify as an “incentive stock option” pursuant to section 422 of the Code.

(f)	“Nonqualified Stock Option” means an Option that is not an Incentive Stock Option.

(g)	“Option” means an option to acquire Shares granted under this Plan.

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(h)	“Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each corporation (other than the last corporation) in such chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. The preceding definition of the term “Subsidiary” is intended to comply with, and will be interpreted consistently with, section 424(f) of the Code.

(i)	“U.S. Employee” means a person who is an employee of the Company (or of any Subsidiary) for purposes of section 422 of the Code.

(j)	“U.S. Participant” means an Optionee who is a citizen of the United States or a resident of the United States, in each case as defined in section 7701(a)(30)(A) and section 7701(b)(1)of the Code.

(k)	“10% Shareholder” means any person who owns, taking into account the constructive ownership rules set forth in section 424(d) of the Code, more than ten percent (10%) of the total combined voting power of all classes of stock of the Company (or of any Parent or Subsidiary).

12.2	Notwithstanding any other provision of this Plan to the contrary, the aggregate number of Shares available for Incentive Stock Options shall not exceed 47,924,118 Shares, subject to adjustment pursuant to Article 10 of this Plan and subject to the provisions of sections 422 and 424 of the Code.

12.3	Each option agreement with respect to an Option granted to a U.S. Participant shall specify whether the related Option is an Incentive Stock Option or a Nonqualified Stock Option. If no such specification is made in an option agreement, the related Option will be:

(a)	an Incentive Stock Option if all of the requirements under the Code that must be satisfied in order for such Option to qualify as an Incentive Stock Option are satisfied; or

(b)	in all other cases, a Nonqualified Stock Option.

12.4	In addition to the other terms and conditions of this Plan (and notwithstanding any other term or condition of this Plan to the contrary), the following limitations and requirements will apply to an Incentive Stock Option:

(a)	An Incentive Stock Option may be granted only to a U.S. Employee.

(b)	The aggregate Fair Market Value of the Shares (determined as of the applicable Grant Date) with respect to which Incentive Stock Options are exercisable for the first time by any U.S. Participant during any calendar year (pursuant to this Plan and all other plans of the Company and of any Parent or Subsidiary) will not exceed one hundred thousand dollars (U.S.$100,000) or any other limitation subsequently set forth in section 422(d) of the Code. To the extent that such limitation is exceeded, the options in excess of such limitation will be treated as Nonqualified Stock Options.

(c)	The exercise price per Share payable upon exercise of an Incentive Stock Option will be not less than one hundred percent (100%) of the Fair Market Value of a Share on the applicable Grant Date; provided, however, that the exercise price per Share payable upon exercise of an Incentive Stock Option granted to a U.S. Participant who is a 10% Shareholder on the applicable Grant Date will be not less than one hundred ten percent (110%) of the Fair Market Value of a Share on the applicable Grant Date. Under no circumstances shall the exercise price of an Option be less than the closing board lot sale price per share of a Share on the Exchange on the trading day immediately preceding the Grant Date.

(d)	No Incentive Stock Option may be granted more than ten (10) years after the earlier of (i) the date on which the Board adopts the most recent amendment and restatement of the Plan or (ii) the date on which the shareholders of the Company approve such most recent amendment and restatement of the Plan.

(e)	An Incentive Stock Option will terminate and no longer be exercisable no later than the earlier of the term set by the Board and five (5) years after the applicable Grant Date.

(f)	If a U.S. Participant who has been granted an Incentive Stock Option ceases to be a U.S. Employee, then, in order to retain its status as an Incentive Stock Option for U.S. federal tax purposes such Option must be exercised within the time limits set forth below. Failure to exercise such Incentive Stock Options within the following time limits will result in the Option ceasing to be an Incentive Stock Option.

(i)	If a U.S. Participant who has been granted an Incentive Stock Option ceases to be a U.S. Employee due to the death of such U.S. Participant, such Incentive Stock Option may be exercised (to the extent such Incentive Stock Option was exercisable on the date of death) by the estate of such U.S. Participant, or by any person to whom such Incentive Stock Option was transferred in accordance with Subsection 6.8, for a period of one (1) year after the date of death (but in no event beyond the term of such Incentive Stock Option).

(ii)	If a U.S. Participant who has been granted an Incentive Stock Option ceases to be a U.S. Employee due to the Disability of such U.S. Participant, such Incentive Stock Option may be exercised (to the extent such Incentive Stock Option was exercisable on the date of Disability) by such U.S. Participant for a period of one (1) year after the date of Disability (but in no event beyond the term of such Incentive Stock Option).

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(iii)	If a U.S. Participant who has been granted an Incentive Stock Option ceases to be a U.S. Employee for any reason other than the death or Disability of such U.S. Participant or termination for Cause, such Incentive Stock Option may be exercised (to the extent such Incentive Stock Option was exercisable on the date of termination) by such U.S. Participant for a period of three (3) months after the date of termination (but in no event beyond the term of such Incentive Stock Option). If an Option ceases to be an Incentive Stock Option by virtue of this paragraph, it will be treated as a Nonqualified Stock Option and the provisions in Subsection 8.1 or 8.2, as applicable, will apply with respect to the period during which the Option may be exercised.

For purposes of this Subsection 12.4(f), the employment of a U.S. Participant who has been granted an Incentive Stock Option will not be considered interrupted or terminated upon (a) sick leave, military leave or any other leave of absence approved by the Administrator that does not exceed ninety (90) days in the aggregate; provided, however, that if reemployment upon the expiration of any such leave is guaranteed by contract or applicable law, such ninety (90) day limitation will not apply, or (b) a transfer from one office of the Company (or of any Parent or Subsidiary) to another office of the Company (or of any Parent or Subsidiary) or a transfer between the Company and any Parent or Subsidiary.

For greater certainty, under no circumstances shall the above time limits apply to extend the time limits applicable under Section 8.

(g)	An Incentive Stock Option granted to a U.S. Participant may be exercised during such U.S. Participant’s lifetime only by such U.S. Participant.

(h)	An Incentive Stock Option granted to a U.S. Participant may not be transferred, assigned, pledged, hypothecated or otherwise disposed of by such U.S. Participant, except by will or by the laws of descent and distribution.

12.5	In the event that this Plan is not approved by the shareholders of the Company as required by Section 422 of the Code within twelve (12) months before or after the date on which this Plan is adopted by the Board, any Incentive Stock Option granted under this Plan will automatically be deemed to be a Nonqualified Stock Option.

12.6	Any adjustment, amendment or termination of outstanding Options granted to U.S. Participants will occur only if such actions are undertaken in accordance with Code Section 409A on a basis consistent with the regulations thereunder.

12.7	All Options and Shares issued pursuant to the Plan will be issued pursuant to the registration requirements of the U.S. Securities Act or an exemption from such registration requirements.

13. Miscellaneous

13.1	An Optionee entitled to Shares as a result of the exercise of an Option shall not be deemed for any purpose to be, or to have rights as, a shareholder of the Company by such exercise, except to the extent Shares are issued therefor and then only from the date such Shares are issued. No adjustment shall be made for dividends or distributions or other rights for which the record date is prior to the date such Shares are issued pursuant to the exercise of Options.

13.2	If the Company or any of its related entities, as applicable, shall be required to withhold any amounts by reason of any federal, provincial, state, local or other laws of any jurisdiction concerning taxes, social security contributions or other source deductions in respect of the issuance or delivery of the Options or Shares to the Optionee, the Company or the related entity may deduct and withhold such amount or amounts from any payment made by the Company or the related entity to such Optionee, whether or not such payment is made pursuant to this Plan. In addition, or as an alternative to such withholding from payments, the Company or any related entity with a withholding obligation as described above may require an Optionee, as a condition of exercise of an Option, to pay to the Company or related entity, as the case may be, an amount not exceeding the total of the withholding obligation of the Company or related entity arising in respect of the issuance or delivery of the Options or Shares to the Optionee, or to reimburse the Company or related entity for such amount. Under no circumstances shall the Company or any related entity be responsible for funding the payment of any tax, social security contributions or other source deductions on behalf of the Optionee or for providing any tax advice to them.

14. Amendment and Termination

14.1	The Plan is effective as of June 21, 2018. Any amendments made are effective as of the date amended.

14.2	The Board may, subject to Shareholder approval, amend the Plan at any time. Notwithstanding the foregoing, the Board is specifically authorized to amend or revise the terms of the Plan without obtaining Shareholder approval in the following circumstances:

(a)	to change the termination provisions of the Options or Plan which does not extend beyond the original expiry date;

(b)	to add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying securities from the reserved Shares; and

(c)	other amendments of a housekeeping nature, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein and updating provisions herein to reflect changes in the governing laws, including tax laws, and the TSX requirements.

Except as otherwise permitted by the TSX, amendments to this provision as well as amendments to the number of Shares issuable under the Plan (including an increase to a fixed maximum number of Shares or a fixed maximum percentage of Shares, as the case may be, or a change from a fixed maximum number of shares to a fixed maximum percentage), may not be made without obtaining approval of the Shareholders inaccordance with TSX requirements. For greater certainty, an increase does not include reloading after exercise under a fixed maximum number or percentage provided the fixed maximum or percentage is not increased and the Plan otherwise permits reloading.

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14.3	The Board may suspend or terminate the Plan at any time. No action by the Board to terminate the Plan pursuant to this Section 14 shall affect any Options granted hereunder pursuant to the Plan prior to termination.

14.4	Except as set out below, the Board may (without Shareholder approval) amend, modify or terminate any outstanding Option, including, but not limited to, substituting another award of the same or of a different type or changing the date of exercise; provided, however that, the Optionee’s consent to such action shall be required unless the Board determines that the action, when taken with any related action, would not materially and adversely affect the Optionee or is specifically permitted hereunder.

The exercise price of any outstanding Options may not be reduced and the original Option Period extended unless Shareholder approval is obtained by way of a resolution passed by a majority of the votes cast by the Shareholders at a meeting of Shareholders. The Option Price of any outstanding Options may not be reduced and the original term of the Option Period may not be extended to the benefit of Insiders unless disinterested Shareholder approval is obtained in accordance with TSX requirements.

APPENDIX A

INCENTIVE STOCK OPTION PLAN

OPTION AGREEMENT

1.	This Option Agreement is entered into between Eldorado Gold Corporation (the “Company”) and the Optionee as defined below.

2.	The Optionee acknowledges having received a copy of the Company’s Incentive Stock Option Plan effective as of June 21, 2018, as amended or amended and/or restated from time to time (the “Plan”), a copy of which is attached hereto, that he or she has read and understands the Plan and that the terms therein (including any amendments thereto since the Grant Date) govern the grant hereunder.

3.	Subject to the terms and conditions of the Plan, the Company grants the Optionee the options set out below on the terms and conditions set out below.

Grant Date:

Optionee: (the “Optionee”)

Optionee’s Position with/relationship to the Company or related entity:

Number of Options:

Option Price ($ per Share):	$

Vesting Period:

Vesting Performance Targets:

Expiry Date of Option Period:

4.	Subject to the Plan, each Option that has vested entitles the Optionee to purchase one Share at any time up to 4:30 p.m. Vancouver time on the expiry date of the Option Period.

5.	This Option Agreement is subject to the terms and conditions set out in the Plan and such terms and conditions are incorporated herein by this reference and agreed to by the Optionee. In the case of any inconsistency between this Option Agreement and the Plan, the Plan shall govern. Unless otherwise indicated, all defined terms shall have the respective meanings attributed thereto in the Plan.

6.	The Optionee acknowledges that the Company makes no representation or warranty as to the future value of any Option granted hereunder or Shares issuable thereto.

7.	The Optionee acknowledges and agrees that the Optionee will, at all times, act in strict compliance with any and all applicable laws and any policies of the Company applicable to the Optionee in connection with the Plan.

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8.	The Optionee acknowledges that if the Company or any of its related entities, as applicable, are required to withhold any amounts by reason of any federal, provincial, state, local or other laws of any jurisdiction concerning taxes, social security contributions or other source deductions in respect of the issuance or delivery of the Options or Shares to the Optionee, the Company or the related entity may deduct and withhold such amount or amounts from any payment made by the Company or the related entity to such Optionee, whether or not such payment is made pursuant to this Plan. The Optionee also acknowledges that under no circumstances shall the Company or any related entity of the Company be responsible for funding the payment of any tax, social security contributions or other source deductions on behalf of the Optionee or for providing any tax advice to the Optionee.

9.	The Optionee hereby acknowledges that the Options and Shares issued on exercise may be subject to tax under applicable federal, provincial, state or other laws of any jurisdiction, that no representation has been made and he or she has not received any advice from the Company or a related entity of the Company as to tax or legal ramification of the grant of Options hereunder or Shares issuable thereto and that he or she has been advised to seek independent tax advice as he or she deems necessary.

10.	[OPTION - Insert if Optionee is a U.S. Participant and US Employee as defined in Section 12 of the Plan and ISOs are being granted] [Unless this grant notice specifies otherwise, Options that meet the requirements of Code Section 422 and applicable regulations will be Incentive Stock Options (“ISOs”). U.S. Participants should refer to Section 12 of the Plan for provisions relating to ISOs. In addition, U.S. Participants should consult with their personal tax advisor with regard to the tax consequences relating to the exercise of an ISO and the subsequent sale of Shares, including the holding period requirement with respect to Shares received upon exercise of an ISO in order to retain favourable ISO tax treatment, and the possible alternative minimum tax implications as a result of exercise of an ISO (the latter will depend on the individual tax situation of the Optionee). OR

Insert if Optionee is a U.S. Participant and Nonqualified Stock Option is being granted:

These Options are Nonqualified Stock Options.]

By signing this agreement, the Optionee acknowledges that he, she, or his or her authorized representative has read and understands the Plan.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the                  day of                                 ,                 .

ELDORADO GOLD CORPORATION

Per:
Authorized Signatory

Acknowledged and Agreed to:

Signature of Optionee		Signature of Witness

Name and Title of Optionee		Name of Witness

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ELDORADO GOLD CORPORATION

BOARD OF DIRECTORS

TERMS OF REFERENCE

I.	ROLES AND RESPONSIBILITIES

The principal role of the Board of Directors (“Board”) is stewardship of Eldorado Gold Corporation (the “Company”). The Board is responsible for the oversight of the management of the Company and its global business, consistent with its obligations set out in the Canada Business Corporations Act (“CBCA”), the Company’s Articles and By-laws and other relevant legislation and regulations.

Subject to the provisions of the CBCA and the Company’s By-Laws and Articles, the Board may delegate the responsibilities of the Board to committees of the Board (“Committees”) on such terms as the Board may consider appropriate.

The principal duties and responsibilities of the Board include:

(i)	Strategic Planning. Assisting in the development of and regularly reviewing and monitoring the Company’s long-term goals and the strategic planning process which takes into consideration opportunities and risks of the business and provides objectivity and judgement to the process. The Board is responsible for the approval of and for monitoring the process on at least an annual basis.

(ii)	Performance Review. Regularly reviewing the short and long term performance of the Company. The Board shall review and consider for approval all significant amendments or departures proposed by management from established strategy, capital and operating budgets, matters of policy or corporate structure, outside of the ordinary course of business.

(iii)	Budgeting. Reviewing and approving the Company’s annual budgets, including capital expenditures.

(iv)	Risk Management. Understanding and overseeing the principal risks associated with the Company’s business and regularly monitoring the systems in place to manage those risks effectively.

(v)	Reviewing Material Transactions. Reviewing and approving transactions that are either material or not in the ordinary course of the Company’s business.

(vi)	CEO Appointment and Evaluation. Appointing a Chief Executive Officer (“CEO”) of the Company, approving the CEO’s compensation and establishing and administering appropriate processes to measure the CEO’s performance in carrying out the Company’s stated objectives, in conjunction with and on the recommendation of the Compensation Committee.

(vii)	Succession Planning. Establishing and administering a plan for the succession of the CEO and senior management.

(viii)	Determining Compensation. Upon the recommendation of the Compensation Committee, approving the appointment and compensation of senior management and approving the compensation of the directors of the Company (“Directors”).

(ix)	Management. Establishing limits of authority to be delegated to senior management and appropriate evaluation criteria for the CEO and senior management.

(x)	Director Nomination. Requiring that a plan be in place for the nomination of the Chair of the Board and Directors, including those Directors who are independent in accordance with applicable securities laws and stock exchange requirements (“Independent Directors”), in conjunction with the Corporate Governance and Nominating Committee.

(xi)	Internal Controls. In conjunction with the Audit Committee, regularly reviewing and monitoring the effectiveness of the Company’s internal controls over financial reporting and disclosure and management information systems.

(xii)	Disclosure Policy. Overseeing the adoption of a disclosure policy for fair, accurate, transparent and timely public disclosure to all stakeholders.

(xiii)	Reserves and Resources. Reviewing any reserve or resource reports prepared by the Company or the Reserve & Resource Panel. The Reserve & Resource Panel may be constituted at the discretion of the Board and will consist of certain Independent Directors who possess experience with or a working knowledge of estimating reserves and resources.

(xiv)	Shareholder Communication. Reviewing the Company’s communication policy and requiring that it be in compliance with applicable law and the regulations and guidelines of applicable securities regulatory authorities and the stock exchanges on which the Company’s securities trade.

(xv)	Shareholder Feedback. Establishing measures for shareholders to provide feedback to the Board or the Independent Directors directly.

(xvi)	Corporate Governance. In conjunction with the Corporate Governance and Nominating Committee, monitoring the Company’s compliance with the law and the corporate governance regulations and guidelines as required by the securities regulatory authorities and the stock exchanges on which the Company’s securities trade and best practice with respect to corporate governance.

(xvii)	Code of Conduct and Business Ethics. Establishing and regularly reviewing the Company’s Code of Conduct and Business Ethics and regularly monitoring compliance thereof with the objective of promoting a culture of integrity throughout the Company.

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(xviii)	Integrity. To the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers are creating a culture of integrity through the Company.

(xix)	By-laws. If required, adopting, amending or repealing the By-laws of the Company, in accordance with applicable law.

(xx)	Financial Disclosure. Reviewing and approving in advance prescribed public disclosure documents including, but not limited to, the quarterly and annual Financial Statements of the Company and associated Management’s Discussion and Analysis, the Annual Information Form and Management Proxy Circular, in conjunction with the Committees of the Board as applicable.

(xxi)	Committees of the Board. Upon the recommendation of the Corporate Governance and Nominating Committee, establishing the Committees and selecting Independent Directors to act on the Committees. The Board shall establish the following standing Committees of the Board: (i) Audit Committee, (ii) Corporate Governance and Nominating Committee, (iii) Compensation Committee and (iv) Sustainability Committee. From time to time the Board may create other Committees or ad hoc committees to examine specific issues on behalf of the Board.

(xxii)	Terms of Reference. Establishing, approving and annually reviewing the Terms of Reference for itself and its Committees, setting out duties and responsibilities including organizational and administrative procedures, in conjunction with the Corporate Governance and Nominating Committee.

(xxiii)	Evaluation of Board and Committees. Regularly evaluating the effectiveness of the Board, its Committees and the members thereof, in conjunction with the Corporate Governance and Nominating Committee.

(xxiv)	Meetings with Management. Encouraging the CEO to bring into Board meetings, managers who can provide additional insight into the items being discussed because of personal involvement in those areas, and/or employees who have the potential to take on greater responsibilities within the Company and whom the CEO believes should be given more exposure to the Board.

(xxv)	Continuing Education. In conjunction with the Corporate Governance and Nominating Committee, overseeing the establishment of suitable orientation programs for new Directors and continuing education opportunities for all Directors such as receipt of management reports, third party presentations and mine site visits. Each Director will have access to an electronic Board Manual, updated annually, containing relevant management information, historical public information and the Terms of References for the Directors and for the Committees of the Board.

(xxvi)	Regulatory Compliance. Ensuring that processes are in place to address applicable regulatory, corporate, securities and other compliance matters in a timely manner.

(xxvii)	Goodwill. Enhancing the reputation, goodwill and image of the Company.

(xxviii)	General. Making other corporate decisions required to be made by the Board, or as may be reserved by the Board, to be made by itself, from time to time and not otherwise delegated to a Committee or to the management of the Company.

II.	COMPOSITION

Qualification of Directors

(i)	As fixed by the Articles of the Company the Board shall consist of at least three Directors and not more than 20 Directors.

(ii)	A majority of the Directors on the Board shall qualify as Independent Directors, as defined in National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Policy 58-201 – Corporate Governance Guidelines and as defined in SEC Rule 10A-3 and Section 303A.02 of the NYSE Listed Company Manual.

(iii)	At least twenty-five percent of the Directors shall be Canadian residents.

Chair of the Board

(i)	The Chair of the Board shall be an Independent Director. The Independent Directors on the Board shall appoint the Chair annually at the organizational meeting of the Board immediately following the Annual Meeting of shareholders, upon the recommendation of the Corporate Governance and Nominating Committee.

(ii)	The Chair of the Board shall have the duties and responsibilities set forth in the Terms of Reference entitled “Chair of the Board of Directors”.

Director Nomination, Appointment, Resignation & Retirement

(i)	An individual who is nominated as a director (“Nominee Director”) shall submit a written Consent to Act to the Company in such form as the Company may require.

(ii)	A Nominee Director shall disclose to the Chair of the Corporate Governance and Nominating Committee each company or other issuer on which the Nominee Director serves as a director or an officer.

(iii)	All Directors shall disclose to the Chair of the Corporate Governance and Nominating Committee each company or other issuer on which the Director is invited to serve as a director prior to accepting such invitation.

(iv)	In accordance with the Company’s By-laws, at each Annual Meeting of shareholders all Directors of the Company resign. Recommendations for nomination for re-election are the responsibility of the Corporate Governance and Nominating Committee. A Director shall advise the Chair of the Corporate Governance and Nominating Committee of his/her willingness to be re-elected to the Board for the next term.

(v)	A Director may be re-elected annually to serve the Board until the Annual Meeting of shareholders following his or her 73rd birthday. At the discretion of the Board and giving due consideration to the skills and abilities of Directors who reach the retirement age specified in this provision and to the needs of the Company and its range of activities and operations, the Board may approve an extended retirement age.

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Board Meetings

(i)	The Board will schedule at least five regular meetings annually, with at least one regular meeting each quarter, and as many additional meetings as necessary to carry out its duties effectively.

(ii)	The Board will hold special meetings at least once a year to specifically discuss strategic planning and strategic issues.

(iii)	A meeting of the Board may be called by the Corporate Secretary or any Director by giving notice stating the time and place of the meeting to each of the Directors no less than 48 hours prior to the Board meeting or as otherwise provided in the By-laws of the Company.

(iv)	The agenda for each Board meeting shall be established by the CEO and the Chair of the Board, taking into account suggestions from other Directors.

(v)	At any meeting of the Board, a quorum for the transaction of business shall be a majority of the number of Directors in office from time to time.

(vi)	At Board meetings, each Director is entitled to one vote and questions are decided by a majority of votes of the Directors present.

(vii)	The Board may invite such officers and employees of the Company and such other advisors as it may see fit from time to time to attend meetings of the Board and participate in the discussion and consideration of any matter.

In-Camera Meetings

(i)	The Independent Directors will meet after each regularly scheduled meeting of the Board, or when it is deemed necessary by the Chair of the Board, without any member of the Company’s management present for the purposes of evaluating the Company’s senior management and discussing such other matters as may be appropriate.

(ii)	The Independent Directors will appoint a member to act as Secretary of the ‘in-camera’ meetings.

(iii)	Minutes generated from the meetings of the Independent Directors will be maintained by the Chair of the Board.

(iv)	Any business items arising from the meetings will be brought to the attention of the Corporate Secretary and be added to the agenda of the next regularly scheduled Board meeting.

III.	EXPECTATIONS OF A DIRECTOR

(i)	Commitment and Attendance. All Directors are expected to maintain a high attendance record at meetings of the Board (including in-camera meetings) and meetings of the Committees of which they are members. Directors are expected to participate on Committees of the Board and become familiar with the Terms of Reference for each Committee on which they serve.

(ii)	Preparation for Meetings. All Directors are expected to prepare in advance of meetings of the Board and its Committees and be willing to fully and frankly participate in the deliberations of the Board and its Committees with the intent to make informed decisions. Directors are expected to review the agenda and related materials circulated in advance of the meeting and are encouraged to contact the Chair of the Board, the CEO or any other appropriate person to discuss agenda items prior to the meetings.

(iii)	Knowledge of Operations. All Directors are expected to be knowledgeable about the Company’s operations, activities and industry and to gain and maintain a reasonable understanding of the current regulatory, legislative, business, social and political environments within which the Company operates.

(iv)	Other Directorships and Significant Activities. Each Director should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the Director’s time and availability for his or her commitment to the Company and such service on other boards should be in accordance with the limits set forth in the Company’s Corporate Governance Guidelines. No Director should serve on a board of a competitor of the Company or of a regulatory body with oversight of the Company. Directors should advise the Chair of the Corporate Governance and Nominating Committee prior to accepting membership on any other boards of directors. All Directors should disclose any conflict of interest on any issue to the Chair of the Board or the Chair of the Corporate Governance and Nominating Committee as soon as it arises. Directors must refrain from voting on any issue when a conflict of interest exists.

(v)	Contact with Management and Employees. Directors should become familiar with senior management and their roles. Directors should be available to management and the Board as a resource and use their abilities, knowledge and experience for the benefit of the Company.

(vi)	Speaking on behalf of the Company. Directors are required to adhere to the Company’s Disclosure Policy.

(vii)	Confidentiality. The proceedings and deliberations of the Board and its Committees are confidential. Each Director shall maintain the confidentiality of the information received in connection with his or her service as a Director.

(viii)	General. Directors are expected to perform such other duties as may be assigned to a Director by the Board from time to time or as may be required by applicable regulatory authorities or legislation.

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IV.	OUTSIDE ADVISORS

The Board or the Independent Directors, with approval of the Chair of the Board, may, at the expense of the Company, engage such outside advisors as may be reasonable or desirable to the Board or the Independent Directors in the performance of Directors’ duties.

V.	LIMITATION ON THE BOARD’S DUTIES

Nothing in these Terms of Reference is intended or may be construed as imposing on any member of the Board a standard of care or diligence that is in any way more onerous or extensive than the standard to which the Directors are subject under applicable law. These Terms of Reference are not intended to change or interpret the constating documents of the Company or any federal, provincial, state or exchange law, regulation or rule to which the Company is subject, and these Terms of Reference should be interpreted in a manner consistent with all such applicable laws, regulations and rules. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to shareholders, competitors, employees or other persons, or to any other liability whatsoever.

VI.	APPROVAL

Approved by the Board of Directors March 21, 2018.

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2018 Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular Any questions and requests for assistance may be directed to the Proxy Solicitation Agent The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361 Toronto, Ontario M5X 1E2 www.kingsdaleadvisors.com North American Toll-free Phone: 1 877 657 5856 Email: contactus@kingsdaleadvisors.com Facsimile: 416 867 2271 Toll-free Facsimilie: 1 866 545 5580 Outside North America, Banks and Brokers Call Collect: 416 867 2272 Eldorado Gold Corporation 1188 Bentall 5 550 Burrard Street Vancouver, BC V6C 2B5 Canada Tel: +1 604 687 4018 Fax: +1 604 687 4026 Toll-free: +1 888 353 8166 eldoradogold.com TSX: ELD NYSE: EGO KINGSDALE Advisors e l d o r a d o g o l d